     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 14, 2000



                                                      REGISTRATION NO. 333-31266

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          REPEATER TECHNOLOGIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


             DELAWARE                             3663                            77-0535658
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)


                               1150 MORSE AVENUE

                          SUNNYVALE, CALIFORNIA 94089
                                 (408) 747-1900
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                              KENNETH L. KENITZER

                          REPEATER TECHNOLOGIES, INC.
                               1150 MORSE AVENUE
                          SUNNYVALE, CALIFORNIA 94089
                                 (408) 747-1900
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------


                                   COPIES TO:

   MARK P. TANOURY, ESQ.           ALAN F. DENENBERG, ESQ.
  DAVID T. EMERSON, ESQ.             SHEARMAN & STERLING
    COOLEY GODWARD LLP               1550 EL CAMINO REAL
   FIVE PALO ALTO SQUARE                  SUITE 100
    3000 EL CAMINO REAL             MENLO PARK, CA 94025
    PALO ALTO, CA 94306                (650) 330-2200
      (650) 843-5000


                            ------------------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effectiveness of this Registration Statement.
                            ------------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                             PROPOSED MAXIMUM      PROPOSED MAXIMUM
TITLE OF SECURITIES                      AMOUNT TO BE         OFFERING PRICE          AGGREGATE             AMOUNT OF
TO BE REGISTERED                        REGISTERED(1)          PER SHARE(2)      OFFERING PRICE(1)(2)    REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value.....       5,462,500               $10.00             $54,625,000             $14,421
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------



(1) Includes shares that the underwriters have the option to purchase solely to cover over-allotments, if any.



(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.


                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED APRIL 14, 2000


PROSPECTUS


                                4,750,000 SHARES


                          [REPEATER TECHNOLOGIES LOGO]

                                  COMMON STOCK
                              $         PER SHARE

                               ------------------


     We are selling 4,750,000 shares of our common stock. The underwriters named in this prospectus may purchase up to 712,500 additional shares of common stock from us to cover over-allotments.



     This is an initial public offering of our common stock. We currently expect the initial public offering price to be between $8.00 and $10.00 per share. We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol "RPTR."


                               ------------------


     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                                                PER SHARE           TOTAL
                                                              --------------    --------------
Public Offering Price                                         $                 $
Underwriting Discount                                         $                 $
Proceeds to Repeater Technologies, Inc. (before expenses)     $                 $

     The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about
            , 2000.

                               ------------------

SALOMON SMITH BARNEY
                           U.S. BANCORP PIPER JAFFRAY
                                                           SG COWEN
            , 2000

[Inside Cover Graphics]

Map of the World with symbols placed on the map where we have deployed repeaters. (The map has no political boundaries and the symbols have no identity to operator or countries).

Text Title: "Repeater Technologies has Deployed Network Repeaters with over 40 CDMA Operators on Five Continents".

Bottom of the page Text: Company Logo with Design, Name and Tagline (Perfecting Wireless Coverage Worldwide)

Inside Cover Graphic [Gate Fold]

An artist's rendition of a map of the St. Cloud Minnesota area with an overlay of a RepeaterHybrid Network.

Text Title: "World's First CDMA RepeaterHybrid(TM) Network, Lifecom PCS, St. Cloud, MN, July 1998.

On the perimeter of the map are seven small pictures of products or services that the company provides.

Picture 1 Graphic: A service man installing a Network Repeater on a pole.

Picture 1 Text: Network Repeater(TM)


Picture 2 Graphic: A white box.

Picture 2 Text: RepeaterPower(TM) battery back-up system


Picture 3 Graphic: A Computer Terminal with radio frequency prediction plots on the screen and the wall.

Picture 3 Text: RepeaterCAD(TM) radio frequency network design and application services


Picture 4 Graphic: Picture of OfficeCell (electronic equipment)

Picture 4 Text: OfficeCell(TM) fiber-optic distributed antenna system for in-building coverage


Picture 5 Graphic: Picture of RepeaterNet (Computer rack)

Picture 5 Text: RepeaterNet(TM) network management system


Picture 6 Graphic: Picture of RepeaterStar antenna

Picture 6 Text: RepeaterStar(TM) Donor Antenna


Page 34

[NETWORK REPEATER CELL SITE GRAPHIC]


Inside Back Cover:

Title: "From Concept to Reality"

Graphics include 3 columns and 6 rows with text in the first column (describing the illustrations and photographs to the immediate right) illustrations in the second column which are artist renditions of concepts (concept), and photographs and illustrations in the third column which are actual implementations of repeaters (reality).


First Row.

Left (Concept) Picture: Drawing of a RepeaterHybrid Network

Middle Text: RepeaterHybrid Networks can reduce conventional base station deployment. The Lifecom network uses 24 Network Repeaters and 6 base stations.

Right (Reality) Picture: A drawing of the Lifecom network showing the 24 repeaters and 6 base stations.


Second Row.

Left (Concept) Picture: Car driving through tunnel

Middle Text: Network Repeaters help fill gaps in coverage like in the Presidio Tunnel in San Francisco, CA

Right (Reality) Picture: Actual photo of tunnel


Third Row.

Left (Concept) Picture: Car driving down downtown street

Middle Text: Five Network Repeaters provide coverage in urban canyons in the financial district of San Francisco, CA.

Right (Reality) Picture: A photo of the financial district of San Francisco


Fourth Row.

Left (Concept) Picture: Car driving down rural highway

Middle Text: RepeaterHybrid Networks can extend the coverage of base stations along a highway like this section of I-5 in California employing eight repeaters and one base station.

Right (Reality) Picture: A map showing of I-5 showing where the eight repeaters and one base station are placed along the highway.

Fifth Row.

Left (Concept) Picture: Repeater on the rooftop of building

Middle Text: Two Network Repeaters help provide the coverage in four department stores and parking garages at the Mall of America in Minneapolis, MN.

Right (Reality) Picture: An aerial photograph of the Mall of America


Sixth Row.

Left (Concept) Picture: Man talking on wireless handset inside a building.

Middle Text: Repeater Technologies provides in-building coverage to the stadium offices at Ericsson stadium in Charlotte, NC.

Right (Reality) Picture: Aerial photograph of Ericsson stadium.

                               TABLE OF CONTENTS



                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    4
Special Note Regarding Forward-Looking Statements...........   12
Use of Proceeds.............................................   13
Dividend Policy.............................................   13
Capitalization..............................................   14
Dilution....................................................   15
Selected Financial Data.....................................   16
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   17
Business....................................................   27
Management..................................................   39
Principal Stockholders......................................   48
Certain Transactions........................................   50
Description of Capital Stock................................   54
Shares Eligible for Future Sale.............................   58
United States Federal Income Tax Consequences to Non-U.S.
  Persons...................................................   60
Underwriting................................................   63
Legal Matters...............................................   65
Experts.....................................................   65
Change in Independent Accountants...........................   66
Additional Information......................................   67
Index to Financial Statements...............................  F-1


     Until             , 2000, all dealers that buy, sell or trade the common
stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY


     You should read the following summary together with the more detailed information in this prospectus concerning us and the common stock being sold in this offering, especially the risks of investing in our common stock discussed under "Risk Factors."


                          REPEATER TECHNOLOGIES, INC.


     We develop, market and sell wireless network equipment primarily to providers of code division multiple access or CDMA-based wireless services. Our products are designed to cost effectively allow wireless service providers to expand their geographic coverage in suburban and rural areas, urban areas and inside office buildings and other coverage-limited structures. Our products have been deployed with over 40 CDMA wireless service providers in ten countries.



     Our products are based on our Network Repeater technology that works in conjunction with base stations to expand the coverage area of a wireless network. A base station is a key component of a wireless network used to receive and transmit voice and data signals over radio frequencies. Our Network Repeater receives, amplifies and re-transmits voice and data signals between mobile handsets and base stations and provides a wireless connection to the telecommunications network.



     Our RepeaterHybrid Network solutions incorporate our family of Network Repeaters, antenna systems, network management systems and network design services to provide outdoor wireless service coverage. These products are used in conjunction with third-party base stations to increase coverage at significantly reduced cost by reducing the number of required base stations, related communication links and other wireless network equipment. We have deployed 20 RepeaterHybrid Networks with 12 service providers.



     Our Distributed Antenna System provides in-building coverage using copper cable and small antennas. Our OfficeCell distributed antenna system, currently under development, will provide in-building coverage utilizing fiber-optic cable to link distributed antennas for increased flexibility and broader coverage. These systems can be used in a wide range of indoor areas, including office buildings, shopping malls, sports arenas and tunnels. Our in-building products offer low cost, ease of installation and remote monitoring via our proprietary network management system. We have deployed our copper cable Distributed Antenna System with 16 service providers in six countries.



Our goal is to be the leader in the development and deployment of CDMA-compatible wireless network equipment. To achieve this goal, our strategy is to:


     - Continue to expand our installed base of Network Repeaters;

     - Expand our in-building capabilities;


     - Establish a market leadership position in third generation, or 3G, wireless networks;


     - Focus on network design and customer support; and

     - Pursue strategic acquisitions.


     We have incurred losses since our inception and we expect to continue to incur losses at least through our fiscal year ending March 2001.



     We are incorporated in Delaware. Our principal executive offices are located at 1150 Morse Avenue, Sunnyvale, California 94089 and our telephone number is (408) 747-1900. Information contained on our web site does not constitute part of this prospectus.

                                  THE OFFERING


Common stock offered................      4,750,000 shares



Common stock outstanding after this
offering............................     21,978,199 shares


Use of proceeds.....................     We intend to use the net proceeds from
                                         this offering primarily for general
                                         corporate purposes, including working
                                         capital, research and development,
                                         sales and marketing, network design
                                         services, capital expenditures and
                                         potential acquisitions.

Proposed Nasdaq National Market
symbol..............................     RPTR
                               ------------------


     Unless otherwise indicated, all information contained in this prospectus, including the outstanding share information above, is based on the number of shares outstanding as of March 31, 2000 and:


     - assumes our reincorporation in the State of Delaware and filing of our restated certificate of incorporation;


     - assumes conversion of all outstanding shares of preferred stock into 10,117,088 shares of common stock upon the closing of this offering;



     - assumes conversion of outstanding convertible subordinated debentures into 2,727,263 shares of common stock upon the closing of this offering;



     - assumes the exercise of outstanding warrants for 1,069,349 shares of common stock at a weighted average exercise price of $2.04 per share, which will expire if not exercised by 5:00 p.m. upon the closing of this offering;



     - excludes 3,534,806 shares of common stock issuable upon the exercise of outstanding options having a weighted average exercise price of $3.62 per share;



     - excludes 122,895 shares of common stock issuable upon the exercise of outstanding warrants having a weighted average exercise price of $5.05 per share;



     - assumes no exercise of the underwriters' option to purchase up to 712,500 additional shares of common stock to cover over-allotments; and



     - assumes an initial public offering price of $9.00 per share, the midpoint of the initial public offering price range.

                           -------------------------------


     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS.

                             SUMMARY FINANCIAL DATA

     The following table summarizes the financial data for our business during the periods indicated. You should read this information together with our financial statements, the notes to those statements beginning on page F-1 of this prospectus, and the information under "Selected Financial Data," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                               YEARS ENDED                               NINE MONTHS ENDED
                        ---------------------------------------------------------   ---------------------------
                        MARCH 31,   MARCH 31,   MARCH 31,   MARCH 27,   MARCH 26,   DECEMBER 25,   DECEMBER 24,
                          1995        1996        1997        1998        1999          1998           1999
                        ---------   ---------   ---------   ---------   ---------   ------------   ------------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DAT(UNAUDITED)
STATEMENT OF
  OPERATIONS DATA:
Net revenues..........   $11,696    $ 10,302     $10,581    $  7,770    $  9,612      $ 7,688        $ 12,321
Gross profit (loss)...     4,612         732       1,226      (1,037)        729          687           3,593
Loss from
  operations..........      (676)     (5,808)     (5,937)    (12,707)    (10,270)      (7,393)         (8,266)
Net loss..............      (886)     (5,816)     (5,973)    (12,628)    (10,570)      (7,347)         (9,370)
Net loss per common
  share, basic and
  diluted.............   $(22.15)   $(153.05)    $ (3.16)   $  (5.31)   $  (4.47)     $ (3.10)       $  (3.82)
                         =======    ========     =======    ========    ========      =======        ========
Shares used in net
  loss per common
  share
  calculation -- basic
  and diluted.........        40          38       1,893       2,376       2,367        2,367           2,453
                         =======    ========     =======    ========    ========      =======        ========
Pro forma net loss per
  common share --basic
  and diluted
  (unaudited).........                                                  $  (0.78)                    $  (0.61)
                                                                        ========                     ========
Shares used in pro
  forma net loss per
  common share
  calculation -- basic
  and diluted
  (unaudited).........                                                    13,500                       15,297
                                                                        ========                     ========



                                                                   AS OF DECEMBER 24, 1999
                                                             -----------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                             -------    ---------    -----------
                                                                  (IN THOUSANDS, UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents..................................  $ 8,591     $10,772       $48,478
Working capital............................................    8,038      10,219        47,925
Total assets...............................................   17,145      19,326        57,032
Other long-term debt.......................................    3,710       3,710         3,710
Convertible subordinated debentures........................   15,000          --            --
Total stockholders' equity (deficit).......................   (8,220)      8,961        46,667


------------------------


     Pro forma gives effect to the automatic conversion of all of our outstanding shares of preferred stock into 10,117,088 shares of our common stock, all of our convertible debentures into 2,727,263 shares of our common stock and the exercise of outstanding warrants exercisable for 1,069,349 shares of our common stock, which will expire if not exercised by 5:00 p.m. on the date of the closing of this offering.



     Pro forma as adjusted gives effect to this offering assuming an initial public offering price of $9.00 per share and the automatic conversion of all of our outstanding shares of preferred stock into 10,117,088 shares of our common stock, all of our convertible debentures into 2,727,263 shares of our common stock and the exercise of outstanding warrants exercisable for 1,069,349 shares of our common stock, which will expire if not exercised by 5:00 p.m. upon the closing of this offering.

                                  RISK FACTORS


     Investing in our common stock involves a high degree of risk, including those risks described below.


WE HAVE INCURRED SIGNIFICANT LOSSES SINCE WE BEGAN DOING BUSINESS, ANTICIPATE CONTINUING LOSSES, AND MAY NEVER ACHIEVE OR SUSTAIN PROFITABILITY.


     We have accumulated losses of $50.2 million since we began doing business in 1983 through December 24, 1999, and we may never achieve or sustain profitability. We incurred a net loss of $6.0 million for the fiscal year ended March 31, 1997, a net loss of $12.6 million for the fiscal year ended March 27, 1998, a net loss of $10.6 million for the fiscal year ended March 26, 1999, and a net loss of $9.4 million for the nine months ended December 24, 1999. We will continue to incur significant expenses, particularly research and product development and sales and marketing expenses, and we expect our expenses to increase as compared to prior periods. We anticipate incurring net losses at least through the fiscal year ending March 2001. We will need to generate significantly higher revenues to achieve profitability and recoup our accumulated losses. We cannot be certain that we will realize sufficient revenues to sustain our business.



WE HAVE A LIMITED SALES HISTORY.



     Through March 31, 2000, we have sold 905 Network Repeaters to 43 wireless service providers and 20 RepeaterHybrid Networks have been deployed by 12 wireless service providers. If we fail to significantly increase our sales of Network Repeaters and the deployment of RepeaterHybrid Networks and broaden our customer base, we may fail to generate sufficient revenues to sustain our business.


OUR QUARTERLY REVENUES AND OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY.


     Our quarterly operating results have fluctuated significantly in the past and are likely to do so in the future. Factors that could cause our quarterly results to fluctuate include, but are not limited to:



     - any delay in our introduction of new products or product enhancements;



     - the concentration of customer orders at the end of a quarter which can result in products shipping in the following quarter;


     - the reduction in the selling price of our products;


     - customer responses to announcements of new products and product enhancements by competitors and the entry of new competitors into our markets; and



     - general economic conditions in the geographic markets served by our customers.


     If our operating results do not meet the expectations of securities analysts and investors, our stock price is likely to decline.

OUR LENGTHY AND VARIABLE SALES CYCLE MAKES IT DIFFICULT FOR US TO PREDICT IF AND WHEN A SALE WILL BE MADE AND COULD LEAD TO OPERATING DIFFICULTIES AND CASH FLOW PROBLEMS.

     Our sales cycle, which is the period from the generation of a sales lead until the recognition of revenues, ranges from nine to 24 months, making it difficult to forecast revenues and operating results. Our inability to accurately predict the timing and magnitude of sales of our products and services could cause a number of problems:


     - we may have difficulty meeting our customers' product delivery requirements in the event many orders are received in a short period of time;


     - we may expend significant management efforts and incur substantial sales and marketing expenses in a particular period that do not translate into orders during that period, or at all;

     - we may have difficulty meeting our cash flow requirements and obtaining credit because of delays in receiving orders; and



     - failure to accurately forecast customer demand for our products may cause us to carry excess inventory or experience inventory shortages.


     The problems resulting from our lengthy and variable sales cycle could impede our growth, cause fluctuations in our operating results, adversely affect our stock price and restrict our ability to take advantage of new opportunities.


CERTAIN EXISTING CONTRACTS MAY NOT RESULT IN REVENUES AS LARGE AS PREVIOUSLY DISCLOSED.



     In the past, we publicly announced the signing of certain contracts or purchase orders from major customers and their expected value or sales volume for us. However, these contracts typically require no minimum purchase commitment and the purchase orders are typically subject to cancellation. To date, we have not achieved the expected values or sales volume publicly disclosed. Furthermore, we may never achieve the expected values or sales volume publicly disclosed. While we continue to internally estimate specific customer sales volumes for business planning purposes, none of our prior publicly disclosed estimates should be regarded as purchase commitments or indicative of our current estimates or expectations.


A SMALL NUMBER OF CUSTOMERS ACCOUNT FOR A SUBSTANTIAL PORTION OF OUR REVENUES AND THE LOSS OF ANY OF THESE CUSTOMERS COULD HARM OUR RESULTS AND CAUSE OUR STOCK PRICE TO DECLINE.

     Our customer base has been and may continue to be concentrated with a small number of customers. The loss of any of these customers, or the delay, reduction or cancellation of orders by or shipments to any of these customers, could hurt our results and cause a decline in our stock price. In the fiscal year ended March 1997, ten customers accounted for 76.1% of our net revenues, with Eriline Telecom accounting for 38.4%. In the fiscal year ended March 1998, ten customers accounted for 69.9% of our net revenues, with Eriline Telecom and Telus accounting for 18.4% and 14.9%, respectively. In the fiscal year ended March 1999, ten customers accounted for 52.0% of our net revenues, with Clearnet PCS accounting for 10.6%. In the nine months ended December 24, 1999, ten customers accounted for 66.8% of our net revenues, with PrimeCo and Clearnet PCS accounting for 14.8% and 12.4%, respectively. When our products have been fully deployed in a customer's network or a customer's demands are otherwise satisfied, we must replace that customer's sales with those of new customers in order to maintain our sales volume.


     We do not have any long-term contracts with any of our customers. Our contracts generally do not contain minimum purchase requirements and are terminable at any time. We expect to continue to depend on a small number of customers for a substantial portion of our revenues.


     In addition, we face increased credit risks, including slow payments or non-payments, due to the concentration of our customer base. In March 1999, we increased our allowance for doubtful accounts by $0.7 million due to the bankruptcy of a customer.

IF WE ARE UNABLE TO OBTAIN OR MAINTAIN VENDOR QUALIFICATION WITH NATIONWIDE WIRELESS NETWORK OPERATORS, OUR ABILITY TO SELL OUR PRODUCTS WOULD BE IMPAIRED AND OUR REVENUES WOULD LIKELY DECLINE.


     Many of our current and potential customers are large major network operators or affiliates of nationwide wireless network operators. In order to sell our products to these affiliates, our products must be authorized for purchase by the network operator. This authorization process is both costly and lengthy. If we do not maintain our status as a qualified vendor or supplier, we will be unable to sell our products to these network operators and their affiliates, and our revenues will likely decline.

INTENSE COMPETITION FROM LARGER, MORE ESTABLISHED COMPANIES WITH GREATER RESOURCES COULD LEAD TO PRICE REDUCTIONS, LOSS OF REVENUES AND LOSS OF MARKET SHARE AND COULD PREVENT US FROM ACHIEVING PROFITABILITY.

     The market for base stations, repeaters and related products is highly competitive. We compete with large infrastructure manufacturers, systems integrators, repeater manufacturers and base station subsystem suppliers, as well as new market entrants. Most of our current and potential competitors have longer operating histories, larger installed customer bases, substantially greater name recognition and more financial, technical, manufacturing, marketing, sales, distribution and other resources than we do. We may not be able to compete successfully against current and future competitors, including companies that develop and market new wireless telecommunications products and services. If we are forced to reduce the prices of our products and we are unable to offset the price reductions by increasing our sales volumes, introducing new products with higher prices or reducing manufacturing costs, our revenues or gross margins will decline. These competitive pressures may also result in longer sales cycles and loss of customers.


OUR DEPENDENCE ON A LIMITED NUMBER OF CONTRACT MANUFACTURERS FOR MOST OF OUR PRODUCTS MAY DIMINISH OUR ABILITY TO CONTROL THE QUALITY AND TIMING OF DELIVERY OF OUR PRODUCTS.



     We have recently transitioned the manufacture of our products from in-house to three third-party contract manufacturers. There are risks associated with our dependence on contract manufacturers, including the contract manufacturers' control of capacity allocation, labor relations, production quality and other aspects of the manufacturing process. If our contract manufacturers encounter any of these problems, our manufacturing processes will be adversely affected and we may lose customers.


     Any one of our repeater products is generally produced by only one of our contract manufacturers. We do not have long-term supply contracts with our contract manufacturers, and they are not obligated to supply us with products for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. If we are unable to obtain our products from our contract manufacturers on schedule, revenues from the sale of those products may be delayed or lost, and our reputation, relationships with customers and our business could be harmed. In addition, if we must replace one of our contract manufacturers, we could incur significant expenses and experience substantial disruption to our business.


OUR CONTRACT MANUFACTURERS' RELIANCE ON A LIMITED NUMBER OF COMPONENT SUPPLIERS COULD LEAD TO DELAYS, ADDITIONAL COSTS, PROBLEMS WITH OUR CUSTOMERS AND POTENTIAL CUSTOMERS AND LOSS OF REVENUES.



     Our contract manufacturers currently utilize one or a small number of suppliers for each of the components of our products. In particular, there is currently only one supplier of high power amplifiers, a critical component for a Network Repeater, that meets our quality standards. Our contract manufacturers have no long-term contracts or arrangements with the suppliers of components for our products that guarantee the availability of these components. If for any reason a supplier fails to meet quality or quantity requirements, or stops selling components at commercially reasonable prices, or if a competitor enters into an exclusive relationship with one of our suppliers, we could experience significant production delays or cost increases. From time to time, our contract manufacturers may be required to replace some of the components of our products when the supplier of a particular component discontinues production. While we do not generally maintain an inventory of components, we may purchase a quantity of these discontinued components to supply to our contract manufacturers until new suppliers or substitute components can be found. We face the risk that we may deplete this inventory of discontinued components before finding adequate substitutes, which could cause the loss of significant sales opportunities. Alternatively, we may be left with surplus quantities of these components, which could cause us to incur charges for excess inventory. We cannot guarantee that alternative sources of components can be secured on short notice or that components will be available from alternative sources on satisfactory terms. Any of these problems could damage relationships with current or prospective customers, seriously harm our operating results and revenues in a given period and impair our ability to generate future sales.

DUE TO UNCERTAINTIES IN PRODUCTION FORECASTING, WE MAY EXPERIENCE UNEXPECTED SURPLUSES OR SHORTAGES OF INVENTORY.



     Our contracts with manufacturers require us to provide a rolling six-month forecast for production each month. The forecast for the first two months of the six-month forecast are considered firm purchase orders. If we fail to accurately predict our customers' demand for our products, we may be subject to shortages of certain products and surpluses of other products. If we fail to have an adequate supply of inventory for our products, we may be subject to cancellation of orders from our customers for these products. In addition, if we have a surplus of certain products, we may incur charges for excess or obsolete inventory.



     Some of the components of our products may have lead times of as long as 12 to 20 weeks from the date a purchase order is placed with the supplier to the date the components are delivered to our contract manufacturers. In order to ensure an adequate supply of these components, we may be required to purchase the components ourselves and then resell them to our contract manufacturers to meet our forecasted requirements. If we fail to accurately predict the demand for these components, we may face shortages and potentially lose sales, or alternatively incur charges for excess or obsolete inventory.


OUR INABILITY TO PROVIDE LONG-TERM EQUIPMENT FINANCING FOR OUR CUSTOMERS IS A COMPETITIVE DISADVANTAGE AND COULD RESULT IN A LOSS OF SALES.

     Many of our current and potential customers require equipment financing to purchase our products. We do not offer long-term equipment financing to our customers. If we cannot assist in arranging long-term equipment financing for our customers, we may lose sales and customers to competitors that provide such financing. Additionally, if we decide to provide our customers with long-term equipment financing in the future, we could face credit risks, including slow payments or non-payments from customers.

WE PLAN TO EXPAND FURTHER INTO INTERNATIONAL MARKETS, WHICH WILL SUBJECT US TO ADDITIONAL BUSINESS RISKS.


     A significant portion of our sales efforts has been and will continue to be targeted to international service providers in Australia, Canada, Mexico, South America and Asia. Conducting business in these areas subjects us to a number of risks and uncertainties, including:


     - inadequate protection of intellectual property in foreign countries;

     - increased difficulty in collecting accounts;


     - delays and expenses associated with tariffs and other trade barriers;


     - difficulties and costs associated with complying with a wide variety of complex foreign laws and treaties;


     - currency fluctuations, including a decrease in the value of foreign currencies relative to the U.S. dollar which could make our products less competitive against those of foreign competitors; and



     - political and economic instability.



     Any of the factors described above could impair our ability to continue expanding into international markets and could prevent us from increasing our revenues and achieving profitability. We expect to establish contract manufacturing operations in China and Brazil during our fiscal year ending March 2001 which could further subject us to the risks described above, particularly the difficulty of protecting intellectual property rights.


WE HAVE DEVELOPED A PRODUCT LINE PRIMARILY BASED ON THE CDMA STANDARD AND WE MAY NOT SUCCEED IF CDMA IS NOT WIDELY ACCEPTED.

     We have concentrated our efforts on the development and sale of products specific to CDMA technology. CDMA is the newest wireless communications technology standard and has yet to achieve the market penetration of other more established digital standards, including TDMA and GSM. There are currently a limited number of wireless service providers utilizing CDMA-based equipment. These service providers are concentrated in North America, South America and Asia. If CDMA technology is not widely accepted by wireless service providers, the demand for our products will not be as large as we are anticipating. A decline in demand for our current products could have a significant negative impact on our results of operations. In addition, a decline in demand may require us to develop new products compatible with other wireless technology standards, which would cause us to experience significant production delays and cost increases with no assurance of new product acceptance.


IF WE DO NOT DEVELOP NEW PRODUCTS AND PRODUCT FEATURES THAT ARE RESPONSIVE TO CHANGING TECHNOLOGIES AND CUSTOMER DEMANDS, CUSTOMERS MAY NOT PURCHASE OUR PRODUCTS.

     The marketplace for our products is characterized by rapidly changing technology, evolving wireless transmission standards, and frequent new product introductions and enhancements. We need to continually develop new products and product features in response to the evolving demands of the marketplace. The development of new or enhanced products is a complex and uncertain process and we may experience design, manufacturing, marketing and other difficulties in the development of these products. If we are unable to successfully develop, introduce or manage new products or product enhancements in a timely manner or at all, market acceptance and sales of our products may decline.

BECAUSE OUR PRODUCTS ARE DEPLOYED IN COMPLEX NETWORKS, THEY MAY HAVE ERRORS OR DEFECTS THAT WE FIND ONLY AFTER DEPLOYMENT, WHICH IF NOT REMEDIED, COULD HARM OUR BUSINESS.

     Our products are highly complex, designed to be deployed in complicated networks and may contain undetected defects, errors or failures. Although our products are tested during manufacturing prior to deployment, they can only be fully tested when deployed in commercial networks. Consequently, our customers may discover errors after the products have been deployed. The occurrence of any defects, errors or failures could result in installation delays, product returns, diversion of our resources, increased service and warranty costs, legal actions by our customers, increased insurance costs and other losses to us or to our customers or end users. Any of these occurrences could also result in the loss of or delay in market acceptance of our products, which would harm our business and adversely affect our operating results and financial condition.


WE ARE DEPENDENT ON LICENSED TECHNOLOGY FOR OUR PRODUCTS.



     The receive diversity technology contained in our products is licensed from one of our executive officers. The license agreement requires the timely payment of royalties in the form of cash and shares of our common stock. These royalty payments are non-refundable. Failure to honor the terms of the license agreement could adversely affect our business.


WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS WHICH COULD HARM OUR ABILITY TO COMPETE.

     Although we attempt to protect our intellectual property rights through patents, patent applications, trademarks, trade secrets, copyrights, confidentiality and nondisclosure agreements and other measures, intellectual property is difficult to protect and these measures may not provide adequate protection for our proprietary rights and information. Competitors may misappropriate our proprietary rights and information. Disputes as to ownership of intellectual property may arise, and our proprietary rights and information may otherwise become known or independently developed by competitors. Any failure to adequately protect our intellectual property could significantly impair our ability to compete and limit our growth and future revenues.

WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY RIGHTS DISPUTES.

     Intellectual property rights held by third parties could render our intellectual property less valuable, require us to license competing technologies, redesign our products or discontinue sale of our products. In addition, third party claims of infringement or indemnification may be asserted or prosecuted against us. Even if none of these claims is valid or successful, we could be forced to incur significant costs and divert management resources to defend against them.


A SIGNIFICANT DECREASE IN THE COST OF COMMUNICATION LINKS AND, IN PARTICULAR HIGH CAPACITY DIGITAL TELEPHONE CONNECTIONS, WOULD DIMINISH ONE OF OUR COMPETITIVE ADVANTAGES.



     Unlike our repeater products, current base stations require an expensive communications link, usually through a high capacity digital telephone connection, to the wireline network. Any significant decrease in the cost of communication links used to connect base stations to the local telephone network, especially in less populated areas, will diminish a cost saving that our customers experience from using our product. If the cost of communication links decline, we may have to lower our product prices or experience a decline in orders, either one of which could result in decreased revenues and margins.


OUR INDUSTRY IS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION THAT COULD CAUSE SIGNIFICANT DELAYS AND EXPENSE.

     The wireless telecommunications industry is subject to extensive government regulation. For example, any failure of domestic and international regulatory authorities to allocate suitable frequency spectrum could limit our growth opportunities and our future revenues. In addition, our products require regulatory compliance which could be expensive and may require time-consuming and costly modifications. If we fail to conform our products to regulatory requirements or experience any delays in obtaining regulatory approvals, we could lose sales.


CHANGES IN ACCOUNTING POLICIES COULD ADVERSELY AFFECT OUR FUTURE FINANCIAL RESULTS.



     We prepare our financial statements in accordance with generally accepted accounting principles, or GAAP, which are interpreted from time to time by the SEC. In December 1999, the SEC released Staff Accounting Bulletin 101, clarifying its position on revenue recognition policies under GAAP, which will be applicable to us upon the completion of this offering. We believe our revenue recognition policies comply with the new interpretation, but any future changes to GAAP standards or additional SEC statements on accounting policies may require us to change our practices. Any such change may have an adverse effect on our future financial results.



IF WE FAIL TO MANAGE OUR GROWTH EFFECTIVELY, OUR BUSINESS AND PROSPECTS COULD BE SERIOUSLY HARMED.



     The challenge of managing our growth will place a significant strain on our planning and management capabilities. To manage our expected growth of operations and personnel, we will need to:



     - improve financial and operational controls, as well as our reporting systems and procedures;



     - install new management information systems; and



     - hire, train, motivate and manage our sales and marketing, engineering, technical, finance and customer service employees.



     If we cannot effectively hire and manage new employees or monitor, manage and control expanded operations, our business and prospects could be seriously harmed.



IF WE LOSE KEY ENGINEERING PERSONNEL OR ARE UNABLE TO HIRE ADDITIONAL QUALIFIED ENGINEERING PERSONNEL, WE MAY NOT BE SUCCESSFUL.



     Our future success largely depends on our ability to attract and retain qualified engineering personnel. The market for qualified engineering personnel in the telecommunications industry is highly competitive and if we cannot attract and retain these personnel, it would significantly limit our ability to compete and to grow our business.

WE HAVE ENGAGED IN ACQUISITIONS AND MAY ENGAGE IN FUTURE ACQUISITIONS THAT MAY SUBJECT US TO VARIOUS OPERATIONAL AND FINANCIAL RISKS.

     We have in the past and expect in the future to acquire other businesses or technologies that complement our products, expand the breadth of our product offerings, enhance our technical capabilities, help secure critical sources of supply, or that may otherwise offer growth opportunities. In connection with acquisitions, we may incur operational and financial risks, including:

     - difficulties in combining operations, personnel, technologies or products;

     - unanticipated costs;

     - risks associated with entering markets in which we have no or limited prior experience;

     - diversion of management's attention from our core business;

     - adverse effects on existing business relationships with suppliers and customers;

     - issuing stock that would dilute our current stockholders' percentage ownership;

     - incurring debt; and

     - assumption of liabilities.

WE MAY NOT BE ABLE TO RAISE ADDITIONAL CAPITAL ON ACCEPTABLE TERMS, OR AT ALL.

     We may require additional funding, which may not be available on terms that are acceptable. If we issue equity securities, existing stockholders may experience dilution or the new equity securities could have rights, preferences and privileges senior to those of existing stockholders. If additional funds are raised through the issuance of debt securities, such securities would have rights, preferences and privileges senior to holders of common stock. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, take advantages of future opportunities or respond to competitive pressures or unanticipated requirements.

IF WE OR OUR KEY SUPPLIERS OR CUSTOMERS FAIL TO BE YEAR 2000 COMPLIANT, WE MAY INCUR SIGNIFICANT UNEXPECTED EXPENSES, EXPERIENCE BUSINESS INTERRUPTIONS AND DELAYS, LOSE EXISTING OR POTENTIAL CUSTOMERS AND ORDERS AND EXPERIENCE OTHER CONSEQUENCES THAT ARE HARMFUL TO OUR BUSINESS.

     Even though we have not experienced any significant problems as a result of entering the year 2000, we may have undiscovered problems in our computerized management systems or our products that may cause our common stock to incur significant time and expenditures to correct. Any failure in year 2000 compliance may cause us to lose customers, incur significant costs and result in reduced revenues and increased losses, warranty claims and litigation. In addition, if our customers or suppliers fail to be year 2000 compliant, it could result in interruptions in supply, failure of our products to operate correctly and delays in order fulfillment and payment. These potential year 2000-related difficulties could adversely affect our results of operations.


A NUMBER OF SHARES ARE OR WILL BE ELIGIBLE FOR FUTURE SALE WHICH MAY DEPRESS OUR STOCK PRICE.



     Sales of substantial amounts of our common stock in the public market following this offering, or the perception that a large number of shares are available for sale, could cause the market price of our common stock to decline. After this offering, shares owned by our current stockholders and holders of options and warrants to acquire our common stock, on a fully diluted basis assuming exercise of all options and warrants, including our executive officers and directors, are expected to constitute approximately 81.5% of the outstanding shares of our common stock, or 79.3% if the underwriters' over-allotment option is exercised in full. Following the expiration of a 180-day "lock-up" period to which substantially all of the shares held by our current stockholders will be subject, the holders whose shares are subject to that lock-up period will in general be entitled to dispose of their shares. Moreover, Salomon Smith Barney Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements. In addition to the adverse effect a price decline could have on holders of our common stock, that decline would likely impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.



     After this offering, the holders of approximately 16,424,014 shares of our common stock and of warrants exercisable for 122,895 shares of common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares, or to include their shares in registration statements that we may file for ourselves or other stockholders. By exercising their registration rights and selling a large number of shares, these holders could cause the price of our common stock to decline. Furthermore, if we were to include in a company-initiated registration statement shares held by those holders pursuant to the exercise of their registration rights, those sales could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.


YOU WILL INCUR IMMEDIATE SUBSTANTIAL DILUTION OF THE BOOK VALUE OF OUR COMMON STOCK THAT YOU PURCHASE IN THIS OFFERING.


     The initial public offering price of our common stock is substantially more than the pro forma net tangible book value per share of our common stock after giving effect to conversion of all of our convertible preferred stock, convertible debentures and the exercise of outstanding warrants for 1,069,349 shares. As a result, holders who purchase our common stock pursuant to this offering will experience immediate and substantial dilution in the pro forma net tangible book value per share of our common stock from the initial public offering price. The pro forma net tangible book value dilution to new investors in this offering will be $6.87 per share at an assumed initial public offering price of $9.00 per share. The exercise of options and warrants outstanding after this offering will result in further dilution to you.


OUR CERTIFICATE OF INCORPORATION AND BYLAWS, AS WELL AS PROVISIONS OF DELAWARE LAW, COULD DISCOURAGE POTENTIAL ACQUISITIONS OF OUR COMPANY THAT STOCKHOLDERS MAY CONSIDER FAVORABLE.

     Certain provisions of our certificate of incorporation, our bylaws and Delaware law may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable. This could have an adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the market price for their shares of our common stock. See "Description of Capital Stock" for a discussion of these anti-takeover provisions.

CONTROL BY OUR EXISTING STOCKHOLDERS WILL LIMIT YOUR ABILITY TO INFLUENCE THE OUTCOME OF MATTERS REQUIRING STOCKHOLDER APPROVAL AND COULD DISCOURAGE POTENTIAL ACQUISITIONS OF OUR COMPANY BY THIRD PARTIES.


     We anticipate that our executive officers, directors and entities affiliated with them, along with the current holders of more than 5% of our equity, will, in the aggregate, beneficially own approximately 41% of our outstanding common stock following the completion of this offering. These stockholders, if acting together, would be able to exert a significant degree of influence over our management and affairs and over matters requiring approval by our stockholders, including the election of our board of directors and the approval of mergers or other business combination transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discourage a potential acquiror from attempting to obtain control of us, which in turn could have an adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the market price for their shares of our common stock.



WE MAY APPLY THE PROCEEDS OF THIS OFFERING TO USES THAT DO NOT IMPROVE OUR OPERATING RESULTS OR MARKET VALUE.



     We will have considerable discretion to use the net proceeds of this offering for our business, and you will not have the opportunity as part of your investment decision to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our operating results or our market value. Pending application of the net proceeds, they may be placed in investments that do not produce income or that lose value. See "Use of Proceeds" for more information on our application of the net proceeds.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks outlined in this "Risk Factors" section and elsewhere in this prospectus.

                                USE OF PROCEEDS


     Our net proceeds from the sale of the 4,750,000 shares of common stock we are offering are estimated to be $37,706,500 ($43,670,125 if the underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $9.00 per share, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses.



     We currently intend to use a portion of the net proceeds from this offering for expansion of sales, marketing and future development of our products. We currently intend to use the remaining proceeds for general corporate purposes, including working capital. Other than estimated capital expenditures of approximately $3.5 million through the year ending March 31, 2002, we have not identified specific uses for the net proceeds from this offering.


     We may also use a portion of the net proceeds to invest in complementary businesses, license other technology or make potential acquisitions.

     The use of proceeds has not been specifically identified due to the flexible nature of our planning process. The amounts we actually expend for general corporate purposes will vary significantly depending on a number of factors, including revenue growth, if any, and the amount of cash we generate from operations. As a result, we will retain broad discretion in the allocation and use of the net proceeds of this offering. Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, investment grade, interest bearing securities.

                                DIVIDEND POLICY

     We have never paid or declared dividends on our common stock, and we do not expect to pay or declare any dividends on our common stock for the foreseeable future. Any future determination to pay or declare dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors the board of directors deems relevant.

                                 CAPITALIZATION


     The following table set forth our capitalization at December 24, 1999:


     - on an actual basis;

     - on a pro forma basis after giving effect to:

        - the conversion of all outstanding shares of preferred stock into 10,117,088 shares of common stock upon the closing of this offering;

        - the conversion of outstanding convertible subordinated debentures into 2,727,263 shares of common stock upon the closing of this offering; and


        - the exercise of outstanding warrants for 1,069,349 shares of common stock having a weighted average exercise price of $2.04 per share, which will expire if not exercised by 5:00 p.m. on the date of the closing of this offering; and



     - on a pro forma as adjusted basis, after giving effect to the sale of 4,750,000 shares of common stock offered by us at an assumed initial public offering price of $9.00 per share after deducting the underwriting discounts and the estimated offering expenses payable by us.



                                                                      DECEMBER 24, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Current portion of notes payable............................  $  1,348   $  1,348     $  1,348
Current portion of capital lease obligations................       515        515          515
                                                              ========   ========     ========
Notes payable, net of current portion.......................     3,200      3,200        3,200
Capital lease obligations, net of current portion...........       510        510          510
Convertible subordinated debentures.........................    15,000         --           --
                                                              --------   --------     --------
Stockholders' equity:
  Preferred stock, $0.001 par value:
     Authorized 14,210,077 shares (actual); 5,000,000 shares
       (pro forma and pro forma as adjusted); issued and
       outstanding 9,874,711 shares (actual); no shares (pro
       forma and pro forma as adjusted).....................        10         --           --
  Common stock; $0.001 par value:
     Authorized 30,000,000 shares (actual); 70,000,000
       shares (pro forma and pro forma as adjusted); issued
       and outstanding 3,173,749 shares (actual); 17,087,449
       shares (pro forma); 21,837,449 shares (pro forma as
       adjusted)............................................         3         17           22
  Additional paid-in capital................................    54,451     71,628      109,329
  Deferred stock-based compensation.........................   (12,478)   (12,478)     (12,478)
  Accumulated deficit.......................................   (50,206)   (50,206)     (50,206)
                                                              --------   --------     --------
     Total stockholders' equity (deficit)...................    (8,220)     8,961       46,667
                                                              --------   --------     --------
       Total capitalization.................................  $ 10,490   $ 12,671     $ 50,377
                                                              ========   ========     ========


     Common stock excludes:


     - 3,044,176 shares of common stock issuable upon the exercise of options outstanding as of December 24, 1999 at a weighted average exercise price of $1.42 per share; and



     - 122,895 shares of common stock issuable upon exercise of warrants outstanding as of December 24, 1999 at a weighted average exercise price of $5.05 per share.



     Since December 24, 1999 and through March 31, 2000, grants, exercises and cancellations of stock options have been made for 734,250, 140,750 and 102,870 shares, respectively.



     In addition to the shares of common stock to be outstanding after this offering, we may issue additional shares under our stock option plans.

                                    DILUTION


     Our pro forma net tangible book value as of December 24, 1999 was $8.9 million or approximately $0.52 per share, assuming:


     - the conversion of all outstanding shares of our convertible preferred stock into 10,117,088 shares of common stock upon the closing of this offering;

     - the conversion of our outstanding convertible subordinated debentures into 2,727,263 shares of common stock upon the closing of this offering; and


     - the exercise of outstanding warrants for 1,069,349 shares of common stock, having a weighted average price of $2.04 per share, which will expire if not exercised by 5:00 p.m. on the date of closing of this offering.



     Pro forma net tangible book value per share is determined by dividing the pro forma number of outstanding shares of our common stock into our pro forma net tangible book value, which is our total tangible assets less total liabilities. After giving effect to the receipt of the estimated net proceeds from this offering, based upon an assumed initial public offering price of $9.00 per share and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book value as of December 24, 1999 would have been approximately $46.6 million, or $2.13 per share. This represents an immediate increase in pro forma net tangible book value of $1.61 per share to existing stockholders and an immediate dilution in net tangible book value of $6.87 per share to new investors purchasing shares at the initial public offering price. The following table illustrates the per share dilution:



Assumed initial public offering price per share.............          $9.00
  Pro forma net tangible book value per share as of December
     24, 1999...............................................  $0.52
  Increase in pro forma net tangible book value per share
     attributable to new investors..........................  $1.61
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................          $2.13
                                                                      -----
Dilution in pro forma net tangible book value per share to
  new investors.............................................          $6.87
                                                                      =====



     The following table sets forth on a pro forma basis as of December 24, 1999, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing and new stockholders, before deducting underwriting discounts and commissions and offering expenses payable by us in connection with this offering.



                                           SHARES PURCHASED        TOTAL CONSIDERATION      AVERAGE
                                         ---------------------    ---------------------    PRICE PAID
                                           NUMBER      PERCENT      AMOUNT      PERCENT    PER SHARE
                                         ----------    -------    ----------    -------    ----------
                                                                     (IN
                                                                  THOUSANDS)
Existing stockholders..................  17,087,449      78.2%     $ 62,490       59.4%      $3.66
New stockholders.......................   4,750,000      21.8        42,750       40.6       $9.00
                                         ----------     -----      --------     ------
  Total................................  21,837,449     100.0%     $105,240      100.0%
                                         ==========     =====      ========     ======



     The foregoing discussion and table assumes no exercise of any stock options outstanding or any warrants outstanding to purchase a total of 122,895 shares of our common stock at a weighted average price of $5.05 per share. As of March 31, 2000, there were options outstanding to purchase a total of 3,534,806 shares of our common stock at a weighted average exercise price of $3.62 per share. From March 31, 2000 through April 7, 2000, we granted no options to purchase shares of our common stock under our 1990 incentive stock plan. To the extent that any options or warrants outstanding after the closing of this offering are exercised, there may be further dilution to new public investors. See "Capitalization," "Management -- Employee Benefit Plans," "Description of Capital Stock," and notes 6 and 11 of the notes to our financial statements.

                            SELECTED FINANCIAL DATA


     The following selected financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the related notes found elsewhere in this prospectus. The consolidated statement of operations data for the fiscal years ended March 1997, 1998 and 1999 and for the nine months ended December 24, 1999 and the consolidated balance sheet data as of March 1998 and 1999 and December 24, 1999 are derived from the audited consolidated financial statements of Repeater Technologies, Inc. included elsewhere in this prospectus, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The consolidated statement of operations data for the fiscal years ended March 1995 and 1996 and the consolidated balance sheet data as of March 1995, 1996 and 1997 are derived from unaudited consolidated financial statements not included in this prospectus. The statement of operations data for the nine months ended December 25, 1998 are unaudited. Results for the nine months ended December 24, 1999 are not necessarily indicative of the results to be expected for the full fiscal year. Our fiscal year ends on the last Friday in March.



                                                    YEARS ENDED                               NINE MONTHS ENDED
                             ---------------------------------------------------------   ---------------------------
                             MARCH 31,   MARCH 31,   MARCH 31,   MARCH 27,   MARCH 26,   DECEMBER 25,   DECEMBER 24,
                               1995        1996        1997        1998        1999          1998           1999
                             ---------   ---------   ---------   ---------   ---------   ------------   ------------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)      (UNAUDITED)
STATEMENT OF OPERATIONS
  DATA:
Net revenues...............   $11,696    $ 10,302     $10,581    $  7,770    $  9,612      $ 7,688        $ 12,321
Cost of revenues...........     7,084       9,570       9,355       8,807       8,883        7,001           8,728
                              -------    --------     -------    --------    --------      -------        --------
Gross profit (loss)........     4,612         732       1,226      (1,037)        729          687           3,593
                              -------    --------     -------    --------    --------      -------        --------
Operating expenses:
  Research and
    development............     2,172       2,628       3,135       6,214       4,258        3,171           4,235
  Sales and marketing......     2,283       2,770       2,829       3,936       4,514        3,255           4,748
  General and
    administrative.........       833       1,142       1,199       1,520       2,227        1,654           1,991
  In-process research and
    development............        --          --          --          --          --           --             885
                              -------    --------     -------    --------    --------      -------        --------
    Total operating
      expenses.............     5,288       6,540       7,163      11,670      10,999        8,080          11,859
                              -------    --------     -------    --------    --------      -------        --------
Loss from operations.......      (676)     (5,808)     (5,937)    (12,707)    (10,270)      (7,393)         (8,266)
Other income (expense),
  net......................      (210)         (8)        (36)         79        (300)          46          (1,104)
                              -------    --------     -------    --------    --------      -------        --------
Net loss...................   $  (886)   $ (5,816)    $(5,973)   $(12,628)   $(10,570)     $(7,347)       $ (9,370)
                              =======    ========     =======    ========    ========      =======        ========
Net loss per common share--
  basic and diluted........   $(22.15)   $(153.05)    $ (3.16)   $  (5.31)   $  (4.47)     $ (3.10)       $  (3.82)
                              =======    ========     =======    ========    ========      =======        ========
Shares used in net loss per
  common share
  calculation -- basic and
  diluted..................        40          38       1,893       2,376       2,367        2,367           2,453
                              =======    ========     =======    ========    ========      =======        ========
Pro forma net loss per
  common share -- basic and
  diluted..................                                                  $  (0.78)                    $  (0.61)
                                                                             ========                     ========
Shares used in pro forma
  net loss per common share
  calculation -- basic and
  diluted (unaudited)......                                                    13,500                       15,297
                                                                             ========                     ========



                                                                           AS OF
                                          ------------------------------------------------------------------------
                                          MARCH 31,   MARCH 31,   MARCH 31,   MARCH 27,   MARCH 26,   DECEMBER 24,
                                            1995        1996        1997        1998        1999          1999
                                          ---------   ---------   ---------   ---------   ---------   ------------
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...............   $   45      $  577      $ 4,966     $ 8,102     $10,358      $ 8,591
Working capital.........................    2,781       3,113        5,712       7,356      11,579        8,038
Total assets............................    7,466       6,941       12,242      13,787      17,202       17,145
Other long-term debt....................       43         131          323         665         501        3,710
Convertible subordinated debentures.....       --          --           --          --      15,000       15,000
Total stockholders' equity (deficit)....    3,596       4,037        7,014       8,639      (1,643)      (8,220)

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with "Selected Financial Data" and our financial statements and notes included elsewhere in this prospectus.

OVERVIEW


     We develop, market and sell wireless network equipment primarily for CDMA-based wireless communications networks. We provide cost-effective, high-quality products for use in suburban and rural areas, urban areas and inside office buildings and other coverage-limited structures. Our products have been deployed with over 40 CDMA wireless service providers in ten countries. International sales accounted for approximately 61.0%, 41.8% and 28.1% of net revenues for the years ended March 27, 1998 and March 26, 1999 and for the nine months ended December 24, 1999.


     From our inception in 1983 through our fiscal year ended March 1996, we were primarily focused on providing microwave frequency repeaters for long-distance telecommunications applications and cellular repeaters for non-CDMA based wireless communications applications.


     Starting in our fiscal year ended March 1997, we changed our strategic focus and re-directed our resources to the development and marketing of repeaters for wireless networks based on the CDMA digital standard. This wireless standard offered us the opportunity to develop a new type of repeater, which we call our Network Repeater, that in conjunction with CDMA base stations, enables wireless service providers to deploy or extend CDMA wireless networks in non-urban areas at a significantly reduced cost. CDMA technology is not as widely deployed, and the customer base for CDMA-based products is not as broad, as compared to other digital standards. Our Network Repeaters, along with the associated network management system, are designed specifically to operate as an integrated network element within a CDMA wireless network, extending the coverage area of a CDMA base station without compromising the quality of the wireless service. We have licensed a portion of the technology for our CDMA-based repeaters from one of our executives. Our ability to continue to deploy our existing products and to develop new products depends significantly upon this license. We shipped our first Network Repeaters for CDMA wireless networks in May 1997. We have deployed over 900 Network Repeaters with over 40 wireless service providers and 20 RepeaterHybrid Networks with 12 wireless service providers.



     During the nine months ended December 24, 1999, we completed our transition from manufacturing our products ourselves to having third-parties manufacture our products for us. We believe that by contracting with third-party manufacturers, we will benefit from their greater buying power and obtain more favorable component pricing and also benefit from lower overhead costs. We also believe that third-party manufacturers can better accommodate changes in volumes, allowing for a more rapid increase in manufacturing capacity than we could accomplish on our own. While we expect to realize significant cost savings from outsourcing our manufacturing, we will also face significant risks. These risks include reduced ability to control the manufacturing and production quality processes, the risk that we may be unable to procure products because our competitors have entered into exclusive relationships with key suppliers, the risk associated with a requirement to commit to minimum purchases, increased risk of excess inventory due to customer demand uncertainties and a dependence on a small number of suppliers.



     In November 1999, we acquired substantially all of the assets and assumed substantially all of the liabilities of The Gwydion Company LLC, for a combination of $754,000 in cash and 573,334 shares of our common stock. We accounted for this transaction using the purchase method of accounting. The shares we issued will be held in escrow for up to 18 months until certain performance criteria are met. This contingent consideration has been accounted for as a compensatory arrangement.


NET REVENUES


     Our net revenues are derived primarily from products based on the CDMA standard, our Network Repeaters. In addition, we sell complementary equipment for these products, including battery back up systems, antennas and network management software. We also provide training, installation, design and implementation services to our customers on a fee for service basis.



     Revenues for products and complementary equipment is recognized upon shipment or delivery to the customer, depending upon the terms of the sale, where there is a purchase order or a sales agreement and collectibility of the resulting receivable is probable. Revenues for training, installation, design and implementation services are recognized when these services are performed. As noted in our comparative results discussion, our customer base has been and may continue to be concentrated with a small number of customers. In the past, we have publicly announced purchase agreements with a number of customers. These purchase agreements have no required minimum purchase amounts and can be terminated without penalty.



     We have experienced downward pressure on our selling prices as a result of our entering into volume sale agreements with some customers and from general competitive pressures. We expect that our selling prices will continue to decline for the foreseeable future. In addition, if we cannot offset declines in selling prices by an increase in the number of units sold, our revenues may decline.


     We have experienced and expect to continue to experience significant fluctuations in our quarterly net revenues as a result of our long and variable sales cycle. Historically, our sales cycle, which is the period from the time a sales lead is generated until the recognition of revenue from that lead, has averaged nine to 24 months. The variability and length of our sales cycle is influenced by a number of factors, including:

     - our customers' deployment schedules;

     - our customers' access to financing for the purchase of our products;

     - the need to design networks to incorporate our products;

     - the need to demonstrate our products before purchase;

     - the manufacturing lead times for our products; and

     - our inventory levels for the specific product configuration ordered by our customers.


     If we fail to significantly increase our sales of Network Repeaters and the deployment of RepeaterHybrid Networks or to broaden our customer base, we may fail to generate sufficient revenues to sustain our business.


COST OF REVENUES

     Our cost of revenues consists of the costs of the various components used to assemble our products, the third-party charges to assemble and test the products, the overhead cost of the operations departments, the direct costs of network design services we sell to our customers and the cost of providing customer service, including warranty and repair charges. Our components are currently obtained from a small number of suppliers and contract manufacturers. A few of these suppliers are either single-source or sole-source suppliers, which could limit our ability to achieve lower prices from these suppliers and could lead to delays and interruption in supply.

GROSS PROFIT


     Our gross profit is affected by the level of demand for our products and services, new product introductions by us and our competitors, the downward pressure on prices from volume sales agreements with certain of our customers and from competitive pressures and the costs of the various components and production services provided by our vendors. If we are unable to offset our expected decline in selling prices with lower unit costs, our gross profits may decline.

OPERATING EXPENSES


     Research and development expenses consist primarily of expenses incurred in the design and development of our products and our proprietary technology. These expenses include the salaries and associated overhead expenditures for our engineers and technicians, materials for the production of prototypes and expenses for various consultants. We acquired substantially all of the assets and assumed substantially all of the liabilities of The Gwydion Company LLC in November 1999. As a result of this acquisition, we expect our research and product development expenses in connection with our in-building product to increase. Furthermore, we expect research and product development expenses to increase as we continue to develop our technology and broaden our product line to serve new markets and applications. In particular, we expect to incur significant expenses in the development of our next generation of products to serve the emerging high-speed wireless markets, including 3G.


     Sales and marketing expenses consist primarily of salaries, commissions, consulting fees, trade show expenses, travel expenses, advertising, direct marketing expenses and associated overhead expenses. We intend to increase our expenditures for sales and marketing. We plan to increase our direct sales and sales support personnel in the U.S. and internationally and our marketing personnel, advertising and other marketing programs. In particular, we plan on increasing our expenditures related to promoting and selling our products for in-building coverage and our next generation of products for 3G wireless services.

     General and administrative expenses consist primarily of expenses for finance, corporate management, general office administration, insurance, legal, accounting, amortization of goodwill and other professional fees. We expect that general and administrative expenses will increase as our business grows and we expand our staff, increase our infrastructure and incur costs associated with being a public company.


     In connection with the acquisition of Gwydion we recorded an in-process technology charge of $0.9 million during the period ended December 24, 1999. An independent appraisal was performed to determine the fair value of the identifiable assets, including the portion of the purchase price attributed to the acquired in-process technology. The income approach was used to value acquired in-process technology, which includes an analysis of the completion costs, cash flows, other required assets and risks associated with achieving such cash flows. The present value of these cash flows are then calculated with a discount rate of 30%. At the date of acquisition, we determined the technological feasibility of Gwydion's product was not established, and accordingly wrote off the corresponding amount to acquired in-process technology. Gwydion is expected to introduce the final product by August 2000. Approximately $1.6 million in research and development had been spent up to the date of the acquisition in an effort to develop the technology to produce a commercially viable product. The future research and development expense associated with the acquired in-process product was estimated to be approximately $0.9 million between November 1999 and August 2000, excluding stock-based compensation. Currently we know of no developments which would lead us to change our original assessment of the expected completion and commercial viability of this project. At the date of acquisition, the only identifiable intangible assets acquired were the technology under development and the acquired workforce.



     In connection with the acquisition of Gwydion, we issued 573,334 shares subject to our right of repurchase until certain performance criteria are met. In connection with this contingent consideration, we recognized a research and development expense of $704,000 during the nine months ended December 24, 1999. Assuming a fair value for our common stock of $12.00 per share and assuming achievement of performance criteria, the compensation expense will be as follows: $1.2 million for the remainder of the year ended March 31, 2000, $4.6 million for the year ending March 31, 2001 and $0.4 million for the year ending March 31, 2002.



     Stock-based compensation consists of the difference between the deemed fair market value of incentive stock options and the exercise price of these grants. This difference is being amortized over the vesting period of the grants, generally four years. For the year ended March 26, 1999 and the nine months ended December 24, 1999, the Company recorded $286,000 and $1,485,000 of stock-based compensation expense in connection with options granted to employees and consultants. The amounts included in operating expenses were $266,000 and $1,139,000, respectively. Assuming all employees with outstanding options remain employed by us through the vesting period, the total unearned stock-based compensation recorded for all option grants through December 24, 1999 will be amortized as follows: $1.0 million for the remainder of the year ending March 31, 2000; $3.2 million for the year ending March 31, 2001; $1.7 million for the year ending March 31, 2002, $0.8 million for the year ending March 31, 2003 and $0.2 million thereafter.

LOSS FROM OPERATIONS


     We have incurred substantial losses since our inception and, as of December 24, 1999, had an accumulated deficit of approximately $50.2 million. We expect to continue to incur substantial operating losses and we may never achieve or sustain profitability.


     During our past three fiscal years, we have not achieved profitability on a quarterly or annual basis. Because we need to continue to invest significant financial resources into expanding our sales and marketing efforts, developing our products and new technology and hiring the necessary personnel to support our anticipated growth, we expect to continue to incur losses at least through the fiscal year ended March 2001. We will need to generate significantly higher revenues in order to support expected increases in operating expenses and to achieve and maintain profitability.


     Other income and (expense), net consists primarily of interest income earned on balances held in our interest bearing accounts, offset by interest expense on the convertible subordinated debentures and promissory notes. Upon the closing of this offering, we expect that interest income will increase due to higher balances in our interest-bearing accounts and that interest expense will decline as a result of the conversion of the convertible subordinated debentures into shares of common stock.


RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of net revenues for the periods indicated:


                                                   YEARS ENDED                       NINE MONTHS ENDED
                                       -----------------------------------      ----------------------------
                                       MARCH 31,    MARCH 27,    MARCH 26,      DECEMBER 25,    DECEMBER 24,
                                         1997         1998         1999             1998            1999
                                       ---------    ---------    ---------      ------------    ------------
STATEMENT OF OPERATIONS DATA:
Net revenues.........................     100.0%       100.0%       100.0%          100.0%          100.0%
Cost of revenues.....................      88.4        113.3         92.4            91.1            70.8
                                        -------     --------     --------         -------         -------
Gross margin.........................      11.6        (13.3)         7.6             8.9            29.2
                                        -------     --------     --------         -------         -------
Operating expenses:
  Research and development...........      29.6         80.0         44.3            41.3            34.4
  Sales and marketing................      26.7         50.7         47.0            42.3            38.5
  General and administrative.........      11.3         19.5         23.1            21.5            16.2
  In-process research and
    development......................        --           --           --              --             7.2
                                        -------     --------     --------         -------         -------
    Total operating expenses.........      67.6        150.2        114.4           105.1            96.3
                                        -------     --------     --------         -------         -------
Loss from operations.................     (56.0)      (163.5)      (106.8)          (96.2)          (67.1)
Other income (expense), net..........       (.3)         1.0         (3.1)             .6            (9.0)
                                        -------     --------     --------         -------         -------
Net loss.............................     (56.3)%     (162.5)%     (109.9)%         (95.6)%         (76.1)%
                                        =======     ========     ========         =======         =======


NINE MONTHS ENDED DECEMBER 25, 1998 COMPARED TO NINE MONTHS ENDED DECEMBER 24, 1999


     Net Revenues. Net revenues increased $4.6 million, or 59.7%, from $7.7 million for the nine months ended December 25, 1998 to $12.3 million for the nine months ended December 24, 1999. This increase is primarily due to increased shipments of our CDMA-based repeaters to new and existing customers. During the nine months ended December 24, 1999, approximately 66.8% of our net revenues were derived from ten customers with sales to two customers, PrimeCo and Clearnet PCS, comprising 14.8% and 12.4%, respectively. During the nine months ended December 25, 1998, 60.7% of our net revenues were derived from ten customers. International sales accounted for 28.1% of net revenues during the nine months ended December 24, 1999 and 43.2% for the nine months ended December 25, 1998. Because of an anticipated increase in demand for our products in Australia, Brazil and Mexico, we expect that international sales will represent a larger percentage of our net revenues in the future. There can be no assurance that this anticipated increase in demand will materialize, or that we will be able to fulfill the demand.



     Cost of Revenues and Gross Margin. Cost of revenues increased $1.7 million, or 24.3%, from $7.0 million for the nine months ended December 25, 1998 to $8.7 million for the nine months ended December 24, 1999. This increase was primarily due to the increase in unit sales. The gross profit margin improved to 29.2% for the nine months ended December 24, 1999 from 8.9% for the nine months ended December 25, 1998. The improvement in gross profit margin was attributable to overhead costs being spread over a larger revenue base associated with the increase in net revenues and the outsourcing of product manufacturing during the period.



     Research and Development. Research and development expenses increased $1.0 million, or 31.3%, from $3.2 million for the nine months ended December 25, 1998 to $4.2 million for the nine months ended December 24, 1999. This increase is primarily due to the amortization of stock-based compensation derived from grants of incentive stock options below the deemed fair market value and from the amortization of stock-based compensation attributable to the acquisition of substantially all of the assets of The Gwydion Company LLC. We anticipate that our research and development expenses will continue to increase for the foreseeable future.



     Sales and Marketing. Sales and marketing expenses increased $1.4 million, or 42.4%, from $3.3 million for the nine months ended December 25, 1998 to $4.7 million for the nine months ended December 24, 1999. This increase was primarily attributable to the additional sales personnel we hired to support our international and domestic sales efforts, referral expenses paid pursuant to a sales referral agreement with a third party and amortization of stock-based compensation. We hired three sales employees during the nine-month period ended December 24, 1999. We expect to continue to increase our employee headcount for the next twelve months.



     General and Administrative. General and administrative expenses increased $0.3 million, or 17.6%, from $1.7 million for the nine months ended December 25, 1998 to $2.0 million for the nine months ended December 24, 1999, primarily due to expenses related to year 2000 compliance and the amortization of stock-based compensation.



     In-Process Research and Development. In-process research and development was $0.9 million for the nine months ended December 24, 1999, which related to the acquisition of all of the assets of The Gwydion Company LLC.



     Other Income (Expense), Net. Other income was $0.2 million and $0.3 million for the nine months ended December 25, 1998 and December 24, 1999, respectively. Other expenses increased $1.3 million from $0.1 million for the nine months ended December 25, 1998 to $1.4 million for the nine months ended December 24, 1999. This increase was primarily attributable to the increased level of borrowings during the nine months ended December 24, 1999, including $15.0 million of Series DD convertible subordinated debentures and $5.0 million of notes payable.


YEAR ENDED MARCH 27, 1998 COMPARED TO YEAR ENDED MARCH 26, 1999


     Net Revenues. Net revenues increased $1.8 million, or 21.8%, from $7.8 million for the year ended March 27, 1998 to $9.6 million for the year ended March 26, 1999. This increase was primarily due to increased unit sales of our CDMA repeaters to new and existing customers. During the year ended March 26, 1999, approximately 52.0% of our net revenues were derived from ten customers with sales to Clearnet comprising 10.0%. International sales accounted for 41.8% of net revenues during the year ended March 26, 1999. During the year ended March 27, 1998, 69.9% of our net revenues were derived from ten customers with sales to two customers, Eriline Telecom and Telus, comprising 18.4% and 14.9%, respectively. International sales accounted for 61.0% of net revenues during the year ended March 27, 1998.

     Cost of Revenues and Gross Margin. Cost of revenues increased $0.1 million, or 1.1%, from $8.8 million for the year ended March 27, 1998 to $8.9 million for the year ended March 26, 1999. The increase in costs associated with the increase in the number of units shipped was offset in part by decreases in cost per unit. The gross profit margin improved to 7.6% for the year ended March 26, 1999 from a loss of 13.3% for the year ended March 27, 1998. The improvement in gross profit margin was attributable to reduced overhead costs as a percentage of net revenues associated with the increase in unit shipments for the period and the reduction in direct product costs per unit.



     We were able to reduce our direct product costs per unit by realizing reduced component costs due to increases in purchased volumes of these components to support the increase in the number of units shipped during the year ended March 26, 1999. In addition, increases in units shipped did not result in a corresponding increase in manufacturing overhead. Therefore, the percentage of manufacturing overhead attributable to each unit declined as a percentage of the unit selling price.



     Research and Development. Research and development expenses decreased $1.9 million, or 30.6%, from $6.2 million for the year ended March 27, 1998 to $4.3 million for the year ended March 26, 1999. This decrease was primarily attributed to the cancellation of development projects focused on non-CDMA-based products.



     Sales and Marketing. Sales and marketing expenses increased $0.6 million, or 15.4%, from $3.9 million for the year ended March 27, 1998 to $4.5 million for the year ended March 26, 1999. This increase was primarily attributable to sales referral expenses to third parties pursuant to a sales referral agreement with a third party. This agreement was entered into during the June quarter of 1998.



     General and Administrative. General and administrative expenses increased $0.7 million, or 46.7%, from $1.5 million for the year ended March 27, 1998 to $2.2 million for the year ended March 26, 1999. This increase was primarily due to expenses related to the hiring of additional personnel and legal fees associated with contracts.



     Other Income (Expense), Net. Other income was $0.2 million and $0.3 million for the years ended March 27, 1998 and March 26, 1999, respectively. This increase is primarily attributable to higher balances in our interest bearing accounts. Other expenses increased $0.4 million, or 200%, from $0.2 million for the year ended March 27, 1998 to $0.6 million for the year ended March 26, 1999. This increase was primarily attributable to interest expense on the Series DD convertible subordinated debentures.


YEAR ENDED MARCH 31, 1997 COMPARED TO YEAR ENDED MARCH 27, 1998


     Net Revenues. Net revenues decreased $2.8 million, or 26.4%, from $10.6 million for the year ended March 31, 1997 to $7.8 million for the year ended March 27, 1998. This decrease was primarily attributable to the change in our focus to CDMA-based repeaters and the de-emphasis of our non-CDMA based products. During the year ended March 27, 1998, 69.9% of our net revenues were derived from ten customers with sales to two customers, Eriline Telecom and Telus, comprising 18.4% and 14.9%, respectively. International sales accounted for 61.0% of net revenues during the year ended March 27, 1998. During the year ended March 26, 1997, 76.1% of our net revenues were derived from ten customers with sales to Eriline Telecom comprising 38.4%. International sales accounted for 70.0% of net revenues during the year ended March 26, 1997.



     Cost of Revenues and Gross Margin. Cost of revenues decreased $0.5 million, or 5.3%, from $9.4 million for the year ended March 31, 1997 to $8.8 million for year ended March 27, 1998. The decrease was primarily due to a reduction in unit sales in the 1998 period offset by a $1.1 million charge during the 1998 period related to inventory reserves associated with our non-CDMA products. The gross margin declined to a loss of 13.3% for the year ended March 27, 1998 from a profit of 11.6% for the year ended March 31, 1997. The decline in gross margin was primarily attributable to the decrease in net revenues for the period and the costs associated with increasing inventory reserves.

     Research and Development. Research and development expenses increased $3.1 million, or 100%, from $3.1 million in the year ended March 31, 1997 to $6.2 million for the year ended March 27, 1998. This increase in expenses was primarily attributable to the development of our new CDMA-based products and a non-CDMA-based custom repeater for the Japanese market.



     Sales and Marketing. Sales and marketing expenses increased $1.1 million, or 39.3%, from $2.8 million for the year ended March 31, 1997 to $3.9 million for the year ended March 27, 1998. This increase was primarily attributable to seven additional sales and marketing personnel we hired to support our international and domestic sales efforts, including resources to support pre-sales activities, such as network design assistance.



     General and Administrative. General and administrative expenses increased $0.3 million, or 25.0%, from $1.2 million for the year ended March 31, 1997 to $1.5 million for the year ended March 27, 1998. This increase was primarily due to expenses associated with the hiring of additional personnel.



     Other Income (Expense), Net. Other income was $0.2 million for the year ended March 27, 1998. Other income for the year ended March 31, 1997 was insignificant. This increase was primarily due to higher average balances in our interest bearing accounts. Other expenses increased $0.1 million, or 185.7%, from approximately $70,000 for the year ended March 31, 1997 to $0.2 million for the year ended March 27, 1998. This increase was primarily due to increased borrowings under capital lease lines.


QUARTERLY RESULTS

     The following table sets forth unaudited quarterly financial data for the four quarters in our fiscal year ended March 26, 1999 and the first three quarters in the fiscal year ending March 31, 2000, and such information expressed as a percentage of our net revenues. This unaudited quarterly information has been prepared on the same basis as the audited financial information presented elsewhere herein and, in our opinion, includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the information for the quarters presented.


     Our net revenues declined from the three-month period ended June 26, 1998 through the three-month period ended March 26, 1999. This decrease was attributable to the product line transition away from our old product lines to our focus on our new CDMA-based products. The increase in revenues during the three-month periods ended June 25, 1999, September 24, 1999 and December 24, 1999 is attributable to increased unit volumes of our CDMA-based products sold to our existing customers and new customers. In addition, the market for wireless communications infrastructure has been, and we believe will continue to be, seasonal in nature. During the months of December, January and February, demand for wireless equipment infrastructure from wireless service providers in the northern hemisphere tends to decline due to generally poor weather conditions.



                                                                            QUARTER ENDED
                                    ---------------------------------------------------------------------------------------------
                                    JUNE 26,   SEPTEMBER 25,   DECEMBER 25,   MARCH 26,   JUNE 25,   SEPTEMBER 24,   DECEMBER 24,
                                      1998         1998            1998         1999        1999         1999            1999
                                    --------   -------------   ------------   ---------   --------   -------------   ------------
                                                                           (IN THOUSANDS)
Net revenues......................  $ 3,032       $ 2,497        $ 2,159       $ 1,924    $ 3,003       $ 4,026        $ 5,292
Cost of revenues..................    2,475         2,292          2,234         1,882      2,203         3,010          3,515
                                    -------       -------        -------       -------    -------       -------        -------
Gross profit (loss)...............      557           205            (75)           42        800         1,016          1,777
                                    -------       -------        -------       -------    -------       -------        -------
Operating expenses:
  Research and development........    1,148         1,093            930         1,087      1,062           999          2,174
  Sales and marketing.............      907         1,190          1,158         1,259      1,322         1,527          1,899
  General and administrative......      460           580            614           573        490           769            732
  In-process research and
    development...................       --            --             --            --         --            --            885
                                    -------       -------        -------       -------    -------       -------        -------
        Total operating
          expenses................    2,515         2,863          2,702         2,919      2,874         3,295          5,690
                                    -------       -------        -------       -------    -------       -------        -------
Loss from operations..............   (1,958)       (2,658)        (2,777)       (2,877)    (2,074)       (2,279)        (3,913)
Other income (expense), net.......       36            (7)            17          (346)      (245)         (407)          (452)
                                    -------       -------        -------       -------    -------       -------        -------
Net loss..........................  $(1,922)      $(2,665)       $(2,760)      $(3,223)   $(2,319)      $(2,686)       $(4,365)
                                    =======       =======        =======       =======    =======       =======        =======

                                                                            QUARTER ENDED
                                    ---------------------------------------------------------------------------------------------
                                    JUNE 26,   SEPTEMBER 25,   DECEMBER 25,   MARCH 26,   JUNE 25,   SEPTEMBER 24,   DECEMBER 24,
                                      1998         1998            1998         1999        1999         1999            1999
                                    --------   -------------   ------------   ---------   --------   -------------   ------------
                                                                  (AS A PERCENTAGE OF NET REVENUES)
Net revenues......................    100.0%        100.0%         100.0%        100.0%     100.0%        100.0%         100.0%
Cost of revenues..................     81.6          91.8          103.5          97.8       73.4          74.8           66.4
                                    -------       -------        -------       -------    -------       -------        -------
Gross margin......................     18.4           8.2            3.5           2.2       26.6          25.2           33.6
                                    -------       -------        -------       -------    -------       -------        -------
Operating expenses:
  Research and development........     37.9          43.8           43.1          56.5       35.4          24.8           41.1
  Sales and marketing.............     29.9          47.7           53.6          65.4       44.0          37.9           35.9
  General and administrative......     15.1          23.2           28.4          29.8       16.3          19.1           13.8
  In-process research and
    development...................      0.0           0.0            0.0           0.0        0.0           0.0           16.7
                                    -------       -------        -------       -------    -------       -------        -------
        Total operating
          expenses:...............     82.9         114.7          125.1         151.7       95.7          81.8          107.5
                                    -------       -------        -------       -------    -------       -------        -------
Loss from operations..............    (64.5)       (106.4)        (128.6)       (149.5)     (69.1)        (56.6)         (73.9)
Other income (expense), net.......      1.2          (0.3)           0.8         (18.0)      (8.1)        (10.1)          (8.5)
                                    -------       -------        -------       -------    -------       -------        -------
Net loss..........................    (63.3)%      (106.7)%       (127.8)%      (167.5)%    (77.2)%       (66.7)%        (82.4)%
                                    =======       =======        =======       =======    =======       =======        =======


     We have experienced and expect to continue to experience significant fluctuations in quarterly operating results as a result of many factors. We believe that period-to-period comparisons of our operating results should not be relied upon as any indication of future performance.

LIQUIDITY AND CAPITAL RESOURCES


     Since our inception, we have financed our operations primarily through the private sales of equity and convertible debentures, which have provided aggregate net proceeds of approximately $53.9 million through December 24, 1999. In addition, we have borrowed approximately $5.0 million through promissory notes, due in monthly installments through August 2002, and $1.7 million against equipment lease lines that mature through 2003. At December 24, 1999 we had approximately $8.6 million in cash and cash equivalents. The convertible debentures bear interest at an annual rate of approximately 8.0%, payable quarterly in cash and will convert into common stock upon the closing of this offering. The $5.0 million principal amount of promissory notes bear interest at an annual rate of approximately 13.6% and are secured by substantially all of our assets. We were in breach of some of the covenants of the promissory notes at December 24, 1999 due to the acquisition of substantially all of the assets and the assumption of substantially all of the liabilities of The Gwydion Company LLC. As a result, the lender had the right to declare the notes immediately due and payable. In addition, if we reincorporate in Delaware and close this offering without the consent or waiver of the lender, we will be in breach of other covenants related to mergers, acquisitions and changes in capital structure. We asked for and received a waiver from the lender of the existing breach and the prospective breaches of the covenants to the promissory notes. We are in compliance with the covenants under our capital leases. We have no additional credit facilities.


     Cash used in operating activities was approximately $4.4 million, $9.9 million and $10.9 million for the fiscal years ended March 31, 1997, March 27, 1998 and March 26, 1999, respectively, and $5.4 million for the nine months ended December 24, 1999. The significant use of cash in operating activities resulted from our net losses during all reported periods together with the increase in our accounts receivable during the nine months ended December 24, 1999 due to the increase in product sales to our customers. As sales increase, we have a corresponding requirement to increase our investment in working capital. At December 24, 1999 our accounts receivable balance was approximately $3.7 million.

     Cash used for investing activities of approximately $0.5 million, $0.1 million, $0.6 million and $0.1 million for the fiscal years ended March 31, 1997, March 27, 1998, March 26, 1999 and for the nine months ended December 24, 1999, respectively, was primarily used for capital expenditures. These capital expenditures were primarily investments in computerized test equipment to test our products and computer equipment to support our business.

     We anticipate an increase in capital expenditures for product testing and additional computer equipment. In addition, from time to time, we replace aging or obsolete computer equipment. Our capital expenditures are expected to approximate $1.0 million, $1.5 million and $2.0 million for our fiscal years ending March 31, 2000, 2001 and 2002, respectively. We have financed our capital equipment purchases through the use of lease lines and we anticipate continuing to do so.

     Cash provided from financing activities was approximately $9.3 million in the year ended March 31, 1997, $13.1 million in the year ended March 27, 1998, $13.7 million during the year ended March 26, 1999 and $3.7 million during the nine months ended December 24, 1999.


     We believe that our available cash reserves, combined with the net proceeds of this offering, will be sufficient to fund operations and to meet our working capital needs and anticipated capital expenditures for at least the next twelve to eighteen months. We currently intend to use a portion of the net proceeds from this offering for expansion of sales, marketing and future development of our products. We may also use a portion of the net proceeds to invest in complementary products, to license other technology or to make potential acquisitions. Thereafter, we may need additional funds for more rapid expansion of our business, unexpected expenditures or operating losses, responding to competitive pressures, developing new products and enhancements to our current products, or acquiring technologies or businesses. If we raise additional funds through the issuance of equity securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution, or such equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If we raise additional funds through the issuance of debt securities, those securities would have rights, preferences and privileges senior to those of holders of our common stock, and the terms of these debt securities could impose restrictions on our operations. Additional financing may not be available when needed, on favorable terms, or at all.


YEAR 2000 COMPLIANCE

     We engaged in a year 2000 compliance program during 1999. We performed a significant amount of testing on our products and our internal computerized systems considered essential to our operations. Where required, we took corrective or preventive measures designed to ensure our products and internal computerized systems would function properly after the year 2000 date change. Even though we have not experienced any significant problems as a result of entering the year 2000, we may have undiscovered problems in our computerized management systems or our products that may cause us to incur significant time and expenditures to correct. Any failure in year 2000 compliance may cause us to lose customers, incur significant costs and result in reduced revenues and increased losses, warranty claims and litigation. In addition, if our customers or suppliers fail to be year 2000 compliant, it could result in interruptions in supply, failure of our products to operate correctly and delays in order fulfillment and payment. Any of these potential year 2000-related difficulties could adversely affect our results of operations. In aggregate, we incurred approximately $0.3 million in expenses related to year 2000 compliance.

RECENT ACCOUNTING PRONOUNCEMENTS


     In March 1998, the Accounting Standards Executive Committee issued Statement of Position No. 98-1, or SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. Adoption of SOP 98-1 did not have a material impact on our results of operations.


     In April 1998, the Accounting Standards Executive Committee issued Statement of Position 98-5, or SOP 98-5, "Reporting on the Costs of Start-Up Activities." This standard requires companies to expense the costs of start-up activities and organization costs as incurred. In general, SOP 98-5 is effective for fiscal years beginning after December 15, 1998. Adoption of SOP 98-5 did not have a material impact on our results of operations.

     In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. SFAS 133 will be effective for fiscal years beginning after June 15, 2000. We do not currently hold derivative instruments or engage in hedging activities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We believe we do not have any significant exposures to quantitative and qualitative market risks. For the periods ended March 27, 1998, March 26, 1999 and December 24, 1999, we did not have any derivative financial instruments or any derivative commodity instruments. Our other financial instruments include trade accounts receivable, trade accounts payable, convertible subordinated debentures and a term note. Our accounts receivable and accounts payable are relatively short term in duration and as a consequence, are not exposed to significant interest rate changes and consequent fair value adjustments. Our cash equivalents are invested in interest bearing accounts, generally money market accounts of less than seven days average maturity, and as a result are not subject to significant valuation adjustments due to interest rate changes. We also have convertible subordinated debentures and a term loan, both of which bear interest at fixed rates. As a result, the payments due under these debentures and term loan are not subject to adjustment due to interest rate changes. Our financial market risk includes risks associated with international operations and related foreign currencies. We anticipate that international sales will continue to account for a significant portion of our consolidated revenues. Our international sales are in U.S. dollars and, therefore, are not subject to foreign currency exchange rate risk. Expenses of our international operations are denominated in each country's local currency, however, and are therefore subject to foreign currency exchange risk. Despite this, through December 24, 1999, we have not experienced any significant negative impact on our operations as a result of fluctuations in foreign currency exchange rates.

                                    BUSINESS


     Repeater Technologies, Inc. develops, markets and sells wireless network equipment primarily for CDMA-based wireless communications networks. We provide cost-effective, high quality wireless network equipment for use in suburban and rural areas, urban areas and inside office buildings and other coverage-limited structures. Our products have been deployed with over 40 CDMA wireless service providers in ten countries.



     Our products are based on our Network Repeater technology that expands the coverage area of a wireless network. Our Network Repeater receives, amplifies and retransmits voice and data signals between mobile handsets and base stations and uses an operator's existing radio frequency, or RF, spectrum to provide the necessary connection to the wireless network.



     Our RepeaterHybrid Network solutions incorporate our family of Network Repeaters, antenna systems, network management systems and network design services to provide outdoor wireless service coverage. These products are used in conjunction with third-party base stations to increase coverage at significantly reduced capital and operating cost by reducing the number of required base stations, related communication links and other wireless network equipment. We have deployed 20 RepeaterHybrid Network systems with 12 service providers.



     Our Distributed Antenna System provides in-building coverage using copper cable and small antennas. Our OfficeCell distributed antenna system, currently under development, will provide in-building coverage utilizing fiber-optic cable to link distributed antennas for increased flexibility and broader coverage. These systems can be used in a wide range of indoor areas including office buildings, shopping malls, sports arenas, and tunnels. Our in-building products offer low cost, ease of installation, and remote monitoring via our proprietary network management system. We have deployed our copper cable Distributed Antenna System with 16 service providers in six countries.


INDUSTRY BACKGROUND

WIRELESS MARKET GROWTH


     In recent years, there has been substantial growth in the number of wireless subscribers. The Strategis Group estimates that the number of worldwide wireless subscribers will increase from approximately 286 million in 1998 to 693 million in 2003, representing a compound annual growth rate of 19.4%. The market for our systems is a subset of the worldwide wireless market. A number of factors are driving worldwide wireless subscriber growth, including the expansion of wireless coverage outside of urban areas, the rapid price decline of wireless usage cost per minute and the proliferation of new wireless applications such as high-speed data services. These factors, alongside increasing use of wireless handsets as a substitute for wire-based communications, are also driving a substantial increase in wireless minutes of use. To meet the growing demand for wireless services, wireless service providers are increasingly focusing on expanding network coverage in order to increase the number of new subscribers and reduce subscriber turnover, or "churn," resulting from coverage limitations.


WIRELESS STANDARDS


     A number of analog and digital standards are available to wireless service providers in the deployment of wireless networks, including GSM, or Global System for Mobile Communication, TDMA, or Time Division Multiple Access, and CDMA, or Code Division Multiple Access. TDMA was established in 1988 and is now widely utilized across the United States as a result of its transmission and cost efficiencies and signal quality. GSM was introduced in 1991 as an extension of the TDMA standard and is now widely utilized in Europe and Asia as a result of similar factors as well as its "open standard" compatibility. The first commercial deployment of a CDMA wireless network took place in 1995 in Hong Kong and, since then, CDMA wireless networks have been deployed in Korea, the United States, Canada, India, Japan, Australia, Brazil and 19 other countries. Unlike competing standards, such as GSM and TDMA, that divide radio frequency into time slots and allocate these slots to users, CDMA does not assign a specific frequency to each user. Instead, voice communications and data are encoded in a random digital sequence for transport across the full available spectrum. The current market acceptance of GSM and TDMA technologies could place competitive pressures on the growth of CDMA technology.



     CDMA is the newest of these digital standards and is expected to grow more rapidly than these competing standards. The Strategis Group estimates that the number of wireless subscribers utilizing CDMA-based handsets worldwide will grow from approximately 18 million in 1998 to approximately 143 million in 2003, representing a compound annual growth rate of 51.6%. Comparatively, the number of GSM subscribers is expected to grow at a compound annual growth rate of 25.5% from approximately 114 million in 1998 to approximately 356 million in 2003 and the number of TDMA subscribers is expected to grow at a compound annual growth rate of 38.5% from approximately 15 million in 1998 to approximately 76 million in 2003. The Strategis Group estimates that the percentage of CDMA subscribers will increase from 9.4% of digital subscribers worldwide in 1998 to 22.6% in 2003. The actual growth rate of wireless subscribers and CDMA subscribers may differ materially from the estimated growth rates discussed in this section.



     CDMA provides a number of benefits, including:


     - Increased Capacity. Unlike competing standards, CDMA does not assign a specific frequency to each user. Instead, conversations and other information are encoded in random digital sequence for transport across the full available spectrum. By allowing multiple subscribers to share the same frequency, CDMA equipment can provide over three times the capacity of analog and other digital standards over the same amount of spectrum.

     - Improved Quality of Service. CDMA combines multiple signals and improves signal strength for a reduction of interference and fading. Additionally, the method of passing calls between cells in a CDMA network sharply reduces the risk of disruption or dropped calls.


     - Better Support for Data. CDMA offers a powerful platform for evolving wireless technologies and enables subscribers to use a wide range of new services including voice recognition, short messaging services and Internet connections.



     The recent approval of CDMA-based third generation standards, or "3G", by the wireless community will allow wireless service providers who upgrade to 3G to provide very high speed data access and transmission to their subscribers and to increase the capacity of their networks. The availability of these advanced services should further increase the demand for wireless coverage. It is anticipated that new spectrum for 3G networks will be allocated in the United States, Europe, Latin America and Asia. We believe the build-out of 3G networks by new licensees and upgrades of existing networks should drive significant expenditures for 3G compatible network equipment. The build-out and proliferation of 3G networks, however, may be subject to global economic cycles.



DEPLOYMENT



     The traditional method for increasing wireless coverage has been to deploy a base station, which consists of a RF transmitter, which transmits a signal, and receiver assembly, which receives incoming signals from wireless handsets. The receiver assembly is linked to a base station controller through a high capacity digital telephone line. The base station controllers are then linked to mobile switching centers, which in turn connect to the local telephone network. Figure 1 depicts a basic wireless network.

                        [BASIC WIRELESS NETWORK GRAPHIC]

     The rapid growth in demand for wireless service has caused a corresponding increase in the demand for widespread coverage in the following four market segments:

     - Low-Density/Low-Utilization Markets. These markets are typically suburbs and small towns in which capacity requirements are low because of low user density. However, the need for coverage remains high as wireless subscribers expect to have service throughout these areas. Wireless service providers have been slow to deploy wireless networks in these areas because the high infrastructure costs required cannot be spread over a large enough subscriber base.

     - Traffic Corridors. These markets are typically major highways that connect population centers and are characterized by low-density utilization along a narrow geographic corridor. Wireless service providers must offer complete coverage along these corridors so that subscriber calls are not "dropped" in these areas. However, in these markets, as in low-density/low-utilization markets, wireless service providers find the deployment of base stations costly and inefficient.

     - High-Density/High-Utilization Markets. These markets are typically urban areas in which service is provided by a large number of closely-spaced base stations which provide both the capacity for a large number of subscribers and coverage for a given geographic area. However, in spite of the large number of base stations, gaps in coverage commonly occur as the result of blockage of RF signals by buildings, tunnels and other obstructions.

     - In-Building Markets. These markets are characterized by high utilization throughout a concentrated geographical area. Although base stations can provide the necessary capacity, the materials used in building construction can inhibit and interfere with the transmission of RF signals to and from the building interior.

     Both existing wireless service providers and new entrants to the competitive wireless markets face the challenge of rapidly expanding coverage with limited capital and operating resources. Addressing these coverage challenges has become a critical differentiator as service providers attempt to expand their existing subscriber base and minimize subscriber churn resulting from coverage limitations. Because CDMA base stations are designed to support high capacity networks in densely populated urban centers, they do not scale well to low-density/low-utilization markets. In addition, the need for a high capacity digital telephone connection to the network from each base station results in significant capital and operating expenses. As a result of growing capacity and coverage requirements and increasing competitive pressures, wireless service providers are demanding solutions that provide:


     - Rapid expansion of coverage;

     - Reduced capital and operating costs;

     - Ease of and flexibility in deployment;


     - Improved quality of RF coverage;


     - High levels of technical support; and


     - Rapidly deployable 3G-compatible products.


REPEATER TECHNOLOGIES' SOLUTION


     Our RepeaterHybrid Network solutions integrate our Network Repeaters with CDMA base stations, enabling wireless service providers to quickly expand coverage at significantly reduced cost. While base stations provide the overall capacity and initial coverage for a wireless network, our Network Repeaters redirect, focus or spread the concentrated capacity of a base station to expand coverage to desired coverage areas. In low-density/low-utilization markets and traffic corridors, our RepeaterHybrid Network solutions allow network operators to cost-effectively utilize their network capacity to expand coverage. In high-density/high-utilization markets, our Network Repeaters fill the coverage gaps that occur as a result of blockage of RF signals. For the in-building market, Network Repeaters, when coupled with our copper cable distributed antenna system, can provide RF coverage in smaller buildings. To provide coverage for larger buildings and campus environments, we will offer our new OfficeCell fiber-optic distributed antenna system, which is currently under development. Our solutions offer the following key benefits:


REDUCED CAPITAL COSTS


     RepeaterHybrid Networks provide expansion of coverage with significantly lower capital costs than required in the deployment of base station-only networks. Network Repeaters are significantly less expensive than CDMA base stations. In addition, wireless network operators who use base stations to increase coverage must incur increased capital costs both as a result of the need for more communications links and the deployment of larger base station controllers and mobile switching centers to support these sites. Our Network Repeaters require no communications link to base station controllers or mobile switching centers and, as such, reduce the overall capital cost of the network. In addition, our Network Repeaters are significantly smaller than base stations, making them less costly to site and install. Our existing RepeaterHybrid Networks customer base has been able to reduce the number of base stations in their systems by 15% to 75% and replace them with Network Repeaters for a given coverage area. For example, in one of our more successful deployments, utilizing a RepeaterHybrid Network, one of our customers was able to design a network using 24 Network Repeaters and six base stations, as opposed to a base station-only network of 24 base stations.


LOWER OPERATING COSTS


     Our RepeaterHybrid Network results in substantially lower operating costs than a base station-only network. By replacing a number of the base stations with our Network Repeaters, the wireless service provider saves the substantial monthly charges associated with the high capacity digital telephone connection required to link to the base station controller.


NETWORK COMPATIBILITY

     Because our Network Repeaters receive, amplify and transmit the same signals received and transmitted by a network's base stations, we believe our Network Repeaters are compatible with CDMA base stations operating in the 850 MHz and 1900 MHz bands. Our Network Repeaters have been successfully deployed in wireless networks with most major manufacturers' base stations including Ericsson, Inc., Lucent Technologies, Inc., Motorola, Inc. and Nortel Networks Corp.


FLEXIBLE DEPLOYMENT OF CAPACITY AND COVERAGE


     Our RepeaterHybrid Network solutions provide a mix of base stations for capacity and initial coverage and Network Repeaters for wide-area coverage. As demand grows, network operators are able to incrementally add Network Repeaters for increased coverage and base stations for increased capacity.


IMPROVED QUALITY OF RF COVERAGE


     Our RepeaterHybrid Network is able to meet the following established industry standards for a high quality CDMA network, including:

     - frame error rate of 2% or less, which is a measure of the quality of the signal;

     - network-wide dropped call rate of 2% or less, which is a measure as to how often a mobile subscriber is disconnected after the call has been connected; and

     - a network-wide call establishment rate of 95% or more, which is a measure as to how often a mobile subscriber should be able to originate and connect to the calling party.


     This coverage is achieved by our patent-pending receive diversity technology employed in our Network Repeaters. Our receive diversity technology combines multiple signals from subscribers' handsets for improved transmission back to the base station.


HIGH LEVEL OF SUPPORT


     Our service organization offers full customer support through all phases of implementation, including RF design and installation services. In addition, we provide customer support 24 hours a day, seven days a week. When needed, we also utilize field service engineers for on-site assistance. Our proprietary network management system is designed to monitor, control and support our Network Repeaters and other products from a central network operations center through a comprehensive graphical user interface.


STRATEGY

     Our goal is to be the leader in the development and deployment of CDMA wireless coverage enhancement solutions. To achieve this goal, our strategy is to:

CONTINUE TO EXPAND OUR INSTALLED BASE OF NETWORK REPEATERS

     We will continue to focus on providing RepeaterHybrid Network solutions to wireless service providers who are deploying new CDMA networks or expanding existing CDMA networks. We also plan to target more established CDMA service providers who intend to expand their wireless networks to include low-density/low-utilization areas as they expand coverage. We expect the use of repeaters to become increasingly important as CDMA-based wireless service providers attempt to maintain parity with their competitors and meet the minimum coverage required by their spectrum licenses. We are also focusing on expanding our marketing efforts in international markets, such as Australia, China, Mexico and South America.

EXPAND OUR IN-BUILDING CAPABILITIES


     We believe that the wireless in-building market will represent a significant market opportunity as wireless subscribers become increasingly dependent on their wireless service and require more complete in-building coverage. We intend to continue to develop cost effective solutions for in-building coverage. Our Distributed Antenna System provides in-building coverage using copper cable and small antennas. Our OfficeCell distributed antenna system, currently under development, will provide in-building coverage utilizing fiber-optic cable. Fiber-optic cable provides more efficient transmission of RF signals throughout structures for broader coverage. Additionally, the OfficeCell distributed antenna system provides uniform RF coverage which allows for flexible antenna placement. Since our OfficeCell supports all existing digital standards, we will be able to further expand our market opportunity to include GSM and TDMA wireless networks.

ESTABLISH A MARKET LEADERSHIP POSITION IN 3G WIRELESS NETWORKS


     We intend to capitalize on the low cost and flexibility of our Network Repeaters to speed service providers' transition to 3G wireless technologies. We have developed significant expertise in CDMA technology which will allow us to rapidly bring 3G products to market. Our Network Repeaters currently meet phase one of the 3G standard known as cdma2000. We intend to further develop our technology to meet the balance of the 3G CDMA standards and penetrate new markets, including Europe, China and Japan, as new licensees in these markets develop 3G wireless networks.


FOCUS ON NETWORK DESIGN AND CUSTOMER SUPPORT

     Our high-quality service offerings, installation support teams and commitment to addressing customer needs, have enabled us to develop important relationships with customers and a reputation for providing high-quality solutions. We have developed a unique knowledge of network design incorporating repeaters and base stations in order to facilitate our customers' assessment and implementation of our RepeaterHybrid Networks. Our network design services allow wireless service providers to modify network design prior to deployment to better suit coverage and capacity demands. We believe our extensive network design capabilities and comprehensive customer support have been significant factors in our ability to attract and retain customers.

PURSUE STRATEGIC ACQUISITIONS

     We have in the past and intend in the future to make acquisitions of complementary technologies and businesses. In November 1999, we completed the acquisition of substantially all of the assets of The Gwydion Company LLC in order to enhance our in-building capabilities. We may from time to time make other strategic acquisitions that may complement our products, expand the breadth of our product offerings, enhance our technical capabilities, help secure critical sources of supply or that may otherwise offer growth opportunities.

WIRELESS SYSTEM TECHNOLOGY

     Wireless networks operate by dividing the geographic service area territory into a number of areas called cells. A base station is the equipment that transmits and receives the RF signal to and from the wireless handsets in the cell site's coverage area. The coverage provided by a base station is limited by the base station's RF output power, the frequency of the RF signals and the amount of clutter, such as buildings, hillsides and other physical obstructions, in the path of the signals. The higher the RF signal's frequency, the shorter the distance it can travel for a given output power. For example, a 1900 MHz RF signal travels approximately half the distance of an 850 MHz cellular signal with equal output power. Therefore a 1900 MHz RF network may require three to four times the number of base stations to provide the same coverage as a 850 MHz RF network. PCS networks tend to utilize 1900 MHz RF while cellular networks usually utilize 850 MHz RF.


     The base station also communicates with the base station controller through a high capacity digital telephone connection. The base station controller processes the call and communicates with the mobile switching center. The mobile switching center then routes calls to and from the public switched telephone network or the base station network. Figure 2 illustrates a traditional wireless network constructed with only base stations.

                 [BASE STATION - ONLY WIRELESS NETWORK GRAPHIC]

     A wireless service provider can also deploy a RepeaterHybrid Network which uses a combination of base stations and our Network Repeaters. Our RepeaterHybrid Network reduces the number of base stations required to achieve an equivalent coverage area and significantly lowers the cost of the network. Figure 3 illustrates our RepeaterHybrid Network.

                       [REPEATER HYBRID NETWORK GRAPHIC]

RECEIVE DIVERSITY IN BASE STATIONS

     A base station typically has one send and two receive antennas. When radio signals travel through the air they bounce off of building surfaces and other objects. Since a mobile subscriber is normally moving, radio signals travel different paths to the receiving antennas. A base station's two receiving antennas are spaced several feet apart and are designed to receive and select the stronger of the two radio signals. This selection process, known as receive diversity, provides for a higher quality RF signal and fewer dropped calls.

RECEIVE DIVERSITY IN NETWORK REPEATERS

     Since a repeater only has one wireless path to the base station, repeaters are typically unable to provide dual paths to the base station for receive diversity. We have developed a technology that allows the information from two receiving antennas at the repeater site for diversity to be combined into one path for transmission back to the base station. As a result, we are able to provide the receive diversity typically only provided in base stations for higher quality RF coverage. We have filed for patents on this technology in the United States and some foreign countries.

PRODUCTS AND SERVICES

     We offer a variety of products and services to our customers. Illustrated in Figure 4 below is our Network Repeater utilizing receive diversity and operating in conjunction with our RepeaterStar serving antenna and RepeaterPower battery backup power system. The system illustrated below is supported by our RepeaterNet network management system.

                      [NETWORK REPEATER CELL SITE GRAPHIC]


     Network Repeater. Our Network Repeater receives, filters, amplifies and re-transmits RF signals between wireless subscribers and base stations in CDMA wireless networks. Our Network Repeater features our patent-pending receive diversity technology, which provides high quality voice and data transmission, while reducing the necessary amount of handset power. Receive diversity technology allows operators to deploy RepeaterHybrid Networks with comparable performance and quality to a base station-only network. We started deploying Network Repeaters in the June quarter of 1997.



     RepeaterStar. Our RepeaterStar antenna sends and receives signals between the serving base station and our Network Repeater. Our RepeaterStar antenna possesses performance characteristics that are optimized for use within our RepeaterHybrid Network. In addition, our antenna is lighter and smaller than most competitive products, allowing for easier installation. We started deploying RepeaterStar antennas in the December quarter of 1999.



     RepeaterPower. Our RepeaterPower battery back-up power system provides auxiliary power for the Network Repeaters in the event of a commercial power outage. We started deploying our battery back-up power systems in the June quarter of 1997.


     RepeaterNet. RepeaterNet is our proprietary network management system designed to monitor and control our Network Repeaters and other products from a central network operations center. RepeaterNet provides a comprehensive graphical user interface allowing maintenance personnel to monitor up to 5,000

Network Repeaters, together with their backup power sources and related equipment. We started delivering RepeaterNet to our customers in the September quarter of 1998.



     RepeaterCAD. RepeaterCAD RF design and application engineering services provide network design for optimal implementation of our Network Repeaters. Our RF design services include preparation of coverage maps and issuance of search rings for site locations for base stations and Network Repeaters. Our RF engineers also optimize the implementation of our Network Repeaters with base stations and perform testing to verify the coverage and quality of the RepeaterHybrid Network. Additionally, we provide in-building design services for application of our Distributed Antenna Systems. We started to provide network design services to our customers in the September quarter of 1998.



     OfficeCell. We are currently completing development of our OfficeCell product, a fiber-optic Distributed Antenna System that will allow us to better address the market for wireless coverage in larger buildings and campuses. Copper wire-based systems, which are designed for smaller buildings and structures, are unable to cost-effectively serve these markets. OfficeCell communicates with base stations, microcells and repeaters using RF signals. The hub unit of the OfficeCell converts RF signals into lightwaves and communicates with up to 16 OfficeCell remote units using fiber-optic cable. The remote units convert the lightwaves back to RF signals to communicate with wireless handsets. The use of fiber-optic cable allows OfficeCell to provide increased flexibility and broader coverage than in copper wire-based systems. Our OfficeCell will support all digital wireless standards, allowing us to further expand our market opportunity to include GSM and TDMA networks.



     Repeater Technologies, Network Repeater, RepeaterHybrid Network, OfficeCell, Distributed Antenna System, RepeaterPower, RepeaterStar, RepeaterNet, RepeaterCAD and RepeaterMate are trademarks or trade names of Repeater Technologies, Inc. Each trademark, trade name or service mark of any other company that appears in this prospectus belongs to its holder.


CUSTOMERS


     Relatively few wireless service providers have adopted CDMA wireless technology and are concentrated in North America and South America.



     The following is a list of customers that have purchased at least $500,000 of our products and services since March 31, 1997. None of these customers is obligated to purchase any minimum quantity of our products and all of the contracts with these customers can be cancelled at any time.


       UNITED STATES              BRAZIL           CANADA             ISRAEL
       -------------              ------           ------             ------
Airtouch                      Eriline Telecom  Telus            Motorola
Blackfoot Communications                       Clearnet PCS
Via Wireless
GTE Wireless
Intelos/Virginia PCS
Northern PCS Services
PrimeCo

     In our fiscal year ended March 26, 1999, ten customers accounted for 52.0% of our net revenues, with Clearnet PCS accounting for 10.6%. In the nine months ended December 24, 1999, ten customers accounted for 66.8% of our net revenues, with PrimeCo and Clearnet PCS accounting for 14.8% and 12.4%, respectively.

SALES AND MARKETING

     We offer our products and services in the United States and Canada through our direct sales force. Our international sales efforts are conducted through a network of agents and distributors, all of which are assisted by our direct sales force. Export sales accounted for 70%, 61%, 42% and 28% of our net revenues during our fiscal years ended March 31, 1997, March 27, 1998, March 26, 1999 and the nine-month period ended December 24, 1999, respectively. We have provided additional information about the geographic segments in which we operate in Note 1 to our Consolidated Financial Statements.



     Our direct sales force works in conjunction with our support personnel to assist current and potential customers in identifying capacity and coverage goals. In addition, our sales force assists customers in preparing a pro forma business analysis comparing the customer's initial deployment costs and operating expenses using traditional wireless network equipment against those associated with using our products and services. Outside of our corporate headquarters, we currently have direct sales offices in Montreal, New York, Atlanta, Denver and Chicago. We have international sales and technical support offices in Sao Paulo, Sydney and Beijing. We also have established relationships with agents and distributors located in Australia, Argentina, Brazil, Chile, China, Colombia, Israel, Mexico, Uruguay and Venezuela. As of December 24, 1999, 14 of our 81 employees were engaged in sales and marketing.


     In support of our sales efforts, we have established a marketing organization that is responsible for the branding and marketing of our products and services. Our marketing efforts include participation in trade shows and trade congresses, the sponsorship of a web site, advertising in trade journals and publication of a semi-annual newsletter.

CUSTOMER SERVICE AND SUPPORT

     We provide a full range of customer support during all phases of product implementation. Our implementation services include preparation of coverage maps and issuance of search rings for site locations for base stations and Network Repeaters. Our application engineers optimize the implementation of our Network Repeaters with base stations and perform testing to verify the coverage and quality of the RepeaterHybrid Network. In addition to our support during the implementation period, we provide ongoing support services, which include:

     - Rapid resolution of problems through a 24-hour hotline service;

     - Project management services;

     - Field service inventory to support our exchange policy; and

     - On-site field service engineer support.

MANUFACTURING


     We have recently transitioned the manufacture of our products from in-house to three third-party contract manufacturers. Our third-party manufacturers are Sanmina Corporation, ACT-GSS/Array Technology and PEMSTAR, INC. These manufacturers test our sub-assemblies for functionality prior to assembly into finished products. We have no long-term contracts with any of these suppliers. The supply contracts can be cancelled at any time. Any individual purchase order is generally not cancellable by us unless the supplier fails to deliver in conformance with the terms of the purchase order. In addition, our contract manufacturers have recently implemented our proprietary automated test system, known as RepeaterMATE, for final product testing. The use of RepeaterMATE by our contract manufacturers will allow us to achieve a level of quality control comparable to that achieved internally. This will enable us to ship finished products directly from our contract manufacturers to our customers. As a result, we will be able to reduce finished goods inventory and decrease our time-to-market. During the RepeaterMATE testing process, the final product goes through a full system test while cycling through extreme temperature conditions. We believe that our three third-party contract manufacturers have the capability to support our growth for the foreseeable future. We plan to establish contract manufacturing capabilities in China in calendar year 2001 and Brazil in the future to better serve these markets. In addition, we are relying on a sole source of supply for our RepeaterPower battery back-up power system, SENS. We also buy our RepeaterStar antennas from a sole source, Optim, Inc.

RESEARCH AND PRODUCT DEVELOPMENT

     We plan to continue to develop and extend our product offerings for the current CDMA market and future generations of CDMA wireless standards, including 3G. In addition, we are developing products and services for the TDMA and GSM markets, primarily for in-building applications. Products under development include:

     - RepeaterCell, our next generation of CDMA repeater for the 850 MHz cellular and 1900 MHz PCS bands to handle multiple CDMA carriers with higher output power. In addition, we are developing the capability to extend RepeaterCell to the requirements of emerging 3G CDMA standards, including the 2100 MHz band.

     - RoomCell, a lower power version of our OfficeCell product to provide RF coverage for a single room. Applications for this technology may include restaurants, small retail stores and lobbies.

     - RepeaterLink, a fiber-optic communication link between our Network Repeaters and base stations. RepeaterLink converts RF signals to lightwaves and back to RF, allowing a Network Repeater to operate up to 12 miles away from a base station. RepeaterLink is advantageous when line-of-site for wireless communication between our Network Repeater and a base station is not feasible.


     As of March 31, 2000, 27 of our 81 employees were engaged in research and product development including hardware and software engineering. Our research and development expenditures totaled approximately $3.1 million, $6.2 million, $4.2 million and $4.2 million in the fiscal years ended March 31, 1997, March 27, 1998, March 26, 1999 and the nine months ended December 24, 1999, respectively.


COMPETITION


     The wireless network equipment market is highly competitive. The market for products that enhance wireless coverage is characterized by rapidly changing technology, evolving wireless industry standards and frequent new product introductions and enhancements. Our ability to compete depends on many factors, including:


     - continued new product development;

     - comprehensive service and support;

     - competitive pricing; and

     - reliability.


     Current and potential competitors consist primarily of major domestic and international companies, who offer coverage enhancement solutions based on their own network repeaters or base stations. Most of these companies have longer operating histories, larger installed customer bases, substantially greater name recognition and greater financial, technical, manufacturing, marketing, sales and distribution resources than we do. We also compete with the TDMA and GSM product offerings from communications equipment providers and expect that a number of them will develop competing data communications products and technologies in the near future. Our current and potential competitors can be divided into two groups: base station manufacturers, such as Fujitsu Network Communication, Inc., Hyundai Electronics Industries Co., Ltd., LG Information & Communications, Ltd., Ericsson, Inc., Lucent Technologies, Inc., Motorola, Inc., NEC Corporation, Nokia Corporation, Nortel Networks Corp., and Samsung Electronics Co., Ltd.; and wireless repeater manufacturers, such as Allen Telecom Inc., Allgon AB, and Andrew Corporation. We face actual and potential competition not only from these established companies, but also from new companies that may develop and market new wireless telecommunications products and services.


INTELLECTUAL PROPERTY


     We consider our technologies proprietary and seek to protect our intellectual property rights. As of March 31, 2000, we had three patents granted and two patent applications pending. In addition, we are seeking patent protection of our inventions in foreign countries. Our pending patent application is based upon proprietary rights originally obtained from Matthew P. Fuerter, one of our stockholders and our Vice President of Engineering. We also have a technology license agreement with Mr. Fuerter. For further information regarding this technology license agreement, please see "Certain Transactions."

     While we believe that our patents will render it more difficult for competitors to develop and market similar products, our patents may be invalidated, circumvented, or challenged. In addition, any pending or future patent applications may not be issued with the scope we seek or at all.

     We also rely on copyright and trade secret laws for the protection of our proprietary software. Source code for our proprietary software is protected as unpublished copyright works and trade secrets. In addition, we generally enter into confidentiality or licensing agreements with employees, consultants, vendors, customers and licensees, and generally limit access to the details of proprietary designs, software, documentation, and other confidential information.

     Notwithstanding our efforts to protect our rights, it may be possible for a third party to copy or to obtain and use our intellectual property without our authorization. We may have to pursue litigation in the future to enforce our intellectual property rights or to defend against claims of infringement. Such litigation could result in substantial costs and diversion of resources and could seriously harm our business, operating results, and financial condition. We are not engaged in any legal proceedings concerning matters of patent infringement or enforcement. In addition, others may develop technologies superior to our technology, duplicate our technology, or design around our patents.

GOVERNMENT REGULATION

     In order for our products to be used in certain jurisdictions, regulatory approval may be necessary. The delays inherent in this regulatory approval process may cause the rescheduling, postponement or cancellation of fulfillment of our orders for products which, in turn, may cause our customers to reschedule, postpone or cancel orders for those products.

EMPLOYEES


     As of March 31, 2000, we employed 95 persons, including 30 in research and product development, 18 in operations, 13 in customer service and post-sales support, 20 in sales and marketing and 14 in finance and administration. We also use contract personnel, primarily for information technology support and product development.


     None of our employees are represented by a labor union and we believe our relations with our employees are good.

FACILITIES

     Our headquarters consist of approximately 40,000 square feet of space leased through December 31, 2003, located in Sunnyvale, California. The primary manufacturing of our products takes place at our contract manufacturers' facilities located in San Jose, California and Calgary, Alberta, Canada. The primary research and development operation is located at our headquarters in Sunnyvale, California with an additional product development center located in Anaheim, California. The Anaheim facility consists of approximately 3,800 square feet and is leased through January 31, 2004. In addition, we lease office suites for our direct sales force in the United States, Canada and Brazil. We believe these facilities will be adequate to meet our requirements for the foreseeable future.

LEGAL PROCEEDINGS

     We are not currently involved in any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning our executive officers and directors:


            NAME              AGE                               POSITION
            ----              ---                               --------
Kenneth L. Kenitzer.........  57    President, Chief Executive Officer and Director
Edward R. Johnson...........  52    Executive Vice President, Chief Technology Officer and Secretary
David A. Bolan..............  48    Vice President of Marketing
Matthew P. Fuerter..........  35    Vice President of Engineering
Timothy A. Marcotte.........  43    Vice President and Chief Financial Officer
Frank E. Martens............  46    Vice President of Operations
Chris L. Branscum(1)(2).....  51    Chairman
John Bosch(1)(2)............  65    Director
Bandel Carano...............  38    Director
Richard G. Grey(2)..........  70    Director
Perry LaForge(1)............  41    Director
Alessandro Piol.............  43    Director


------------------
(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     Kenneth L. Kenitzer has served as our President & Chief Executive Officer since September 1996. He served as our Chief Operating Officer from February 1996 to September 1996. Mr. Kenitzer joined Repeater Technologies in 1994 as our Vice President of Operations and Engineering. From 1984 to 1994, Mr. Kenitzer served in several management positions at Compression Labs, Inc. a video conferencing company, including Senior Vice President of Operations and Manufacturing. Mr. Kenitzer holds a B.E.S. (EE) from Brigham Young University.

     Edward R. Johnson has served as our Executive Vice President and Chief Technology Officer since September 1991. Mr. Johnson served as Vice President of Engineering from October 1983 to September 1991 and was a co-founder of our company. He has also served as our Corporate Secretary since October 1983. Mr. Johnson holds a B.S.E.E. from Newark College of Engineering.

     David A. Bolan has served as our Vice President of Marketing since September 1996. From May 1994 to September 1996, Mr. Bolan served as Vice President of OEM Sales and Marketing for Spectrian Corporation, a wireless base station power amplifier manufacturer. Mr. Bolan holds a B.E.E. from Cleveland State University and an M.B.A. from Xavier University, Cincinnati, Ohio.

     Matthew P. Fuerter has served as our Vice President of Engineering since October 1999. From April 1997 to October 1999, Mr. Fuerter was our Director of Systems and Applications Engineering. From August 1995 to May 1997, Mr. Fuerter worked for Sprint Spectrum L.P. as an RF Design Manager. From September 1989 to June 1995, Mr. Fuerter worked for GTE Mobilnet as an RF Engineering Supervisor. Mr. Fuerter studied Electrical Engineering at the University of Buffalo.

     Timothy A. Marcotte has been our Vice President and Chief Financial Officer since November 1999. From March 1999 to November 1999, Mr. Marcotte was an independent financial consultant. From August 1997 to March 1999, Mr. Marcotte served as Vice President of Finance and Chief Financial Officer at Sunrise Technologies International, Inc., a laser medical device manufacturer. From December 1996 to August 1997, Mr. Marcotte served as Vice President and Chief Financial Officer for InfoGain Corporation, an information technology consulting firm. From June 1996 to December 1996, Mr. Marcotte was the Vice President and Chief Financial Officer for IRIDEX Corporation, a laser medical device manufacturer. From April 1993 to June 1996, Mr. Marcotte served as Executive Vice President and Chief

Financial Officer for Now Software, Inc., a software development company. Mr. Marcotte holds a B.S. Anthropology/Zoology and an M.B.A. from the University of Michigan.

     Frank E. Martens has served as our Vice President of Operations since July 1999. From March 1999 to July 1999, Mr. Martens served as a consultant for ADI Communications, Inc., which develops equipment for wireless local loop networks. From November 1996 to February 1999, Mr. Martens served as Vice President of Customer Advocacy for Telco Systems, Inc., a telecommunications equipment manufacturer. From October 1990 to November 1996, Mr. Martens served as Vice President of Service and Support and Director of Business Operations for Compression Labs, Inc., a video conferencing equipment manufacturer. Mr. Martens holds a B.S. in Accounting from State University of New York at Albany. Mr. Martens received his C.P.A. certification in 1981. Mr. Martens also holds an M.B.A. from Long Island University.

     Chris L. Branscum has served as a Director since 1990 and as Chairman since 1993. Mr. Branscum has been a General Partner of Hallador Venture Partners since 1990 and a Managing Director of Hallador Venture Partners, LLC since 1997. From 1985 through 1989, Mr. Branscum was with Arthur Young & Company, where he was a partner. Prior to 1985, Mr. Branscum was in the private practice of law. Mr. Branscum holds a J.D. from the University of Pacific, McGeorge School of Law and a B.S. in Business Administration from California State University, Sacramento. Mr. Branscum currently serves on the board of directors of Roseville Communications Company.

     John Bosch has served as a Director since May 1990. Since 1981, Mr. Bosch has been a general partner of Bay Partners, a venture capital firm. In 1976, he co-founded Cronus Precision Products, Inc., a digital timing company and served as its President and Chief Executive Officer until 1981. In 1970, Mr. Bosch co-founded Anixter, Bosch and Russell, a consulting firm specializing in marketing and sales consulting for high technology companies. Mr. Bosch holds a B.S. in mechanical engineering and an M.B.A. in marketing from the University of Southern California. Mr. Bosch currently serves on the board of directors of NetManage, Inc.


     Bandel L. Carano has served as a director since 1995. Mr. Carano has been a general partner of Oak Investment Partners, a venture capital firm, since 1987. Mr. Carano serves as a member of the Investment advisory board of the Stanford University Engineering Venture Fund. Mr. Carano also serves as a member of the board of directors of Netopia, Inc., a telecommunications equipment provider, Polycom, Inc., a telecommunications equipment provider and PulsePoint Communications, an information systems company. Mr. Carano holds a B.S. and an M.S. from Stanford University.


     Richard G. Grey has served as a Director since 1990. From 1995 to present, Mr. Grey has served as General Partner, for HMS Hawaii Management Partners. From 1984 to present, Mr. Grey has also served as General Partner of HMS Group, which manages venture capital funds for investments in the communications industry. Previously, Mr. Grey served as a Director from 1982 to 1987 for HMS Capital Limited. From 1979 to 1987, Mr. Grey was in the private practice of law. Mr. Grey holds a J.D. from the University of San Francisco, an M.B.A. and a B.S. from the University of California, Los Angeles.

     Perry LaForge has served as a Director since September 1999. Mr. LaForge serves as a Vice President and Partner of Pittiglio, Rabin, Todd and McGrath, an international management consulting firm and has been employed there since 1984. Mr. LaForge also founded the CDMA Development Group, a non-profit trade organization, and has served as the Executive Director and Chairman since December 1994. Mr. LaForge also founded and serves as the President and Chairman of inOvate Communications Group, a venture capital firm. Mr. LaForge holds a B.E. from Santa Clara University and an M.B.A. from the Amos Tuck School at Dartmouth College.

     Alessandro Piol has served as a Director since January 1998. Since 1995, Mr. Piol has served as Managing Director of Invesco Private Capital (formerly Chancellor Capital Management), a venture capital and investment management firm. From 1993 to 1995, Mr. Piol was a General Partner of AT&T Ventures, the venture capital arm of AT&T, which he co-founded. Prior to AT&T Ventures, Mr. Piol spent six years in various operational positions at AT&T and co-founded Pixel Machines. Mr. Piol holds a

B.S. and M.S. in Computer Science from the Columbia University School of Engineering and an M.B.A. from the Harvard Business School.

BOARD OF DIRECTORS COMMITTEES

     The audit committee consists of Messrs. Branscum, Bosch and Grey. The audit committee reviews our records and affairs to determine our financial condition, oversees the adequacy of the systems of internal control and monitors our adherence in accounting and financial reporting to generally accepted accounting principles.


     The compensation committee consists of Messrs. Branscum, Bosch and LaForge. The compensation committee determines compensation for our officers and administers our 1990 incentive stock plan, key executives stock option plan, 2000 equity incentive plan and 2000 employee stock purchase plan. However, our board of directors must approve all awards granted under these plans to directors and employees who are subject to Section 16 of the Securities Exchange Act of 1934, as amended. No officer serving on our board of directors or the compensation committee has or will participate in decisions awarding compensation or granting stock options to himself.


DIRECTOR COMPENSATION


     Non-employee directors are entitled to receive option grants under the 1990 incentive stock option plan and the 2000 equity incentive plan, the amount of which is determined by the board of directors in its sole discretion. These director options will have an exercise price equal to the fair market value of our common stock when granted and will vest 50% upon grant and the balance in two annual installments of 25% each. All directors will be reimbursed for expenses incurred in attending meetings of the board of directors and its committees. In our fiscal year ended March 26, 1999, no options grants were made to our non-employee directors.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of the compensation committee of our board is currently, or has been at any time since our formation, one of our officers or employees. During our fiscal year ended March 26, 1999, none of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our board of directors or compensation committee. Chris L. Branscum, a member of the compensation committee during our fiscal year ended March 26, 1999, is affiliated with Hallador Venture Fund II, a California limited partnership, which invested $99,541 in our Series DD convertible subordinated debentures in November 1998.

TERM OF EXECUTIVE OFFICERS AND DIRECTORS


     Our directors currently serve terms until the next annual meeting of stockholders and the election of their successors. Under the terms of the certificate of incorporation that will be effective upon the closing of this offering, the board of directors will be divided into three classes, with two directors in each of Class I and Class II and three directors in Class III. Messrs. Grey and Bosch will be Class I directors, Messrs. Piol and Carano will be Class II directors, and Messrs. Branscum, LaForge and Kenitzer will be Class III directors. Initially, the Class I directors will be nominated for election for a term of one year, the Class II directors will be nominated for election for a term of two years, and the Class III directors will be nominated for election for a term of three years. Upon the expiration of these initial terms, each director in each class will be elected for a term of three years. Directors will hold office until the annual meeting of stockholders in the year in which the term of their class expires and until their successors have been duly elected and qualified. Executive officers are appointed by, and serve at the discretion of, the board.

COMPENSATION OF EXECUTIVE OFFICERS


     The following table sets forth certain information concerning the compensation paid during the fiscal year ended March 31, 2000 to the Chief Executive Officer and the other most highly compensated executive officers whose compensation exceeded $100,000, based on salary earned in fiscal year 2000, who were executive officers on March 31, 2000.


                           SUMMARY COMPENSATION TABLE


                                                          ANNUAL          LONG-TERM COMPENSATION
                                                       COMPENSATION    ----------------------------
                                                       ------------     RESTRICTED      ALL OTHER
           NAME AND PRINCIPAL OCCUPATION                  SALARY       STOCK AWARDS    COMPENSATION
           -----------------------------               ------------    ------------    ------------
Kenneth L. Kenitzer
  President and Chief Executive Officer............      $179,808             --         $   384(1)
David A. Bolan
  Vice President, Marketing........................       153,269             --             384(1)
Matthew P. Fuerter
  Vice President, Engineering......................       120,000        $18,960(2)       39,984(3)
Frank E. Martens
  Vice President, Operations(4)....................        95,385             --          15,384(6)
Edward R. Johnson
  Executive Vice President and Chief Technology
     Officer.......................................       167,269             --             384(1)
Timothy A. Marcotte
  Vice President and Chief Financial Officer(5)....        64,384             --             384(6)


------------------
(1) Represents term life insurance premiums paid by us.


(2) Represents the value, when issued, of 1,580 shares granted pursuant to a technology licensing agreement using an assumed initial public offering price of $12.00 per share.



(3) Represents $39,600 in royalties paid in cash pursuant to a technology licensing agreement and $384 in term life insurance premiums paid by us.



(4) Mr. Martens joined the Company in July, 1999. His annual salary is $140,000.



(5) Mr. Marcotte joined the Company in November, 1999. His annual salary is $155,000.



(6) Represents $15,000 bonus and $384 in term life insurance premiums paid by us.


OPTION GRANTS IN LAST FISCAL YEAR


     The following table sets forth information with respect to stock options granted during our fiscal year ended March 31, 2000 to the chief executive officer and to the other four executive officers who received salary compensation of more than $100,000 and who received option grants in fiscal year 2000.



                                    PERCENT OF                                          POTENTIAL REALIZABLE VALUE
                                      TOTAL                                                  AT ASSUMED ANNUAL
                       NUMBER OF     OPTIONS                                               RATES OF SHARE PRICE
                       SECURITIES   GRANTED TO                                                 APPRECIATION
                       UNDERLYING   EMPLOYEES    EXERCISE    MIDPOINT OF                      FOR OPTION TERM
                        OPTIONS     IN FISCAL    PRICE PER     FILING      EXPIRATION   ---------------------------
NAME                    GRANTED        2000        SHARE        RANGE         DATE           5%            10%
----                   ----------   ----------   ---------   -----------   ----------   ------------   ------------
Kenneth L.
  Kenitzer...........    80,000       10.90%      $12.00        $9.00         1/3/10     $  212,804     $  907,495
David A. Bolan.......    50,000        6.81%      $12.00        $9.00         1/3/10     $  133,003     $  567,184
Matthew P. Fuerter...    40,000        5.45%      $12.00        $9.00         1/3/10     $  106,402     $  453,747
Frank E. Martens.....   130,000       17.71%      $ 3.00        $9.00         8/5/09     $1,515,807     $2,644,679
                         20,000        2.72%      $12.00        $9.00         1/3/10     $   53,201     $  226,874
Edward R. Johnson....    20,000        2.72%      $12.00        $9.00         1/3/10     $   53,201     $  226,874
Timothy A.
  Marcotte...........   180,000       24.51%      $ 3.00        $9.00        11/9/09     $2,098,809     $3,661,863



     To date, options granted pursuant to our plans vest at a rate of 25% of the shares underlying the option on the first, second, third and fourth anniversaries of the grant date.

     We have not granted options to any of the officers identified in the above table since March 31, 2000, the end of our last fiscal year.



     In accordance with the rules of the SEC, the potential realizable value over the term of the option, i.e., the period from the grant date to the expiration date, is based on assumed annual rates of share price appreciation of 5% and 10%, compounded annually and based on an assumed initial share price value equal to the midpoint of the filing range. These amounts do not represent our estimate of future price. Actual gains, if any, on option exercises will depend on the future performance of our common stock.


OPTION EXERCISES IN LAST FISCAL YEAR AND OPTION VALUES AT FISCAL YEAR END


     The following table provides information concerning the number and value of option exercises in our last fiscal year and of unexercised stock options held as of March 31, 2000 by the executive officers named in the Summary Compensation Table. The value realized and the values for in-the-money options represent the positive spread between the respective exercise prices of outstanding stock options and the value of the underlying common stock as of March 31, 2000, using an assumed initial public offering price of $9.00 per share.


   OPTION EXERCISES IN LAST FISCAL YEAR AND OPTION VALUES AT FISCAL YEAR END


                                                           NUMBER OF SHARES              VALUE OF UNEXERCISED
                                                        SUBJECT TO UNEXERCISED           IN-THE-MONEY OPTIONS
                                                          OPTIONS AT FISCAL               AT FISCAL YEAR-END
                          SHARES                       YEAR-END MARCH 31, 2000              MARCH 31, 2000
                       ACQUIRED ON       VALUE       ----------------------------    ----------------------------
        NAME           EXERCISE (#)   REALIZED ($)   EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
        ----           ------------   ------------   -----------    -------------    -----------    -------------
Kenneth L. Kenitzer..        --              --        604,500           --          $4,552,250          --
David A. Bolan.......        --              --        230,000           --           1,566,000          --
Matthew P. Fuerter...        --              --        120,000           --             696,000          --
Frank E. Martens.....        --              --        150,000           --             780,000          --
Edward R. Johnson....     5,250         $44,625        338,000           --           2,737,000          --
Timothy P. Marcotte..        --              --        180,000           --           1,080,000          --



BENEFIT PLANS



     1990 Incentive Stock Plan. Our board of directors adopted our 1990 incentive stock plan on May 18, 1990 and our shareholders approved it on May 10, 1991. On January 29, 1997, the board reserved an additional 167,394 shares for option grants under the 1990 incentive stock plan, which the shareholders approved. On October 2, 1997 the board reserved an additional 500,000 shares for option grants under the 1990 incentive stock plan, which the shareholders approved. On March 13, 1998, the board reserved an additional 739,967 shares for option grants under the 1990 incentive stock plan, which the shareholders approved. On September 16, 1999, the board reserved an additional 1,000,000 shares for option grants under the 1990 incentive stock plan. We have reserved a total of 2,716,910 shares of our common stock for issuance under the 1990 incentive stock plan. As of March 31, 2000, 199,543 shares have been issued upon exercise, net of repurchase, of options granted under the 1990 incentive stock plan and options to purchase 2,441,702 shares were outstanding, with 75,665 shares reserved for future grants or purchases under the 1990 incentive stock plan. Options currently outstanding under the 1990 incentive stock plan will continue in full force and effect under the terms of the 1990 incentive stock plan until these outstanding options are exercised or terminated in accordance with their terms.



     The 1990 incentive stock plan provides for grants of incentive stock options that qualify under Section 422A of the Internal Revenue Code of 1986, nonstatutory stock options and common stock awards to employees, directors and consultants. Incentive stock options may be granted only to employees, including officers. Directors are not eligible to receive benefits under the 1990 incentive stock plan unless expressly declared eligible to participate by a majority of disinterested directors or a committee comprised solely of disinterested directors.

     The 1990 incentive stock plan is administered by our board through the compensation committee, which determines who will be granted awards under the 1990 incentive stock plan, when and how the awards will be granted, the type and terms of awards granted, including the exercise period, and the number of shares subject to the award. The exercise price of incentive stock options granted under the 1990 incentive stock plan must be at least equal to 100% of the fair market value of our common stock on the date of grant. However, for any employee holding more than 10% of the voting power of all classes of our stock, the exercise price of incentive stock options must be at least 110% of the fair market value on the date of grant and the term of the option may not exceed five years. The exercise price of nonstatutory stock options and common stock awards is set by the board when granted, but must be at least 85% of the fair market value upon the date of grant. The maximum term of any options granted under the 1990 incentive stock plan is ten years.


     An optionee whose relationship as an employee, director or consultant with us or any related corporation ceases for any reason, other than death or permanent and total disability, may exercise options for up to three months following the cessation, unless those options specifically provide for termination at an earlier or later time. The three-month period is generally extended to twelve months from termination due to permanent and total disability, and eighteen months or such other period as is set forth in the optionee's option agreement for termination due to death. Generally, the optionee may not transfer a stock option other than by will or the laws of descent or distribution.


     In the event of a merger or a consolidation in which we are not the surviving corporation or a merger in which our securities are converted into shares or property of another entity, then all outstanding options under the 1990 incentive stock plan shall be assumed, continued or substituted for similar options by the surviving entity. If the surviving entity refuses to assume or continue these options or substitute similar options, or in the event of a dissolution or liquidation of our business, then these outstanding options will terminate upon completion of that transaction.



     Our board may accelerate the vesting of any outstanding option. Our board may suspend or terminate the 1990 incentive stock plan at any time. Unless terminated earlier, the 1990 incentive stock plan will terminate on May 18, 2000.



     Key Executives Stock Option Plan. Our board of directors adopted our key executives stock option plan on May 21, 1993, and our stockholders approved it on July 26, 1993. Our board amended the key executives stock option plan on October 14, 1994. On January 29, 1997, our board reserved an additional 900,000 shares for option grants under the key executives stock option plan. We have reserved a total of 1,351,544 shares for issuance under the key executives stock option plan. As of March 31, 2000, 230,940 shares had been issued upon the exercise, net of repurchase, of options granted under the key executives stock option plan and options to purchase 1,093,104 shares were outstanding, with 27,500 shares reserved for future grants or purchases under the key executives stock option plan. Options currently outstanding under the key executives stock option plan will continue in full force and effect under the terms of the key executives stock option plan until such outstanding options are exercised or terminated in accordance with their terms.



     The key executives stock option plan provides for grants of incentive stock options that qualify under Section 422 of the Internal Revenue Code of 1986, and nonstatutory stock options to any persons, including officers and directors, employed in senior management or key technical positions, as determined by the board.



     The key executives stock option plan is administered by our board through the compensation committee, which determines who will be granted options under the key executives stock option plan, when and how the options will be granted, the type and terms of each option granted, including the exercise period, and the number of shares subject to the option. The exercise price of incentive stock options granted under the key executives stock option plan must be at least equal to the fair market value of our common stock on the date of grant. However, for any person holding more than 10% of the voting power of all classes of our stock, the exercise price of incentive stock options must be not less than 110% of the fair market value and the term of the option may not exceed five years. The exercise price of nonstatutory stock options must be equal to at least 85% of the fair market value of our common stock on the date of the grant. The maximum term of any options granted under the key executives stock option plan is ten years.


     An optionee whose relationship as an employee or director with us or any related corporation ceases for any reason, other than for death or total and permanent disability, may exercise options for up to three months following the cessation, or, if earlier, prior to the expiration date set forth in the option agreement with that optionee. The three-month period is extended to twelve months or any shorter period set forth in the optionee's option agreement for any termination due to total and permanent disability, and eighteen months or any shorter period set forth in the optionee's option agreement for termination due to death. Generally, the optionee may not transfer a stock option other than by will or the laws of descent or distribution.

     In the event of a dissolution or liquidation of our business or a merger in which we are not the surviving corporation or in which our securities are converted into shares or property of another entity, then all outstanding options shall be assumed or substituted for similar options by the surviving entity. If the surviving entity refuses to assume or continue these options or substitute similar options, then the vesting of these outstanding options will be accelerated and the options will terminate upon completion of that transaction.

     Our board may accelerate the vesting of any outstanding option.


     The key executives stock option plan will terminate on April 30, 2003, unless terminated sooner by our board.



     2000 Equity Incentive Plan. Our board adopted the 2000 equity incentive plan on February 15, 2000. An aggregate of three million shares of common stock, subject to stockholder approval, have been authorized for issuance under the 2000 equity incentive plan, all of which are available for future grants. Beginning on January 1, 2002, the number of shares of common stock reserved for issuance under the 2000 equity incentive plan will automatically be increased each January 1 by 4% of the total number of shares of our common stock then outstanding or, if less, by one million shares.



     The 2000 equity incentive plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, nonstatutory stock options, restricted stock purchase rights and stock bonuses to our employees, consultants and directors. Incentive stock options may be granted only to employees.



     The 2000 equity incentive plan is administered by our board of directors or a committee appointed by the board, which determines who will be granted awards, when and how the awards will be granted, the type and terms of awards granted, including the exercise period, and the number of shares of common stock subject to the award. The exercise price of incentive stock options granted under the 2000 equity incentive plan must be at least equal to the fair market value of our common stock on the date of grant. However, for any employee holding more than 10% of the voting power of all classes of our stock, the exercise price of incentive stock options will be no less than 110% of the fair market value and the term may not exceed five years. The exercise price of nonstatutory stock options can be no less than 85% of the fair market value. The maximum term of options granted under the 2000 equity incentive plan is ten years.


     Unless otherwise provided in an option agreement, an optionee whose relationship as an employee, director or consultant with us or any related corporation ceases for any reason, other than for death or total and permanent disability, may exercise options in the three-month period following such cessation, unless those options specifically provide a longer or shorter period, or, if earlier, the expiration of the option set forth in the option agreement with that optionee. The three-month period is extended to twelve months for terminations due to total and permanent disability, and to eighteen months for terminations due to death. Generally, the optionee may not transfer a stock option other than by will or the laws of descent or distribution, unless the optionee holds a nonstatutory stock option that provides for transfer in the option agreement. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death.

     When we become subject to Section 162(m) of the Internal Revenue Code, no person may be granted options under the 2000 equity incentive plan covering more than two million shares of common stock in any calendar year. Among other things, Section 162(m) denies a deduction to publicly-held corporations for certain compensation paid to specified employees in a taxable year to the extent that the compensation exceeds $1,000,000.



     Restricted stock purchase awards granted under the 2000 equity incentive plan may be granted pursuant to a repurchase option in favor of Repeater Technologies in accordance with a vesting schedule determined by the board. The price of a restricted stock purchase award under the 2000 equity incentive plan cannot be less than 85% of the fair market value of the stock subject to the award on the date of grant. Stock bonuses may be awarded in consideration of past services without a purchase payment. Unless otherwise specified, rights under a stock bonus or restricted stock bonus agreement generally may not be transferred other than by will or the laws of descent and distribution during such period as the stock awarded pursuant to that agreement remains subject to the agreement.



     A change in control of Repeater Technologies is defined in the 2000 equity incentive plan as the sale of substantially all of our assets or merger with or into another corporation. If a change in control occurs, any outstanding awards held by persons then performing services for us as an employee, director or consultant may either be assumed or continued or an equivalent award may be substituted by the surviving entity. If the surviving entity refuses to assume or substitute the outstanding awards, the vesting of these awards will be accelerated and will terminate upon completion of the change of control.



     Subject to stockholder approval, as necessary, our board of directors may amend the Incentive Plan at any time. Unless sooner terminated by our board, the 2000 equity incentive plan will terminate on the day before the 10th anniversary of its adoption by the board.



     Non-Employee Director Stock Option Grants. The 2000 equity incentive plan provides for automatic stock option grants to non-employee directors on our board. Each person who is not an employee and is elected or appointed to our board after the closing of this offering will be granted, on the date of that person's election or appointment, an initial stock option to purchase 25,000 shares of our common stock at the fair market value of our common stock on that grant date. On the closing date of this offering, non-employee directors who have not previously been granted options to purchase our common stock will receive initial stock option grants as if they were first elected or appointed to the board immediately after the closing of the offering.



     In addition to these initial stock option grants, the 2000 equity incentive plan provides that each non-employee director serving on the day after each annual stockholders' meeting, shall, on that date, be granted an annual stock option grant to purchase 6,500 shares of our common stock at the fair market value of our common stock on that grant date. For non-employee directors that have not served on the board for the entire period preceding the annual stockholders' meeting, the amount of shares subject to this annual stock option grant shall be reduced, pro-rata, for each full quarter that person did not serve on the board.


     The non-employee director stock options will have a maximum term of ten years and generally must be exercised within the periods described above following cessation of service on the board. The non-employee directors become vested in each initial stock option grant and annual stock option grant one-half after each year of service on the board following the stock option grant date so that the directors will become vested fully after two years of service on the board after the grant. If there is a change of control as described above, each non-employee director will become fully vested in the unvested portion of these stock options and will be entitled to exercise the options for up to 12 months following the termination of that director's service on the board or, if shorter, the original term of the stock options. The stock options shall not be transferable except as otherwise provided in a stock option agreement to the extent permitted by federal securities laws and regulations.


     2000 Employee Stock Purchase Plan. On February 15, 2000, our board of directors adopted the 2000 employee stock purchase plan. A total of 500,000 shares of common stock, subject to stockholder approval, have been reserved for issuance under the purchase plan. Each January 1, beginning in 2002 and ending in 2010, the number of shares of common stock reserved for issuance under the purchase plan will automatically be increased by 1.0% of the total number of shares of common stock then outstanding or, if less, by 250,000 shares. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code.

     The purchase plan provides a means by which employees may purchase shares of our common stock through payroll deductions. The purchase plan is implemented by offerings of rights to eligible employees. Our board will determine the terms of each offering, including eligibility, purchase price and the duration of the offering, which may not exceed 27 months. The first offering will begin on the closing date of this offering and terminate on April 30, 2002. Purchase dates will occur on October 31, 2000, April 30, 2001, October 31, 2001 and April 30, 2002 under the initial offering.

     Employees who participate in an offering may have up to 15% of their earnings withheld pursuant to the purchase plan. The price of common stock purchased under the purchase plan will not be less than 85% of the lower of the fair market value of the common stock at the commencement date of each offering period or the relevant purchase dates established by our board. Employees may end their participation in an offering at any time during such offering except during the 10 day period immediately prior to a purchase date. Employees' participation in all offerings will end automatically and immediately on termination of their employment with us or one of our subsidiaries.

     Unless otherwise determined by our board of directors, employees are eligible to participate in the purchase plan only if they have been continuously employed by us or one of our subsidiaries designated by the board of directors for at least 20 hours per week and five months per calendar year. No employee shall be eligible for the grant of any rights under the purchase plan if, immediately after the rights are granted, that employee would own 5% or more of the total combined voting power or value of all classes of our then outstanding capital stock. Eligible employees may be granted rights only if those rights, together with any other rights granted under employee stock purchase plans, do not permit that employee's rights to purchase shares of our common stock to accrue at a rate which exceeds $25,000 of fair market value of our common stock for each calendar year in which those rights are outstanding.

     In the event of a dissolution or liquidation of our business, a sale of all or substantially all of our assets or a merger in which we are not the surviving corporation or in which our securities are converted into shares or property or another entity, then all outstanding rights to purchase our common stock may be assumed or substituted for similar rights by the surviving entity. If the surviving or acquiring entity does not assume these rights or substitute similar rights for these rights, then our board has the discretion to provide that all sums collected by payroll deductions may be applied to purchase shares immediately prior to that transaction.

     Our board may amend or terminate the purchase plan at any time without stockholder approval, except to the extent that stockholder approval is required under Section 423 of the Code, Rule 16b-3 under the Exchange Act or any applicable Nasdaq listing requirements. No amendment or termination may impair any outstanding rights and obligations without the consent of the person affected, except as necessary to comply with any laws or regulations or to comply with Section 423 of the Code.


     401(k) Plan. We have established an employee savings and retirement plan, the 401(k) plan, for eligible employees. Eligible employees may elect to defer a percentage of their pre-tax gross compensation in the 401(k) plan, subject to the statutorily prescribed annual limit. We may make matching contributions on behalf of all participants in the 401(k) plan in an amount determined by our board of directors. We may also make additional discretionary profit-sharing contributions in such amounts as determined by our board, subject to statutory limitations. Matching and profit-sharing contributions, if any, are subject to a vesting schedule; all other contributions are at all times fully vested. We intend the 401(k) plan, and the accompanying trust, to qualify under Sections 401(k) and 501 of the Internal Revenue Code so that contributions by employees or by us, and income earned (if any) on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan, and so that we will be able to deduct our contributions, if any, when made. The trustee under the 401(k) plan, at the direction of each participant, invests the assets of the 401(k) plan in any of a number of investment options.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth, as of March 31, 2000, certain information with respect to our common stock owned beneficially by each director, by the executive officers, by all executive officers and directors as a group and by each beneficial owner of more than 5% of our outstanding common stock. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the securities. Except as noted in the footnotes, each of the persons listed has sole investment and voting power with respect to the shares of common stock included in the table.



     Percentage of beneficial ownership is based on 17,228,199 shares of common stock as of March 31, 2000 and 21,978,199 shares of common stock outstanding after completion of this offering.



     Shares of common stock subject to options and warrants that are exercisable within 60 days of March 31, 2000 are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing that person's percentage ownership, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Where a person is deemed to beneficially own common stock that is subject to our right to repurchase pursuant to our 1990 incentive stock plan and 1993 key executives stock option plan, we have indicated the number of shares that are subject to our right of repurchase at the end of 60 days after March 31, 2000.



                                                    NUMBER OF                            PERCENT OF
                                                    SHARES OF     STOCK SUBJECT TO        OWNERSHIP
                                                   COMMON STOCK      REPURCHASE      -------------------
                                                   BENEFICIALLY        AFTER          BEFORE     AFTER
                   STOCKHOLDER                        OWNED        MARCH 31, 2000    OFFERING   OFFERING
                   -----------                     ------------   ----------------   --------   --------
Funds Affiliated with Oak Associates VI,
  LLC(1).........................................   2,958,009                         17.17%     13.46%
525 University Avenue, Suite 1300
Palo Alto, CA 94301
Bandel Carano(1).................................   2,958,009                         17.17      13,46
Funds Affiliated with Charter Growth
  Capital(2).....................................   2,072,825                         12.03       9.43
525 University Avenue, Suite 1500
Palo Alto, CA 94301
Funds Affiliated with INVESCO Private Capital
  Inc. and INVESCO (NY), Inc.(3).................   1,939,659                         11.26       8.83
1166 Avenue of the Americas
New York, NY 10036
Alessandro Piol(3)...............................   1,939,659                         11.26       8.83
TransCapital SDN BHD.............................   1,778,326                         10.32       8.09
Plot 20, Lorong, Jelawat 2, Mk1, SPT
Bandar Seberang Jaya, 13700 Prai, Penang,
Malaysia
Nazem & Company IV, L.P. ........................   1,570,533                          9.12       7.15
645 Madison Avenue
New York, NY 10022
Hallador Venture Fund II, L.P.(4)................     885,394                          5.14       4.03
740 University Avenue, Suite 110
Sacramento, CA 95825
Chris L. Branscum(4).............................     885,394                          5.14       4.03
Funds Affiliated with HMS Capital Partners(5)....     881,777                          5.12       4.01
2468 Embarcadero Way
Palo Alto, CA 94303
Richard G. Grey(5)...............................     881,777                          5.12       4.01
Funds Affiliated with Bay Partners IV and
  California BPIV, L.P.(6).......................     737,155                          4.28       3.35
10600 North DeAnza Boulevard, Suite 1000
Cupertino, CA 95014-2031
John Bosch(6)....................................     737,155                          4.28       3.35
Kenneth L. Kenitzer..............................     627,017         234,998          3.59       2.82
David A. Bolan...................................     230,000         120,000          1.33       1.04

                                                    NUMBER OF                            PERCENT OF
                                                    SHARES OF     STOCK SUBJECT TO        OWNERSHIP
                                                   COMMON STOCK      REPURCHASE      -------------------
                                                   BENEFICIALLY        AFTER          BEFORE     AFTER
                   STOCKHOLDER                        OWNED        MARCH 31, 2000    OFFERING   OFFERING
                   -----------                     ------------   ----------------   --------   --------
Matthew P. Fuerter...............................     122,385          72,500          *          *
Edward R. Johnson................................     365,000          67,500          2.11       1.66
Timothy A. Marcotte..............................     180,000         180,000          1.03       *
Frank E. Martens.................................     150,000         150,000          *          *
Perry LaForge....................................      40,000          40,000          *          *
All executive officers and directors as a group
  (12 persons)...................................   9,116,396         872,498         52.92      39.98
Executive officers and directors as a group,
  excluding stock subject to repurchase after
  March 31, 2000.................................   8,251,398                         47.90      37.54


------------------
 *  Less than 1% of the outstanding common stock.

(1) Includes 2,895,754 shares held by Oak Investment Partners VI, Limited Partnership and 62,255 shares held by Oak VI Affiliates Fund. Mr. Carano, a director of the Company, is a managing member of Oak Associates VI, LLC, which is the general partner of Oak Investment Partners VI, Limited Partnership and Oak VI Affiliates Fund. Mr. Carano disclaims beneficial ownership of the shares held by the funds affiliated with Oak Associates VI, LLC, except to the extent of his pecuniary interest therein.

(2) Includes 1,431,818 shares held by Charter Growth Capital Co-Investment Fund, L.P., 363,636 shares held by Charter Growth Capital, L.P. and 277,370 shares held by CGC Investors, L.P.

(3) Includes 1,123,451 shares held by Citiventure 96 Partnership, L.P. 499,656 shares held by Chancellor LGT Private Capital Offshore Partners II, 277,370 shares held by Chancellor LGT Private Capital Partners III and 39,179 shares held by Chancellor LGT Private Capital Offshore Partners I. Mr. Piol, a director of the Company, is Managing Director of INVESCO Private Capital, Inc., which is the general partner of the general partners of Chancellor LGT Private Capital Offshore Partners II, Chancellor LGT Private Capital Partners III and Chancellor LGT Private Capital Offshore Partners I. Mr. Piol is also the managing director of INVESCO (NY), Inc., which is an investment advisor to Citiventure 96 Partnership, L.P. Mr. Piol disclaims beneficial ownership of the shares held by the funds affiliated with INVESCO Private Capital, Inc. and INVESCO (NY), Inc., except to the extent of his pecuniary interest therein.


(4) Includes 885,394 shares held by Hallador Venture Fund II, L.P. Mr. Branscum, a director of the Company, is a general partner of Hallador Venture Partners, LLC, which is the manager of Hallador Venture Fund II, L.P. Mr. Branscum disclaims beneficial ownership of the shares held by the funds affiliated with Hallador Venture Partners, LLC, except to the extent of his pecuniary interest therein.



(5) Includes 660,073 shares held by HMS Capital Partners, 163,844 shares held by HMS Capital Partners (Annex), 37,015 shares held by HMS Group and 20,845 shares held by HMS (Overseas) Partners. Mr. Grey, a director of the Company, is a general partner of HMS Management, which is a general partner of HMS Capital Partners, HMS Capital Partners (Annex), HMS Group and HMS (Overseas) Partners. Mr. Grey disclaims beneficial ownership of the shares held by these funds, except to the extent of his pecuniary interest therein.


(6) Includes 678,191 shares held by Bay Partners IV and 58,964 shares held by California BPIV, L.P. Mr. Bosch, a director of the Company, is a general partner of Bay Partners, which is a general partner of Bay Partners IV and California BPIV, L.P. Mr. Bosch disclaims beneficial ownership of the shares held by the funds affiliated with Bay Partners, except to the extent of his pecuniary interest therein.

                              CERTAIN TRANSACTIONS

CONVERTIBLE DEBENTURES AND PREFERRED STOCK FINANCINGS


     From September 1996 through August 1997, we raised approximately $11.2 million in gross proceeds from the sale of Series BB convertible preferred stock including 6.84% convertible promissory notes in an aggregate principal amount of $849,600 that were converted into Series BB convertible preferred stock. We issued a total of 4,246,316 shares of Series BB convertible preferred stock in these transactions. The purchase price of the Series BB convertible preferred stock was $2.64 per share. In addition, in connection with this financing we issued warrants to purchase up to 816,412 shares of our Series BB convertible preferred stock. The exercise price of the warrants is $2.64 per share. The Series BB warrants will expire upon the earlier of the closing of this offering or an acquisition in which we are not the survivor. There were 30 investors who participated in the Series BB convertible preferred stock financing and 17 of these also were issued warrants. The participants included two members of our Board of Directors, as set forth in the table below. The material terms of the Series BB convertible preferred stock are described below.



     In November and December 1997, we raised approximately $12.1 million in gross proceeds from the sale of our Series CC convertible preferred stock. We issued a total of 4,402,907 shares of Series CC convertible preferred stock in this transaction at a purchase price of $2.75 per share. There were 25 investors who participated in the Series CC convertible preferred stock financing, including three members of our board of directors, as set forth in the table below. The material terms of the Series CC convertible preferred stock are described below.



     In November 1998, we raised approximately $15.0 million in gross proceeds from the sale of our Series DD convertible subordinated debentures to 19 investors. These convertible subordinated debentures bear interest at the rate of eight percent (8%) per annum, payable quarterly, and mature on November 25, 2003. These debentures are convertible into Series DD convertible preferred stock at any time prior to the maturity date at the option of the holder. The conversion price for the Series DD convertible subordinated debentures is $5.50 per share, subject to adjustment. Upon the closing of this offering, we have the right to convert the debentures into fully paid and nonassessable shares of Series DD convertible stock. The material terms of the Series DD convertible preferred stock are described below.



     During the fiscal year that ended on March 26, 1999, we paid a total of approximately $432,332 in interest on the debentures and we have paid total of approximately $917,063 in interest for the three quarters ended December 24, 1999. The interest accrued from December 25, 1999 through March 31, 2000 is approximately $303,332, and interest continues to accrue at a rate of approximately $3,333 per day. We expect to pay the accrued interest through March 31, 2000 prior to the closing of this offering. Although we plan to convert the principal amount of the debentures into common stock upon the closing of the offering, we expect to pay the interest accruing from April 1, 2000 through the closing date shortly after the closing.

     The following table lists the members of our board of directors who, through their affiliation with certain venture capital funds, participated in the above transactions in excess of $60,000:



                                                                            WARRANTS
                                                                           EXERCISABLE
                                                                            FOR # OF
                                                              SERIES BB     SHARES OF     SERIES CC      SERIES DD
                                                             CONVERTIBLE    SERIES BB    CONVERTIBLE    CONVERTIBLE
                                                              PREFERRED    CONVERTIBLE    PREFERRED     DEBENTURES
                                                             STOCK # OF     PREFERRED    STOCK # OF    DOLLAR AMOUNT
     DIRECTOR           AFFILIATED VENTURE CAPITAL FUND        SHARES         STOCK        SHARES        INVESTED
     --------       ---------------------------------------  -----------   -----------   -----------   -------------
Alessandro Piol     Chancellor LGT Private Capital                                           36,727    $      95,541
                    Partners I, C.V.
                    Chancellor LGT Private Capital                                          486,364           13,492
                    Partners II, L.P.
                    Chancellor LGT Private Capital                                          260,000          172,112
                    Partners III, L.P.
                    Citiventure 96 Partnership                                            1,053,091          386,986
                    Fund, L.P.
Chris L. Branscum   Hallador Venture Fund II, A                314,783        45,895         73,000           99,996
                    California Limited Partnership
Bandel Carano       Oak Investment Partners VI,                779,154       277,614      1,066,037        1,249,996
                    Limited Partnership
                    Oak VI Affiliates Fund                      18,179         6,477         24,872
John Bosch          Bay Partners IV                            249,892        36,434         37,340
                    California BPIV, L.P.                       21,729         3,168          3,246
Richard Grey        HMS Capital Partners                       178,135        46,388         47,533
                    HMS Capital Partners (Annex)               132,072
                    HMS Group                                                                27,925
                    HMS (Overseas) Partners                      7,961



MATERIAL TERMS OF CONVERTIBLE PREFERRED STOCK



     The convertible preferred stock issued in the above transactions and the existing Series AA convertible preferred stock will convert into common stock upon the closing of this offering. Prior to the closing of this offering, the material terms of the convertible preferred stock are as follows:



     Conversion. Each share of Series AA, BB, CC and DD convertible preferred stock is convertible into shares of our common stock, at the option of the holder, according to a conversion ratio, subject to adjustments in accordance with antidilution provisions contained in our certificate of incorporation.



     Each share of Series AA, BB, CC and DD convertible preferred stock automatically converts into the number of shares of common stock into which such shares are convertible at the then effective conversion ratio upon the affirmative vote of the holders of at least two-thirds of the shares of the preferred stockholders by class or upon the closing of a public sale of common stock at a per share price of not less than $10 and aggregate gross proceeds of not less than $10,000,000. Accordingly, each share of Series AA, BB, CC and DD convertible preferred stock will convert into common stock upon the closing of this offering. The conversion ratio that we are using in connection with this offering is set forth by the terms of the preferred stock, as contained in our certificate of incorporation and will be one share of common stock for each share of Series BB, CC and DD convertible preferred stock and 1.1978 shares of common stock for each share of Series AA convertible preferred stock.



     Dividends. Holders of the convertible preferred stock have been entitled to receive non-cumulative dividends, prior and in preference to any payment of any dividend on common stock, when and if declared by our board of directors, in the amount of $0.51, $0.26, $0.28, and $0.55 per share for Series AA, Series BB, Series CC, and Series DD convertible preferred stock, respectively. The holders of Series AA, BB, CC and DD convertible preferred stock have also been entitled to participate in dividends on common stock, when and if declared by our board of directors, based on the number of shares of common stock held on an as-if converted basis. No dividends have been declared to date.

     Liquidation Preferences. In the event of a liquidation, and to the extent assets are available, the Series AA, Series BB, Series CC, and Series DD convertible preferred stockholders are entitled to a liquidation preference distribution of $5.10, $2.64, $2.75, and $5.50 per share, respectively, plus declared but unpaid dividends, before any liquidation distributions are made to common stockholders. Additionally, the Series CC and Series DD convertible preferred stock are entitled to share the remaining proceeds pro rata, on an as-converted to common stock basis, with the holders of common stock.



     Voting. Each share of Series AA, BB, CC and DD convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock.



     As long as at least 1,187,500 shares of Series AA and Series BB, 1,500,000 shares of Series CC, and 900,000 shares of Series DD convertible preferred stock remain outstanding, we must obtain approval from a majority of the convertible preferred stockholders by class in order to alter our certificate of incorporation as related to convertible preferred stock, change the authorized number of shares of common or convertible preferred stock, redeem or repurchase any shares of common stock other than shares subject to our right of repurchase, authorize a dividend for any class or series of stock, authorize or issue any equity security having a preference over, or being in parity with, the Series AA, BB, CC and DD convertible preferred stock, or effect a liquidation, merger, consolidation or sale of assets of Repeater that results in a transfer of 50% or more of the voting control of Repeater.



     Holders of Series AA, BB, CC and DD convertible preferred stock are entitled to elect, one member, two members, one member and two members of the board of directors, respectively. Holders of Series AA, BB, CC and DD convertible preferred stock, voting together as a single class with the holders of common stock, have been entitled to elect the balance of directors, if any.


CHANGE OF CONTROL AGREEMENTS


     In November 1999, we entered into a change of control agreement with Timothy A. Marcotte, our Vice President and Chief Financial Officer. Under the terms of this agreement, immediately upon a change of control, Mr. Marcotte's stock options will vest in full. Furthermore, if Mr. Marcotte's employment is involuntarily terminated without just cause within one year after the change of control, he will be entitled to six months of severance pay and employee benefits. In addition, Mr. Marcotte's options will be exercisable for a period of nine months from the date of termination.


LICENSE AGREEMENT


     In May 1998, we entered into a license agreement with Matthew P. Fuerter, our Vice President of Engineering, for commercial and intellectual property rights, including patent rights, in receive diversity technology. We have incorporated this technology into some of our repeaters, as described under the headings "Wireless System Technology" and "Products and Services" in the "Business" section of this prospectus. Under this license agreement, we have paid Mr. Fuerter a bonus of $50,000 and we have agreed to pay Mr. Fuerter an additional $50,000 within 30 days of the patent being issued for this technology. We have also agreed to make quarterly royalty payments to Mr. Fuerter equal to the greater of 3% of our quarterly net revenues derived from the sale of products incorporating the licensed technology or $75 for each product sold incorporating the licensed technology. We have also agreed to issue Mr. Fuerter five shares of our common stock for each unit we sell in the prior quarter incorporating the licensed technology. As of March 31, 2000, we have paid Mr. Fuerter a total of $85,775 in quarterly royalty payments earned through December 24, 1999 and have issued to Mr. Fuerter a total of 2,385 shares of common stock earned through December 24, 1999 under this license agreement. These royalties will be paid over the life of the patent, if issued, but will cease once we have shipped 10,000 product units incorporating the licensed technology. Our obligation to pay royalties will also cease if the patent application for this invention is rejected, or if a patent is issued, but subsequently is determined to be unenforceable. The royalties paid under this license agreement are non-refundable. In addition, a portion of the patent application embodying additional technology will be subject to a separate royalty agreement, if we pursue the completion and commercial development of this additional technology.


MATERIAL TERMS OF SIXTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT



     We and the holders of an aggregate of 16,424,014 shares of common stock, assuming the conversion of our Series AA, BB, CC and DD convertible preferred stock and our convertible debentures and the exercise of warrants to purchase up to 1,069,324 shares of our common stock, have been parties to a sixth amended and restated investor rights agreement that has granted certain registration rights, preemptive rights on new issuances of securities and information rights to the holders. In addition, the company has agreed to certain covenants in this agreement. These rights and covenants will terminate upon the closing of this offering.



     In addition, the investor rights agreement provides for certain registration rights that will survive the effectiveness of this registration statement. These registration rights enable the holders of our equity securities to require us to file a registration statement under the state and federal securities laws, or to include their securities in a registration statement that we file under the state and federal securities laws. These registration rights are described in more detail in the subsection entitled "Registration Rights" within the section entitled "Description of Capital Stock."



TERMS OF TRANSACTIONS



     We believe that the transactions described in this section were made on terms no less favorable than could have been obtained from third parties.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock will, upon the closing of this offering, consist of 70,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value. No other class of capital stock will be authorized. The following information relates only to our Certificate of Incorporation, which will be adopted prior to the closing of this offering.

COMMON STOCK


     As of March 31, 2000, there were 17,228,199 shares of common stock outstanding, held of record by approximately 147 stockholders, which reflects 13,431,587 shares of common stock outstanding, including the conversion of all outstanding shares of preferred stock into common stock and the conversion of outstanding convertible debentures into 2,727,263 shares of common stock and the exercise of warrants for 1,069,349 shares of common stock. Upon the closing of this offering, we expect to have 21,978,199 shares of our common stock issued and outstanding.


     The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Our common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of legally available funds. Upon liquidation or dissolution, the holders of common stock will be entitled to share ratably in the assets legally available for the distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. The holders of common stock have no conversion, sinking fund, redemption, preemptive or subscription rights. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

PREFERRED STOCK

     Upon the closing of the offering, no shares of preferred stock will be issued and outstanding.

     Our board of directors may, without further action by our stockholders, from time to time designate and direct the issuance of preferred stock in one or more series. Our board may also, at the time of issuance, fix the dividend rights, dividend rates, any conversion rights or right of exchange, any voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, the liquidation preferences, and any other rights, preferences, privileges, and restrictions of any series of preferred stock and the number of shares constituting such series and the designation thereof. We have no present plans to issue any shares of preferred stock.

     It is not possible to state the actual effect of the issuances of any shares of preferred stock upon the rights of holders of the common stock until our board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

     - restricting dividends on the common stock;

     - diluting the voting power of the common stock;

     - impairing the liquidation rights of the common stock; and

     - delaying or preventing a change in control of our company without further action by the stockholders.

WARRANTS

     In November 1995 and March 1997, in connection with our Series E convertible preferred stock financing, we issued warrants to purchase up to 256,323 shares of our common stock at an exercise price of $0.10 per share. As of December 24, 1999, warrants for 3,386 shares have been exercised. The remaining 252,937 of these warrants expire after 5:00 p.m. on the earlier of:

     - November 6, 2000;

     - the closing date of this offering; or

     - the closing date of a merger or consolidation of Repeater Technologies, in which the holders of our voting power immediately prior to the merger or consolidation do not hold a majority of the voting power of the surviving entity.

     In July 1997, in connection with an equipment lease agreement with Lighthouse Capital Partners II, L.P., we issued warrants to purchase up to 18,940 shares of our Series BB convertible preferred stock at an exercise price of $2.64 per share. Each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations. Upon the closing of this offering, the warrants will become exercisable for common stock at the rate of one share of common stock for each share of Series BB convertible preferred stock underlying the warrants. These warrants expire at the close of business on July 31, 2004.

     In August 1997, in connection with our Series BB convertible preferred stock financing, we issued warrants to purchase up to 816,412 shares of our Series BB convertible preferred stock at an exercise price of $2.64 per share. Each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations. These warrants expire after 5:00 p.m. on the earlier of:

     - August 21, 2002;

     - the closing date of this offering; or

     - the closing date of a merger or consolidation of Repeater Technologies, in which the holders of our voting power immediately prior to the merger or consolidation do not hold a majority of the voting power of the surviving entity.

     In January 1999, in connection with a senior lease and security agreement with Phoenix Leasing Incorporated, we issued warrants to purchase up to 3,955 shares of our Series DD convertible preferred stock at an exercise price of $5.50 per share. Each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations. Upon the closing of this offering, the warrants will become exercisable for common stock at the rate of one share of common stock for each share of Series DD convertible preferred stock underlying the warrants. These warrants expire at the close of business on January 25, 2009 or five years after the close of this offering.

     In July 1999, in connection with a loan and security agreement with Transamerica Business Credit Corporation, we issued warrants to purchase up to 100,000 shares of our Series DD convertible preferred stock at an exercise price of $5.50 per share. Each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations. Upon the closing of this offering, the warrants will become exercisable for common stock at the rate of one share of common stock for each share of Series DD convertible preferred stock underlying the warrants. These warrants expire on July 8, 2006.

REGISTRATION RIGHTS


     Following this offering, holders of 16,424,014 shares of common stock and of warrants exercisable for 122,895 shares of common stock will have certain rights relating to the registration of these shares under state and federal securities laws. These rights, which are assignable, are outlined in an agreement between us and these holders. The holders of at least 35% of the common stock subject to these rights may generally require that we register such stock for public resale provided that the proposed aggregate selling offering price would exceed $10.0 million. If we register any of our common stock either for our own account or for the account of other security holders, these holders may also include their common stock subject to these rights in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering. The holders of shares of our common stock that were issued upon conversion of our Series A, B, C, D and E preferred stock and are issuable or were issued upon conversion of our Series AA, BB, CC and DD preferred stock may also require us to register all or a portion of their common stock subject to these rights on Form S-3, when use of this form becomes available; provided that among other limitations, the proposed aggregate offering price would be at least $3.0 million. The registration rights of a holder terminate when the holder can offer and sell all of his or her registrable securities pursuant to Rule 144.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     Prior to the consummation of this offering, we will file our certificate of incorporation with the Secretary of State of the State of Delaware. Some provisions of our amended and restated certificate of incorporation, our bylaws and Delaware law could have the effect of discouraging, delaying or preventing a merger or acquisition by a third party, even if a merger or acquisition would be of benefit to our stockholders.

     Classified Board of Directors. Our certificate of incorporation provides for the board of directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. Holders of a majority of the outstanding shares of capital stock entitled to vote in an election of directors will be able to remove directors only for cause. Vacancies on the board of directors may be filled by the remaining directors.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws establish an advance notice procedure for the nomination, other than by or at the direction of our board of directors or one of its committees, of candidates for election as director as well as for other stockholder proposals to be considered at stockholders' meetings. Notice of stockholder proposals and director nominations must be given timely and in writing to our secretary prior to the meeting during which the matters are to be acted upon or the directors are to be elected, and must contain certain information specified in the bylaws. For notice to be timely, we must receive it at our principal executive offices not more than 120 days nor less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders.

     Blank Check Preferred. Our board of directors is authorized to issue up to 5,000,000 shares of preferred stock and to determine the preferences, rights and privileges of those shares without any further vote or action by our stockholders. The rights of the holders and the market value of our common stock may be adversely affected by the rights of the holders of any series of preferred stock that may be issued in the future. Furthermore, our board could, without stockholder approval, use our preferred stock to adopt a "poison pill" takeover defense mechanism.

     Delaware Anti-Takeover Statute. Upon the listing of our common stock on the Nasdaq National Market, we will be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover statute. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless, with certain exceptions, the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed matter. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or has, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation's voting stock. The existence of this provision could have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in you receiving a premium over the market price for your shares of common stock.


NASDAQ NATIONAL MARKET LISTING



     We have applied to have our common shares included for quotation on the Nasdaq Stock Market's National Market under the symbol "RPTR."


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation. Their telephone number is (818) 502-1404.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market following this offering could adversely affect the market price of our common stock. As described below, no shares currently outstanding will be available for sale immediately after this offering because of contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse, or are released, could adversely affect the prevailing market price and impair our ability to raise equity capital in the future.


     Upon completion of this offering, we will have outstanding an aggregate of 21,978,199 shares of common stock, or 22,690,699 shares if the underwriter's over-allotment option is exercised in full, in each case assuming no exercise of outstanding options or warrants after January 31, 2000. All of the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may generally only be sold pursuant to an effective registration statement under the Securities Act or in compliance with limitations of Rule 144 as described below.



     The remaining 17,228,199 shares of common stock held by existing stockholders are restricted securities within the meaning of Rule 144 and were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These restricted securities and an additional 3,534,806 shares issuable upon the exercise of outstanding options and 122,895 shares issuable upon exercise of outstanding warrants represent approximately 81.5%, or 79.3% if the underwriters' over-allotment option is exercised in full, of the total shares of our common stock outstanding immediately following this offering on a fully-diluted basis, and may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below.



     Our officers, directors, employees, and other stockholders, who collectively hold substantially all of our existing shares, and Salomon Smith Barney Inc. have entered into lock-up agreements in connection with this offering. These lock-up agreements provide that, for a period of 180 days after the date of this offering, the directors, employees, and stockholders may not to offer, sell, contract to sell, pledge or otherwise dispose of any of the shares of common stock or any of our securities convertible into or exchangeable for common stock other than shares of common stock disposed of as bona fide gifts approved by Salomon Smith Barney Inc. Notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements will not be saleable until such agreements expire or are waived by Salomon Smith Barney Inc. The release of any lock-up is considered on a case by case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of Repeater.


RULE 144

     In general, under Rule 144 as currently in effect, a person, or persons whose shares must be aggregated, who has beneficially owned restricted shares for at least one year, including persons who are affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:


     - one percent of the then outstanding shares of our common stock, approximately 219,782 shares immediately after this offering; or


     - the reported average weekly trading volume of our common stock during the four calendar weeks preceding a sale by such person.

     Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements, and the availability of current public information about us.

RULE 144(k)


     Under Rule 144(k), a person who has beneficially held restricted shares for a minimum of two years and who is not, and for three months prior to the sale of those shares has not been, one of our affiliates is free to sell those shares immediately following this offering without complying with the volume, manner-of-sale, public notice and other limitations contained in Rule 144. However, our transfer agent may require an opinion of counsel that a proposed sale of shares comes within the terms of Rule 144 of the Securities Act prior to effecting a transfer of the shares. Upon completion of this offering, holders of 6,155,220 shares will be eligible to freely sell their shares under Rule 144(k), substantially all of which are subject to a 180 day lock-up agreement with Salomon Smith Barney Inc.


RULE 701

     In general, under Rule 701, any of our employees, directors, officers, or consultants who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell these shares 180 days after the effective date of this offering in reliance on Rule 144. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without having to comply with the holding period and notice filing requirements of Rule 144 and that non-affiliates may sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice filing requirements of Rule 144.

REGISTRATION RIGHTS


     Subject to the 180 day lock-up restrictions described above, the holders of 16,424,014 shares of common stock, including 8,251,398 shares held by affiliates, and of warrants exercisable for 122,895 shares of common stock have rights to require us to register their shares for sale under the Securities Act, as described in this prospectus under the heading "Description of Capital
Stock -- Registration Rights."


OPTIONS


     As of March 31, 2000, options to acquire 3,534,806 shares of our common stock are outstanding. Immediately after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our 1990 incentive stock plan, key executives stock option plan, 2000 equity incentive plan and 2000 employee stock purchase plan. Based upon the number of shares subject to outstanding options as of March 31, 2000 and currently reserved for issuance under these stock option and purchase plans, this registration statement would cover approximately 7,137,971 shares, in addition to the annual increases in the number of shares available under our 2000 equity incentive plan and 2000 employee stock purchase plan pursuant to the terms of those plans. After the effective date of the registration statement on Form S-8 and, if applicable, the expiration of the 180 day lock-up period related to this offering, shares purchased upon exercise of options granted pursuant to our 1990 incentive stock plan, the key executives incentive plan, our 2000 equity incentive plan and the 2000 employee stock purchase plan generally will be available for resale in the public market by non-affiliates without restriction. Sales by our affiliates of shares registered on this registration statement will be subject to all of the Rule 144 restrictions, except for the one-year holding period requirement.

       UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. PERSONS



     The following is a general discussion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. person. For the purpose of this discussion, a non-U.S. person is any holder that for U.S. federal income tax purposes is not a U.S. person. For purposes of this discussion, the term U.S. person means:


     - a citizen or resident of the U.S.;

     - a corporation or other entity taxable as a corporation and created or organized in the U.S. or under the laws of the U.S. or any political subdivision thereof;

     - an estate whose income is included in gross income for U.S. federal income tax purposes regardless of its source; or

     - a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.


     Additionally, this discussion does not address U.S. federal income tax consequences to non-U.S. persons subject to special treatment under U.S. federal income tax law, such as:


     - U.S. expatriates;

     - financial institutions;

     - dealers in securities;

     - insurance companies;

     - tax-exempt entities;

     - holders who acquire our common stock pursuant to the exercise of any employee stock option or right or otherwise as compensation;

     - holders who hold our common stock as qualified small business stock for purposes of Section 1202 of the Internal Revenue Code of 1986, as amended;

     - holders who do not hold our common stock as a capital asset; or

     - holders who hold our common stock as part of a hedge, straddle, conversion or other risk reduction transaction.


     Nor does this discussion address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code, the Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not requested a ruling from the Internal Revenue Service ("IRS") or an opinion of counsel with respect to the federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. person under the Internal Revenue Code. ACCORDINGLY, EACH NON-U.S. PERSON SHOULD CONSULT A TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.


DIVIDENDS


     We have never paid dividends on our common stock and do not expect to pay any cash dividends on our common stock for the foreseeable future. In the event, however, that we do pay dividends on our common stock, any dividend paid to a non-U.S. person of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. Dividends received by a non-U.S. person that are effectively connected with a U.S. trade or business conducted by the non-U.S. person are exempt from such withholding tax. However, those effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to U.S. persons.


     In addition to the graduated tax described above, dividends received by a corporate non-U.S. person that are effectively connected with a U.S. trade or business of the corporate non-U.S. person may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.



     A non-U.S. person of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS.


GAIN ON DISPOSITION OF COMMON STOCK


     A non-U.S. person generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:



     - the gain is effectively connected with a U.S. trade or business of the non-U.S. person (which gain, in the case of a corporate non-U.S. person, must also be taken into account for branch profits tax purposes);



     - the non-U.S. person is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or


     - we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock. We have determined that we are not and do not believe that we will become a "United States real property holding corporation" for U.S. federal income tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.


     Dividends paid to a non-U.S. person at an address within the U.S. may be subject to backup withholding at a rate of 31% if the non-U.S. person fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payer. Backup withholding generally will not apply to dividends paid to non-U.S. persons at an address outside the U.S. on or prior to December 31, 2000 unless the payer has knowledge that the payee is a U.S. person. Under recently finalized Treasury Regulations regarding withholding and information reporting, payment of dividends to non-U.S. persons at an address outside the U.S. after December 31, 2000 may be subject to backup withholding at a rate of 31% unless such non-U.S. person satisfies various certification requirements.



     Under current Treasury Regulations, the payment of the proceeds of the disposition of common stock to or through the U.S. office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Generally, the payment of the proceeds of the disposition by a non-U.S. person of common stock outside the U.S. to or through a foreign office of a broker will not be subject to backup withholding but will be subject to information reporting requirements if the broker is:


     - a U.S. person;

     - a "controlled foreign corporation" for U.S. federal income tax purposes;
       or

     - a foreign person 50% or more of whose gross income for certain periods is from the conduct of a U.S. trade or business unless the broker has documentary evidence in its files of the holder's non-U.S. status and certain other conditions are met, or the holder otherwise establishes an exemption. Neither backup withholding nor information reporting generally will apply to a payment of the proceeds of a disposition of common stock by or through a foreign office of a foreign broker not subject to the preceding sentence.


     In general, the recently promulgated final Treasury Regulations, described above, do not significantly alter the substantive withholding and information reporting requirements but would alter the procedures for claiming benefits of an income tax treaty and change the certifications procedures relating to the receipt by intermediaries of payments on behalf of the beneficial owner of shares of common stock. Non-U.S. persons should consult their tax advisors regarding the effect, if any, of those final Treasury Regulations on an investment in our common stock. Those final Treasury Regulations generally are effective for payments made after December 31, 2000.


     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement to be dated the date of the final prospectus, each of the underwriters named below has severally agreed to purchase, and we have agreed to sell to the underwriters, the number of shares set forth opposite the name of each underwriter below:


                                                               NUMBER
                            NAME                              OF SHARES
                            ----                              ---------
Salomon Smith Barney Inc. ..................................
U.S. Bancorp Piper Jaffray Inc. ............................
SG Cowen Securities Corporation.............................

                                                              ---------
          Total.............................................  4,750,000
                                                              =========


     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of particular legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares, other than those covered by their over-allotment option described below, if they purchase any of the shares.

     The underwriters, for whom Salomon Smith Barney Inc., U.S. Bancorp Piper Jaffray Inc. and SG Cowen Securities Corporation are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to various dealers at the public offering price less a concession not
exceeding $     per share. The underwriters may allow, and these dealers may
reallow, a discount not exceeding $     per share on sales to various other
dealers. If all the shares are not sold at the initial offering price, the underwriters may change the public offering price and other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.


     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 712,500 additional shares of our common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent this option is exercised, each underwriter will be obligated, subject to some conditions, to purchase a number of additional shares approximately proportionate to each underwriter's initial purchase commitment.



     At our request, the underwriters will reserve up to 237,500 shares of our common stock to be sold, at the initial public offering price, to our directors, officers and employees, as well as to some of our customers and suppliers and other persons associated with us. This directed share program will be administered by Salomon Smith Barney Inc. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act of 1933, in connection with sales of the directed shares.



     We, our officers and directors and holders of substantially all of our existing shares have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, our common stock other than, in the case of Repeater, issuances or sales of shares pursuant to any employee stock option or stock ownership or dividend reinvestment plans of Repeater in effect at the time the underwriting agreement is signed and common stock issuable upon conversion of securities or the exercise of warrants outstanding at the time the underwriting agreement is signed and, in the case of officers, directors and shareholders, shares of common stock disposed of as bona fide gifts approved by Salomon Smith Barney Inc. Salomon Smith Barney Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice. The release of any lock-up is considered on a case by case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of Repeater.



     Prior to this offering, there has been no public market for our common stock. Consequently, the initial offering price for the shares will be determined by negotiation among us and the representatives. Among the factors considered in determining the initial public offering price will be:


     - our record of operation;

     - our current financial condition;

     - our future prospects;

     - our markets;

     - the economic conditions in and future prospects for the industry in which we compete;

     - our management; and

     - currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us.

     The prices at which the shares will sell in the public market after this offering may, however, be lower than the price at which they are sold by the underwriters. Additionally, an active trading market in our common stock may not develop and continue after this offering.


     We have applied to have our common shares included for quotation on the Nasdaq Stock Market's National Market under the symbol "RPTR."


     The following table shows the underwriting discount that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.


                                                      NO EXERCISE    FULL EXERCISE
                                                      -----------    -------------
Per share...........................................  $               $
Total...............................................  $               $



     We estimate that our total expenses for this offering, excluding the underwriting discount, will be $2,051,000.



     The expenses consist of the following:



     - an SEC registration fee of $14,421;



     - an NASD filing fee of $5,963;



     - a Nasdaq application fee of $95,000;



     - estimated printing and engraving expenses of $275,000;



     - estimated legal fees and expenses of $600,000;



     - estimated accounting fees and expenses of $1,000,000;

     - estimated transfer agent and registrar fees of $50,000; and



     - estimated blue sky qualification and miscellaneous fees and expenses of $10,616.



     CIBC World Markets Corp. has been paid $350,000 and is expected to be included as a member of the underwriting syndicate for the offering in consideration for the termination of an engagement letter for the provision of financial advisory services.


     In connection with this offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids for or purchases of common stock made to prevent or retard a decline in the market price of the common stock while this offering is in progress.

     The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases common stock originally sold by that syndicate member.

     Any of these activities may cause the price of our common stock to be higher than it would otherwise be in the open market in the absence of such transactions. Salomon Smith Barney Inc. may effect these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise and may discontinue them at any time.


     A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations.


     The representatives or their respective affiliates may in the future perform various investment banking and advisory services for us from time to time, for which they will receive customary fees. The representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of business.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make with respect to any of those liabilities.

                                 LEGAL MATTERS

     The validity of our common stock related to this offering will be passed upon for us by Cooley Godward LLP, Palo Alto, California and will be passed upon for the underwriters by Shearman & Sterling, Menlo Park, California. An investment partnership of Cooley Godward attorneys and specialists beneficially own an aggregate of 17,850 shares of our common stock.

                                    EXPERTS


     The financial statements of Repeater Technologies, Inc. as of March 27, 1998, March 26, 1999 and December 24, 1999 and for each of the three years in the period ended March 26, 1999 and for the nine months ended December 24, 1999 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of The Gwydion Company, LLC as of December 31, 1998 and September 30, 1999 and for the year ended December 31, 1998, for the nine months ended September 30, 1999 and for the period from December 6, 1996 (date of inception) to September 30, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                       CHANGE IN INDEPENDENT ACCOUNTANTS

     On January 12, 2000, we engaged PricewaterhouseCoopers LLP as our independent accountants to replace Ernst & Young LLP, who we dismissed as our independent accountants effective January 10, 2000. The decision to change accountants was approved by our Board of Directors upon the recommendation of the audit committee.

     The reports of Ernst & Young on our financial statements for the 1997, 1998 and 1999 fiscal years, which are not included herein and are not made part of the registration statement, did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits of our financial statements for the fiscal years ended March 31, 1997, March 31, 1998 and March 31, 1999 and in the subsequent interim period preceding the dismissal of Ernst & Young, there were no disagreements with Ernst & Young on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Ernst & Young would have caused Ernst & Young to make a reference to the matter in their report. During the two most recent fiscal years and subsequent interim period preceding the dismissal of Ernst & Young, we have not been advised of any matters described in Regulation S-K, Item 304(a)(1)(v) of the Securities Act. We requested that Ernst & Young furnish us with a letter addressed to the SEC stating whether or not they agree with the above statements. A copy of such letter is filed as an exhibit to the registration statement which includes this prospectus.

     Prior to engaging PricewaterhouseCoopers LLP as our new independent accountants:

     - we did not request any advice from PricewaterhouseCoopers LLP regarding any matter related to accounting practice or accounting principles; and

     - we did not consult with PricewaterhouseCoopers LLP regarding the type of audit opinion that might be rendered by them or items that were or should have been subject to the AICPA's Statement on Auditing Standards No. 50, "Reports on the Application of Accounting Principles."

     We have requested that PricewaterhouseCoopers LLP review the above disclosures regarding our change in accountants and have given them the opportunity to furnish us with a letter addressed to the SEC in which PricewaterhouseCoopers LLP may include new information, clarify our statements on the change in accountants or disclose the respects in which they disagree with the statements made by us in this prospectus regarding our change in accountants. If PricewaterhouseCoopers LLP elects to submit such a letter to the SEC, we will file the letter as an exhibit to the registration statement when received.

                             ADDITIONAL INFORMATION


     We have filed a registration statement on Form S-1 with the SEC under the Securities Act with respect to the shares offered in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, parts of which are omitted as permitted by the rules and regulations of the Commission. For further information pertaining to us and our common stock, we refer you to our registration statement and the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1 800 SEC-0330. Copies of all or any portion of the registration statement may be obtained from the SEC at prescribed rates. In addition, the SEC maintains a web site that contains reports and other information that is filed through the Commission's EDGAR System. The web site can be accessed at http://www.sec.gov.


     We intend to furnish our stockholders with annual reports containing audited financial statements and an opinion thereon expressed by independent certified public accountants. We also intend to furnish other reports as we may determine or as required by law.

                         INDEX TO FINANCIAL STATEMENTS


REPEATER TECHNOLOGIES, INC.




                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statement of Stockholders' Equity (Deficit)....  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7



THE GWYDION COMPANY, LLC


(A DEVELOPMENT STAGE COMPANY)



                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-25
Balance Sheets..............................................  F-26
Statements of Operations....................................  F-27
Statements of Members' Deficit..............................  F-28
Statements of Cash Flows....................................  F-29
Notes to Financial Statements...............................  F-30



PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS



                                                              PAGE
                                                              ----
Unaudited Pro Forma Combined Condensed Statements of
  Operations................................................  F-33
Notes to the Unaudited Pro Forma Combined Condensed
  Statements of Operations..................................  F-36

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders

of Repeater Technologies, Inc.


     The reincorporation described in Note 13 to the consolidated financial statements has not been consummated at April 14, 2000. When it has been consummated, we will be in a position to furnish the following report:



     "In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Repeater Technologies, Inc. and its subsidiary at March 27, 1998, March 26, 1999 and December 24, 1999 and the results of their operations and their cash flows for each of the three years in the period ended March 26, 1999 and for the nine months ended December 24, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."



PricewaterhouseCoopers LLP


San Jose, California

April   , 2000

                          REPEATER TECHNOLOGIES, INC.



                          CONSOLIDATED BALANCE SHEETS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                     ASSETS


                                                                                            PRO FORMA
                                                    MARCH 27,   MARCH 26,   DECEMBER 24,   DECEMBER 24,
                                                      1998        1999          1999           1999
                                                    ---------   ---------   ------------   ------------
                                                                                           (UNAUDITED)
Current assets:
  Cash and cash equivalents.......................  $  8,102    $ 10,358      $  8,591       $ 10,772
  Accounts receivable, net of allowance for
     doubtful accounts of $178, $820 and $225 at
     March 27, 1998, March 26, 1999 and December
     24, 1999, respectively.......................       885       1,822         3,685          3,685
  Inventories, net................................     2,770       2,640         2,213          2,213
  Other current assets............................        82         103           204            204
                                                    --------    --------      --------       --------
          Total current assets....................    11,839      14,923        14,693         16,874
Service parts, net................................       317         295           304            304
Property and equipment, net.......................     1,571       1,848         1,960          1,960
Intangible assets, net............................        --          --            32             32
Other assets......................................        60         136           156            156
                                                    --------    --------      --------       --------
          Total assets............................  $ 13,787    $ 17,202      $ 17,145       $ 19,326
                                                    ========    ========      ========       ========

                            LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Bank line of credit.............................  $    234    $     --      $     --       $     --
  Accounts payable................................     2,123       1,422         3,068          3,068
  Accrued compensation............................       483         537           664            664
  Other accrued liabilities.......................       714         934         1,060          1,060
  Current portion of notes payable................       645         140         1,348          1,348
  Current portion of capital lease obligations....       284         311           515            515
                                                    --------    --------      --------       --------
          Total current liabilities...............     4,483       3,344         6,655          6,655
Notes payable, net of current portion.............       214          --         3,200          3,200
Capital lease obligations, net of current
  portion.........................................       451         501           510            510
Convertible subordinated debentures...............        --      15,000        15,000             --
                                                    --------    --------      --------       --------
          Total liabilities.......................     5,148      18,845        25,365         10,365
                                                    --------    --------      --------       --------
Commitments (note 4)
Stockholders' equity (deficit):
  Convertible preferred stock, $0.001 par value;
     10,910,077 shares authorized at March 27,
     1998 and 14,210,077 shares authorized at
     March 26, 1999 and December 24, 1999;
     9,874,691, issued and outstanding; none
     issued and outstanding pro forma.............        10          10            10             --
  Common Stock, $0.001 par value; 30,000,000
     shares authorized; 2,404,058, 2,407,063 and
     3,173,749 shares issued and outstanding at
     March 27, 1998, March 26, 1999, and December
     24, 1999, respectively; and 17,087,449 pro
     forma........................................         2           2             3             17
  Additional paid in capital......................    38,892      39,935        54,451         71,628
  Unearned stock-based compensation...............        --        (755)      (12,478)       (12,478)
  Accumulated deficit.............................   (30,265)    (40,835)      (50,206)       (50,206)
                                                    --------    --------      --------       --------
          Total stockholders' equity (deficit)....     8,639      (1,643)       (8,220)         8,961
                                                    --------    --------      --------       --------
          Total liabilities and stockholders'
            equity (deficit)......................  $ 13,787    $ 17,202      $ 17,145       $ 19,326
                                                    ========    ========      ========       ========



  The accompanying notes are an integral part of these consolidated financial statements.

                          REPEATER TECHNOLOGIES, INC.


                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                      YEARS ENDED                   NINE MONTHS ENDED
                                           ---------------------------------   ---------------------------
                                           MARCH 31,   MARCH 27,   MARCH 26,   DECEMBER 25,   DECEMBER 24,
                                             1997        1998        1999          1998           1999
                                           ---------   ---------   ---------   ------------   ------------
                                                                               (UNAUDITED)
Net revenues.............................   $10,581    $  7,770    $  9,612      $ 7,688        $ 12,321
Cost of revenues.........................     9,355       8,807       8,883        7,001           8,728
                                            -------    --------    --------      -------        --------
Gross profit (loss)......................     1,226      (1,037)        729          687           3,593
                                            -------    --------    --------      -------        --------
Operating expenses:
  Research and development...............     3,135       6,214       4,258        3,171           4,235
  Sales and marketing....................     2,829       3,936       4,514        3,255           4,748
  General and administrative.............     1,199       1,520       2,227        1,654           1,991
  In-process research and development....        --          --          --           --             885
                                            -------    --------    --------      -------        --------
          Total operating expenses.......     7,163      11,670      10,999        8,080          11,859
                                            -------    --------    --------      -------        --------
Loss from operations.....................    (5,937)    (12,707)    (10,270)      (7,393)         (8,266)
Other income (expense), net..............       (36)         79        (300)          46          (1,104)
                                            -------    --------    --------      -------        --------
Net loss.................................   $(5,973)   $(12,628)   $(10,570)     $(7,347)       $ (9,370)
                                            =======    ========    ========      =======        ========
Net loss per common share -- basic and
  diluted................................   $ (3.16)   $  (5.31)   $  (4.47)     $ (3.10)       $  (3.82)
                                            =======    ========    ========      =======        ========
Shares used in net loss per common share
  calculation -- basic and diluted.......     1,893       2,376       2,367        2,367           2,453
                                            =======    ========    ========      =======        ========
Pro forma net loss per common
  share -- basic and diluted (note 11)...                          $  (0.78)                    $  (0.61)
                                                                   ========                     ========
Shares used in pro forma net loss per
  common share calculation -- basic and
  diluted (unaudited)(note 11)...........                            13,500                       15,297
                                                                   ========                     ========



  The accompanying notes are an integral part of these consolidated financial statements.

                          REPEATER TECHNOLOGIES, INC.


            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

     FOR THE YEARS ENDED MARCH 31, 1997, MARCH 27, 1998, MARCH 26, 1999 AND
                      NINE MONTHS ENDED DECEMBER 24, 1999
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                  CONVERTIBLE                                                                           TOTAL
                                PREFERRED STOCK         COMMON STOCK      ADDITIONAL     UNEARNED                   STOCKHOLDERS'
                              --------------------   ------------------    PAID-IN     STOCK-BASED    ACCUMULATED      EQUITY
                                SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL     COMPENSATION     DEFICIT       (DEFICIT)
                              ----------   -------   ---------   ------   ----------   ------------   -----------   -------------
Balances at April 1, 1996...   3,500,283   $     4     151,250   $  --     $15,697       $     --      $(11,664)      $  4,037
Issuance of Series BB
  convertible preferred
  stock, less issuance costs
  of $49....................   3,085,978         3          --      --       8,097             --            --          8,100
Conversion of bridge notes
  into Series BB convertible
  preferred stock...........     321,970        --          --      --         849             --            --            849
Conversion of Series A, B, C
  and D convertible
  preferred stock to common
  stock.....................  (2,274,815)       (2)  2,274,815       2          --             --            --             --
Exercise of stock options,
  net of repurchases........          --        --         157      --          --             --            --             --
Issuance of common stock
  from exercise of
  warrants..................          --        --       2,764      --          --             --            --             --
Net loss....................          --        --          --      --          --             --        (5,973)        (5,973)
                              ----------   -------   ---------   ------    -------       --------      --------       --------
Balances at March 31,
  1997......................   4,633,416         5   2,428,986       2      24,643             --       (17,637)         7,013
Issuance of Series BB
  convertible preferred
  stock, less issuance costs
  of $17....................     838,368         1          --      --       2,195             --            --          2,196
Issuance of Series CC
  convertible preferred
  stock, less issuance costs
  of $37....................   4,402,907         4          --      --      12,067             --            --         12,071
Repurchase of common stock
  under stock option plan,
  net of exercise of stock
  options...................          --        --     (25,384)     --         (13)            --            --            (13)
Issuance of common stock
  from exercise of
  warrants..................          --        --         456      --          --             --            --             --
Net loss....................          --        --          --      --          --             --       (12,628)       (12,628)
                              ----------   -------   ---------   ------    -------       --------      --------       --------
Balances at March 27,
  1998......................   9,874,691        10   2,404,058       2      38,892             --       (30,265)         8,639
Exercise of stock options...          --        --       2,430      --           1             --            --              1
Issuance of common stock
  under license agreement...          --        --         575      --           1             --            --              1
Unearned stock-based
  compensation..............          --        --          --      --       1,041         (1,041)           --             --
Amortization of unearned
  stock-based
  compensation..............          --        --          --      --          --            286            --            286
Net loss....................          --        --          --      --                         --       (10,570)       (10,570)
                              ----------   -------   ---------   ------    -------       --------      --------       --------
Balances at March 26,
  1999......................   9,874,691        10   2,407,063       2      39,935           (755)      (40,835)        (1,643)
Exercise of stock options,
  net of repurchases........          --        --     193,352      --          61             --            --             61
Issuance of common stock for
  acquisition...............          --        --     573,334       1       6,340         (6,341)           --             --
Issuance of warrants in
  connection with line of
  credit....................          --        --          --      --         542             --            --            542
Unearned stock-based
  compensation..............          --        --          --      --       7,572         (7,572)           --             --
Amortization of unearned
  stock-based
  compensation..............          --        --          --      --          --          2,190            --          2,190
Net loss....................          --        --          --      --          --             --        (9,370)        (9,370)
                              ----------   -------   ---------   ------    -------       --------      --------       --------
Balances at December 24,
  1999......................   9,874,691   $    10   3,173,749   $   3     $54,451       $(12,478)     $(50,206)      $ (8,220)
                              ==========   =======   =========   ======    =======       ========      ========       ========



  The accompanying notes are an integral part of these consolidated financial statements.

                          REPEATER TECHNOLOGIES, INC.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)


                                                                        YEARS ENDED                     NINE MONTHS ENDED
                                                            -----------------------------------    ----------------------------
                                                            MARCH 31,    MARCH 27,    MARCH 26,    DECEMBER 25,    DECEMBER 24,
                                                              1997         1998         1999           1998            1999
                                                            ---------    ---------    ---------    ------------    ------------
                                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss..................................................   $(5,973)    $(12,628)    $(10,570)      $(7,347)        $ (9,370)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization...........................       548          738          929           665              749
  Provision for losses on accounts receivable.............        --          142          713            40               66
  Provision for writedowns on inventories.................       523        1,100          565           378              339
  Issuance of equity instruments under license
    agreement.............................................        --           --            1            --               --
  Amortization of unearned stock-based compensation.......        --           --          286           166            2,190
  Amortization of debt issuance costs.....................        --           --           --            --               12
  Amortization of debt discount...........................        --           --                         --               90
  In process research and development.....................        --           --           --            --              885
  Changes in operating assets and liabilities, net of
    acquisitions:
    Accounts receivable...................................      (971)       1,568       (2,252)         (988)          (2,404)
    Inventories...........................................        74       (1,273)         335           405              496
    Other current assets..................................       (16)          37          (21)            8              (32)
    Service parts.........................................       (82)        (133)        (347)         (152)            (160)
    Other assets..........................................        (9)          (8)         (76)          (58)             (32)
    Accounts payable......................................     1,063          150         (701)         (810)           1,547
    Accrued compensation..................................        70           10           54            67              126
    Other accrued liabilities.............................       399          445          220          (102)             125
                                                             -------     --------     --------       -------         --------
        Net cash used in operating activities.............    (4,374)      (9,852)     (10,864)       (7,728)          (5,373)
                                                             -------     --------     --------       -------         --------
CASH FLOWS USED IN INVESTING ACTIVITIES:
  Purchase of property and equipment......................      (509)        (105)        (554)         (431)            (118)
                                                             -------     --------     --------       -------         --------
        Net cash used in investing activities.............      (509)        (105)        (554)         (431)            (118)
                                                             -------     --------     --------       -------         --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from bank line of credit.......................     1,100          405        1,151         1,151               --
  Principal payments on bank line of credit...............      (600)      (1,171)      (1,386)       (1,386)              --
  Proceeds from notes payable.............................        --           --           --            --            5,000
  Principal payments on notes payable.....................        --         (136)        (564)         (503)            (140)
  Proceeds from bridge notes..............................       849           --           --            --               --
  Payments on capital lease obligations...................      (177)        (259)        (528)         (355)            (443)
  Proceeds from convertible subordinated debentures.......        --           --       15,000        15,000               --
  Proceeds from issuance of convertible preferred stock
    and warrants, less issuance costs.....................     8,100       14,267           --            --               --
  Payment for acquired business...........................        --           --           --            --             (754)
  Net issuances (repurchase) of common stock..............        --          (13)           1             1               61
                                                             -------     --------     --------       -------         --------
        Net cash provided by financing activities.........     9,272       13,093       13,674        13,908            3,724
                                                             -------     --------     --------       -------         --------
Net increase/(decrease) in cash and cash equivalents......     4,389        3,136        2,256         5,749           (1,767)
Cash and cash equivalents at beginning of the year........       577        4,966        8,102         8,102           10,358
                                                             -------     --------     --------       -------         --------
Cash and cash equivalents at end of the year..............   $ 4,966     $  8,102     $ 10,358       $13,851         $  8,591
                                                             =======     ========     ========       =======         ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for interest................   $   104     $    158     $    579       $   579         $  1,187
  Taxes paid..............................................   $    --     $     --     $     --       $    --         $     --
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND
  FINANCING ACTIVITIES:
  Equipment purchased under capital lease obligations.....   $   468     $    475     $    465       $   340         $    579
  Conversion of accrued liabilities and accounts payable
    to notes payable......................................   $    --     $    995     $     --       $    --         $     --
  Conversion of Series A, B, C and D convertible preferred
    stock to common stock.................................   $ 8,843     $     --     $     --       $    --         $     --
  Conversion of bridge notes to Series BB convertible
    preferred stock.......................................   $   849     $     --     $     --       $    --         $     --
  Issuance of shares for acquired business................   $    --     $     --     $     --       $    --         $  6,072
  Issuance of warrants with notes payable.................   $    --     $     --     $     --       $    --         $    542



  The accompanying notes are an integral part of these consolidated financial statements.

                          REPEATER TECHNOLOGIES, INC.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 -- THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ORGANIZATION AND BASIS OF PRESENTATION


     Repeater Technologies, Inc. (the "Company"), formerly Peninsula Wireless Communications, was formed in October 1983. The Company's name was changed to Repeater Technologies, Inc. in January 1997. The Company's principal activity is the development, marketing and selling of products primarily for CDMA-based wireless communications networks.


UNAUDITED INTERIM RESULTS


     The accompanying statements of operations and of cash flows for the nine months ended December 25, 1998 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position and its results of operations and its cash flows for the nine months ended December 25, 1998. The financial data and other information disclosed in these notes to financial statements related to these periods are unaudited.


FISCAL YEAR

     The Company ends its fiscal year on the last Friday in March.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

     The Company's cash and cash equivalents are maintained at a major US financial institution. Deposits in this institution may exceed the amount of insurance provided on such deposits.

     The Company's customers are providers of wireless communications services. The Company performs periodic credit evaluations of these customers and generally does not require collateral for its domestic customers. For international customers, the Company requires letters of credit prior to shipment or obtains credit insurance for sales on open accounts. The Company maintains reserves for potential credit losses and such losses have historically been within management's expectations.

     During the year ended March 31, 1997 one customer accounted for 38% of net revenues. During the year ended March 27, 1998 two customers accounted for 18% and 15% of net revenues, respectively. During the year ended March 26, 1999 one customer accounted for 11% of net revenues. During the period ended December 25, 1998 two customers each accounted for 10% of net revenues. During the period ended December 24, 1999 two customers accounted for 15% and 12% of net revenues, respectively.

     As of March 27, 1998 two customers accounted for 47% and 15% of total receivables, respectively. As of March 26, 1999 one customer accounted for 25% of total receivables. As of December 24, 1999 three customers accounted for 20%, 10% and 10% of total receivables, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121; Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of; the Company regularly

                          REPEATER TECHNOLOGIES, INC.

evaluates its long-lived assets for indicators of possible impairment by comparison of the carrying amounts to undiscounted estimated cash flows to be generated by such assets. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset's fair value or discounted estimates of future cash flows. The Company has not identified any such impairment losses to date.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of financial instruments, including accounts receivable and accounts payable, approximate their carrying value due to their relatively short maturities. The fair values of equipment financing notes payable and convertible subordinate debentures were estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rate for similar types of borrowing arrangements and approximate their carrying values.

OTHER COMPREHENSIVE INCOME

     The Company has adopted the provisions of SFAS 130, "Reporting Comprehensive Income". The Company has no items of other comprehensive income in the years presented and therefore net loss equals total comprehensive income.

SEGMENTS

     The Company follows SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." The Company operates in one segment, using one measurement of profitability to manage its business. All long-lived assets are maintained in the United States.


     Net revenues through December 24, 1999 have primarily been derived from the sale of outdoor wireless service coverage products. Export sales accounted for 70%, 61%, 42%, 43% and 28% of net revenues during the years ended March 31, 1997, March 27, 1998 and March 26, 1999 and nine month periods ended December 25, 1998 and December 24, 1999, respectively. Sales to customers in Asia, South America and Canada as a percentage of net revenues are as follows:


                                                YEARS ENDED                     NINE MONTHS ENDED
                                    -----------------------------------    ----------------------------
                                    MARCH 31,    MARCH 27,    MARCH 26,    DECEMBER 25,    DECEMBER 24,
                                      1997         1998         1999           1998            1999
                                    ---------    ---------    ---------    ------------    ------------
Asia..............................     14%          17%          16%            19%              3%
South America.....................     38%          24%           6%             4%              0%
Canada............................     13%          18%          12%            15%             18%

ACCOUNTING FOR STOCK-BASED COMPENSATION

     The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock issued to Employees" ("APB 25") and Financial Accounting Standards Board Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plan" ("FIN 28") and complies with the disclosure provisions of SFAS 123, "Accounting for Stock-Based Compensation".

     Under APB 25, compensation expense for grants to employees is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price. SFAS 123 defines a "fair value" based method of accounting for an employee stock option or similar equity investment. The pro forma disclosures of the difference between compensation expense included in net loss and the related cost measured by the fair value method are presented in Note 6.

                          REPEATER TECHNOLOGIES, INC.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

INVENTORIES

     Inventories are stated at the lower of cost or market, with cost determined using the FIFO (first-in, first-out) method. Appropriate allowances are made to reduce the value of inventories to net realizable value, where this is below cost. This may occur where the Company determines that inventories may be slow moving or obsolete.


SERVICE PARTS



     Parts used for servicing installed equipment are stated at cost and depreciation is computed over the estimated useful life of three years.


PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation and amortization is computed using the straight-line method over the shorter of the estimated useful lives of the assets, generally three to five years, or the lease term. Gains and losses upon asset disposal are taken into income in the year of disposition. Maintenance and repairs are charged to operations as incurred.

INTANGIBLE ASSETS


     Intangible assets primarily consist of acquired workforce related to the acquisition of the assets of The Gwydion Company LLC and are amortized on a straight-line basis to operations over 3 years.



REVENUE RECOGNITION


     Revenue is recognized upon shipment or delivery to the customer, depending upon the terms of the sale, where there is a purchase order or a sales agreement and collectibility of the resulting receivable is probable. Training and installation revenues are recognized when these services are performed. At the time of sale, the Company provides for the estimated costs of meeting product warranty obligations.

RESEARCH AND DEVELOPMENT EXPENSES

     Research and development costs are expensed as incurred.

INCOME TAXES

     The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for loss carryforwards and other deferred tax assets where it is more likely than not that such loss carryforwards and deferred tax assets will not be realized.

                          REPEATER TECHNOLOGIES, INC.

PRINCIPLES OF CONSOLIDATION



     In April 1999, the Company incorporated Repeater Technologies-America do Sul S/C LTDA, a majority-owned subsidiary in Brazil. Repeater
Technologies-America do Sul's principal activity is sales and sales support for the Brazilian market.



     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated.


NET LOSS PER COMMON SHARE

     Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of vested common shares outstanding for the period. Diluted net loss per share is computed giving effect to all dilutive potential common shares, including options, warrants, convertible subordinated debentures and convertible preferred stock. Options, warrants, convertible subordinated debentures and convertible preferred stock were not included in the computation of diluted net loss per share for the years ended March 31, 1997, March 27, 1998 and March 26, 1999 and for the nine months ended December 25, 1998 and December 24, 1999 because the effect would be antidilutive. A reconciliation of the numerator and denominator used in the calculation of historical basic and diluted net loss per share follows (in thousands, except per share data):


                                               YEARS ENDED                     NINE MONTHS ENDED
                                   -----------------------------------    ----------------------------
                                   MARCH 31,    MARCH 27,    MARCH 26,    DECEMBER 25,    DECEMBER 24,
                                     1997         1998         1999           1998            1999
                                   ---------    ---------    ---------    ------------    ------------
                                                                          (UNAUDITED)
Numerator:
  Net loss.......................   $(5,973)    $(12,628)    $(10,570)      $(7,347)        $ (9,370)
                                    =======     ========     ========       =======         ========
Denominator:
  Weighted average common shares
     outstanding.................     1,931        2,431        2,405         2,405            2,489
  Weighted average unvested
     common shares subject to
     repurchase..................       (38)         (55)         (38)          (38)             (36)
                                    -------     --------     --------       -------         --------
Denominator for basic and diluted
  calculation....................     1,893        2,376        2,367         2,367            2,453
                                    =======     ========     ========       =======         ========
Net loss per common share-basic
  and diluted....................   $ (3.16)    $  (5.31)    $  (4.47)      $ (3.10)        $  (3.82)
                                    =======     ========     ========       =======         ========

                          REPEATER TECHNOLOGIES, INC.

ANTIDILUTIVE SECURITIES

     The following securities have not been included in the computation of diluted net loss per share as they are antidilutive:

                                                YEARS ENDED                      NINE MONTHS ENDED
                                   --------------------------------------   ---------------------------
                                   MARCH 31,     MARCH 27,     MARCH 26,    DECEMBER 25,   DECEMBER 24,
                                      1997         1998          1999           1998           1999
                                   ----------   -----------   -----------   ------------   ------------
                                                                            (UNAUDITED)
Convertible preferred stock
  (after effect of antidilutive
  provision).....................   4,633,436    10,117,088    10,117,088    10,117,088     10,117,088
Options outstanding to purchase
  common stock...................   1,187,993     2,392,436     2,702,367     2,585,437      3,044,176
Warrants outstanding to purchase
  common stock...................     253,390       252,937       252,937       252,937        252,937
Warrants outstanding to purchase
  Series BB convertible preferred
  stock..........................          --       835,352       835,352       835,352        835,352
Warrants outstanding to purchase
  Series DD convertible preferred
  stock..........................          --            --         3,955            --        103,955

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position No. 98-1, or SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. Adoption of SOP 98-1 did not have a material impact on its results of operations.

     In April 1998, the Accounting Standards Executive Committee issued Statement of Position 98-5, or SOP 98-5, "Reporting on the Costs of Start-Up Activities." This standard requires companies to expense the costs of start-up activities and organization costs as incurred. In general, SOP 98-5 is effective for fiscal years beginning after December 15, 1998. Adoption of SOP 98-5 did not have a material impact on its results of operations.

     In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of hedging relationship that exists. SFAS 133 will be effective for fiscal years beginning after June 15, 2000. The Company does not currently hold derivative instruments or engage in hedging activities.

                          REPEATER TECHNOLOGIES, INC.

NOTE 2 -- BALANCE SHEET COMPONENTS (IN THOUSANDS):

     Inventories consisted of the following:


                                                    MARCH 27,    MARCH 26,    DECEMBER 24,
                                                      1998         1999           1999
                                                    ---------    ---------    ------------
Raw materials.....................................   $ 4,878      $ 3,168       $ 3,193
Work in process...................................     1,203          546           517
Finished goods....................................       606          784           670
                                                     -------      -------       -------
                                                       6,687        4,498         4,380
Less: allowance...................................    (3,917)      (1,858)       (2,167)
                                                     -------      -------       -------
                                                     $ 2,770      $ 2,640       $ 2,213
                                                     =======      =======       =======



     Service parts consisted of the following:



Service parts.....................................   $   450      $   596       $   612
Less: accumulated depreciation....................      (133)        (301)         (308)
                                                     -------      -------       -------
                                                     $   317      $   295       $   304
                                                     =======      =======       =======


     Property and equipment consisted of the following:


                                                    MARCH 27,    MARCH 26,    DECEMBER 24,
                                                      1998         1999           1999
                                                    ---------    ---------    ------------
Computer equipment................................   $ 1,165      $ 1,643       $ 1,885
Manufacturing equipment...........................     2,787        3,279         3,667
Furniture and fixtures............................       406          440           518
Leasehold improvements............................        79           79            79
                                                     -------      -------       -------
                                                       4,437        5,441         6,149
Less: accumulated depreciation....................    (2,866)      (3,593)       (4,189)
                                                     -------      -------       -------
                                                     $ 1,571      $ 1,848       $ 1,960
                                                     =======      =======       =======



     Depreciation expense was $416,000, $636,000, $810,000, $558,000, and
$596,000 for the years ended March 31, 1997, March 27, 1998 and March 26, 1999 and nine months ended December 25, 1998 and December 24, 1999, respectively.


     Included as part of the property and equipment balances above:


                                                MARCH 27,       MARCH 26,       DECEMBER 24,
                                                  1998            1999              1999
                                                ---------    ---------------    ------------
Capital leased equipment......................   $ 1,671         $ 1,106          $ 1,686
Less: Accumulated depreciation................      (724)           (828)          (1,272)
                                                 -------         -------          -------
                                                 $   947         $   278          $   414
                                                 =======         =======          =======



NOTE 3 -- BANK LINE OF CREDIT:



     In March 1998, the bank extended for six months its line-of-credit agreement with the Company. Under the agreement, the Company was able to borrow the lesser of 70% of certain accounts receivable, as defined in the agreement, or $2,000,000. Borrowings bore interest at 3/4 of 1% above the bank's prime rate (9.25% at March 27, 1998). Borrowings were secured by all assets of the Company, subject to permitted liens. The Company paid all amounts due under this line of credit during fiscal 1999. The line of credit was closed when paid.

                          REPEATER TECHNOLOGIES, INC.

NOTE 4 -- COMMITMENTS:


     The Company has entered into capital lease arrangements for computer and manufacturing equipment and furniture. The Company also leases its administrative and manufacturing facility under an operating lease which expires in 2004, as well as certain equipment under non-cancellable operating leases which expire in 2001. As of December 24, 1999 future minimum lease payments under non-cancelled capital and operating leases for years ending March 31 are as follows:



                                                                            NON-CANCELLABLE
                                                          CAPITAL LEASES    OPERATING LEASES
                                                          --------------    ----------------
                                                                    (IN THOUSANDS)
2000 (3 months).........................................      $  125             $  155
2001....................................................         497                624
2002....................................................         420                635
2003....................................................         127                646
2004....................................................          --                485
                                                              ------             ------
          Total minimum lease payments..................       1,169             $2,545
                                                                                 ======
Less: amount representing interest......................         144
                                                              ------
Present value of minimum lease payments.................       1,025
Less: current portion...................................         515
                                                              ------
Long-term portion.......................................      $  510
                                                              ======


     Rent expense under operating leases for the years ended March 31, 1997, March 27, 1998 and March 26, 1999 and nine months ended December 25, 1998 and December 24, 1999 was approximately $418,000, $406,000, $476,000, $325,000 and
$525,000, respectively.


NOTE 5 -- CONVERTIBLE SUBORDINATED DEBENTURES:


     The Company issued $15,000,000 in five-year convertible subordinated debentures in November 1998. The debentures accrue interest at 8.0% per year, payable quarterly in arrears, and mature November 25, 2003. The debentures are convertible into Series DD convertible preferred stock at any time prior to the maturity date at the option of the holder. In addition, the Company has the right to convert the debentures into fully paid and nonassessable shares of Series DD convertible preferred stock in the event that it completes a qualified public offering at which time Series DD convertible preferred stock will automatically convert into common stock. The conversion price for the Series DD preferred stock in either case is $5.50 per share.

                          REPEATER TECHNOLOGIES, INC.

NOTE 6 -- STOCKHOLDERS' EQUITY:

CONVERTIBLE PREFERRED STOCK


     Convertible preferred stock is issuable in series. At December 24, 1999, preferred stock was designated, issued and outstanding as follows:


                                                                     PROCEEDS,
                                                 SHARES               NET OF
                                        -------------------------    ISSUANCE     LIQUIDATION
                                        AUTHORIZED    OUTSTANDING      COSTS      PREFERENCE
                                        ----------    -----------    ---------    -----------
                                                                          (IN THOUSANDS)
Series AA.............................   1,228,409     1,225,468      $ 6,200       $ 6,250
Series BB.............................   5,081,668     4,246,316       11,145        11,210
Series CC.............................   4,600,000     4,402,907       12,071        12,108
Series DD.............................   3,300,000            --           --            --
                                        ----------     ---------      -------       -------
                                        14,210,077     9,874,691      $29,416       $29,568
                                        ==========     =========      =======       =======

     In June 1996, the Board of Directors authorized the conversion of each outstanding share of Series A, Series B, Series C and Series D convertible preferred stock into one share of common stock. Additionally, the Board authorized a 10-for-1 reverse split of all outstanding shares of common stock (including those issued upon conversion of the preferred stock) and reset the authorized number of shares of common stock to 10,000,000. All share data in the accompanying financial statements have been adjusted retroactively to give effect to the reverse stock split.

     In June 1996, the Board of Directors authorized the conversion of every ten shares of Series E convertible preferred stock into one outstanding share of a new series of preferred stock designated "Series AA convertible preferred stock." Additionally, the Board authorized and issued 3,407,948 shares of a new series of preferred stock designated "Series BB convertible preferred stock." Participation in this financing was completed in three closings. As part of the initial closing, the Company issued 6.84% convertible promissory notes totaling $849,000. The notes automatically converted into Series BB convertible preferred stock in the subsequent closings. In August 1997, the Board of Directors authorized the issuance of approximately 838,368 additional shares of Series BB convertible preferred stock at a price of $2.64 per share.

     In November and December 1997, the Board of Directors authorized and issued approximately 4,402,907 shares of a new series of convertible preferred stock designated as "Series CC convertible preferred stock" at a price of $2.75 per share. In connection with this Series CC convertible preferred stock issuance, the Board of Directors approved an amendment to the Company's Articles of Incorporation to increase the number of shares of convertible preferred and common stock authorized for issuance to 10,910,077 and 18,000,000 shares, respectively.

     In connection with the designation of 3,300,000 shares of Series DD convertible preferred stock, to be issued upon conversion of the convertible subordinated debentures, in October 1998, the Board of Directors approved an amendment to the Company's Articles of Incorporation to increase the number of preferred and common stock authorized for issuance to 14,210,077 and 30,000,000 shares, respectively.

CONVERSION

     Each share of Series AA, BB, CC and DD convertible preferred stock is convertible into shares of common stock, at the option of the holder, according to a conversion ratio, subject to adjustments in accordance with antidilution provisions contained in the Company's Articles of Incorporation.

                          REPEATER TECHNOLOGIES, INC.

     As of December 24, 1999, the conversion ratio in effect is one share of common stock for each share of Series BB, CC and DD convertible preferred stock, and 1.1978 shares of common stock for each share of Series AA convertible preferred stock.



     Each share of Series AA, BB and DD convertible preferred stock automatically converts into the number of shares of common stock into which such shares are convertible at the then effective conversion ratio upon the affirmative vote of at least a majority of the shares of such preferred stockholders by series or upon the closing of a public sale of common stock at a per share price of not less than $10 and aggregate gross proceeds of not less than $10,000,000. Each share of Series CC convertible preferred stock automatically converts into the number of shares of common stock into which such shares are convertible at the then effective conversion ratio upon the affirmative vote of at least 2/3 of the shares of such preferred stockholders or upon the closing of a public sale of common stock at a per share price of not less than $10 and aggregate gross proceeds of not less than $10,000,000.


DIVIDENDS

     The preferred stockholders are entitled to receive non-cumulative dividends, prior and in preference to any payment of any dividend on common stock, when and if declared by the Board of Directors, in the amount of $0.51, $0.26, $0.28, and $0.55 per share for Series AA, Series BB, Series CC, and Series DD convertible preferred stock, respectively. The holders of Series AA, BB, CC and DD convertible preferred stock will also be entitled to participate in dividends on common stock, when and if declared by the Board of Directors, based on the number of shares of common stock held on an as-if converted basis. No dividends have been declared to date.

LIQUIDATION

     In the event of liquidation and to the extent assets are available, the Series AA, Series BB, Series CC, and Series DD convertible preferred stockholders are entitled to a liquidation preference distribution of $5.10, $2.64, $2.75, and $5.50 per share, respectively, plus declared but unpaid dividends, before any liquidation distributions are made to common stockholders. Additionally, the Series CC and Series DD convertible preferred stock will share the remaining proceeds pro rata, on an as-converted to common stock basis, with the holders of common stock.

VOTING

     Each share of Series AA, BB, CC and DD convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock.

     As long as at least 1,187,500 shares of Series AA and Series BB, 1,500,000 shares of Series CC, and 900,000 shares of Series DD convertible preferred stock remain outstanding, the Company must obtain approval from a majority of the convertible preferred stockholders by class in order to alter the Articles of Incorporation as related to convertible preferred stock, change the authorized number of shares of common or convertible preferred stock, redeem or repurchase any shares of common Stock other than shares subject to the right of repurchase by the Company, authorize a dividend for any class or series of stock, authorize or issue any equity security having a preference over, or being in parity with, the Series AA, BB, CC and DD convertible preferred stock, or effect a liquidation, merger, consolidation or sale of assets of the Company that results in a transfer of 50% or more of the voting control of the Company.

     Holders of Series AA, BB, CC and DD convertible preferred stock shall be entitled to elect, one member, two members, one member and two members of the Board of Directors, respectively. Holders of

                          REPEATER TECHNOLOGIES, INC.

Series AA, BB, CC and DD convertible preferred stock, voting together as a single class with the holders of common stock, shall be entitled to elect the balance of directors, if any.

WARRANTS

     In connection with the issuance of Series E convertible preferred stock, in November 1995 and March 1997, the Company issued warrants to purchase 255,710 and 613 shares of common stock respectively at $0.10 per share. The warrants expire in November 2000 or upon the closing of a public offering by the Company or merger of the Company with another entity, whichever is earlier. As of March 26, 1999, warrants for 3,386 shares have been exercised and warrants for 252,937 shares remained outstanding.

     In connection with the issuance of Series BB convertible preferred stock, in August 1997, the Company issued warrants to investors for the purchase of 816,412 shares of Series BB convertible preferred stock at $2.64 per share. The warrants expire in 2002, or upon the closing of a public offering by the Company or merger of the Company with another entity, whichever is earlier. As of March 26, 1999, all of these warrants remained outstanding.

     In July 1997, in connection with a capital lease, the Company issued warrants to a leasing company for the purchase of 18,940 shares of Series BB convertible preferred stock at $2.64 per share. The warrants expire in 2004. As of March 26, 1999, all of these warrants remained outstanding

     In connection with an equipment lease line of credit, the Company issued in January 1999 warrants to purchase 3,955 shares of Series DD convertible preferred stock at $5.50 per share. The warrants expire in 2009. As of March 26, 1999, all warrants remained outstanding.

     Using the Black-Scholes method, the fair market values of the warrants issued in conjunction with the lease were determined to be insignificant.


     In July 1999, in connection with two promissory notes issued to a financial institution, the Company issued warrants to purchase 100,000 shares of Series DD convertible preferred stock at $5.50 per share. The warrants expire in 2006. As of December 24, 1999, all warrants remained outstanding. These warrants were valued using the Black-Scholes method using the same assumptions for SFAS 123 disclosures (note 6) plus a volatility factor of 50% and were recorded as debt discount. The debt discount ($542,000) is being amortized over the term of the promissory notes.


COMMON STOCK

     Share information for all periods has been retroactively adjusted to reflect a 10-for-1 reverse common stock split effected in June 1996.


     A portion of the shares issued are subject to a right of repurchase at original price in favor of the Company, which lapses over service period. At December 24, 1999, shares subject to repurchase are as follows:



Stock option exercised but not yet vested...................     36,309
Shares issued in connection with acquisition (see Note
  12).......................................................    573,334
                                                                -------
                                                                609,643
                                                                =======


FAIR VALUE OF COMMON STOCK

     In the absence of a public trading market for the Company's common stock, alternative means for determining the fair value were used by the Board of Directors. Factors considered included the consideration received from the third parties for the issuance of Series AA, BB, CC, and DD convertible preferred stock of the Company, the significant liquidation, participation and other preferences of the

                          REPEATER TECHNOLOGIES, INC.

holders of these preferred stocks, the financial condition of the Company, including milestones in the development of the Company's business and the market conditions.

RESERVED SHARES

     The Company has reserved shares of common stock for future issuance as follows:


                                                                DECEMBER 24,
                                                                    1999
                                                                ------------
Conversion of preferred stock outstanding (after effect of
  antidilution provisions)..................................     10,117,088
Conversion of Series DD convertible preferred stock issuable
  upon conversion of convertible subordinated debentures....      2,727,263
Shares available for stock option grants....................        740,523
Stock options outstanding...................................      3,044,176
Warrants outstanding to purchase common stock...............        252,937
Conversion of Series BB convertible preferred stock issuable
  upon exercise of outstanding warrants.....................        835,352
Conversion of Series DD convertible preferred stock issuable
  upon exercise of outstanding warrants.....................        103,955
                                                                 ----------
                                                                 17,821,294
                                                                 ==========


STOCK PLANS


     In May 1990, the Company adopted the 1990 Incentive Stock Plan under which shares of common stock are reserved for exercise of options to be granted to key employees, members of the Board of Directors and consultants to the Company. As of December 24, 1999, a total of 2,716,910 shares have been reserved for option grants under this Plan.


     In May 1993, the Company adopted the Key Executives Stock Option Plan under which shares of common stock are reserved for exercise of options to be granted to certain key executive employees of the Company. A total of 1,351,544 shares have been reserved for option grants under this Plan.


     The Plans permit the Company to (i) grant incentive options at 100% of fair value at the date of grant; (ii) grant nonqualified options at 85% or greater of fair value; and (iii) sell common stock at 85% of fair value subject to stock purchase agreements giving the Company repurchase rights in the event of termination. Options have a vesting period of four years from the date of grant and are exercisable immediately. The Company has a right to repurchase all or any of the unvested shares, at the original exercise price, in the event of termination of employment. The options have a maximum term of ten years. Options granted to 10% stockholders shall have a maximum term of five years.

                          REPEATER TECHNOLOGIES, INC.

PRO FORMA STOCK-BASED COMPENSATION

     The Company has adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation". Had compensation costs been determined based on the fair value method prescribed by that statement, the Company's net loss would have been as follows (in thousands, except per share amounts):


                                               YEARS ENDED                     NINE MONTHS ENDED
                                   -----------------------------------    ----------------------------
                                   MARCH 31,    MARCH 27,    MARCH 26,    DECEMBER 25,    DECEMBER 24,
                                     1997         1998         1999           1998            1999
                                   ---------    ---------    ---------    ------------    ------------
                                                                          (UNAUDITED)
Net loss attributed to common
  stockholders -- as reported....   $(5,973)    $(12,628)    $(10,570)      $(7,347)        $(9,370)
Net loss attributed to common
  stockholders -- pro forma......   $(5,984)    $(12,672)    $(10,707)      $(7,380)        $(9,890)
Net loss per common
  share -- basic and diluted as
  reported.......................   $ (3.16)    $  (5.31)    $  (4.47)      $ (3.10)        $ (3.82)
Net loss per common
  share -- basic and diluted pro
  forma..........................   $ (3.16)    $  (5.33)    $  (4.52)      $ (3.12)        $ (4.03)


     Such pro forma disclosures may not be representative of future compensation cost because options vest over several years and additional grants are made each year. The fair value of each option grant is estimated on the date of grant using the minimum value method with the following assumptions used for grants:

                                                YEARS ENDED                     NINE MONTHS ENDED
                                    -----------------------------------    ----------------------------
                                    MARCH 31,    MARCH 27,    MARCH 26,    DECEMBER 25,    DECEMBER 24,
                                      1997         1998         1999           1998            1999
                                    ---------    ---------    ---------    ------------    ------------
                                                                           (UNAUDITED)
Weighted average risk-free
  interest rate...................      6.10%        5.50%        5.18%         5.35%           5.00%
Expected life.....................   5 years      5 years      5 years       5 years         5 years
Expected dividends................         0%           0%           0%            0%              0%

     Based on the above assumptions, the weighted average minimum values per share of options granted were approximately $0.08, $0.07, $3.90, $3.30 and $8.14 for the years ended March 31, 1997, March 27, 1998 and March 26, 1999 and the nine month ended December 25, 1998 and December 24, 1999, respectively.

                          REPEATER TECHNOLOGIES, INC.

     The following table summarizes stock option activity:


                                                                                WEIGHTED-
                                                 SHARES                          AVERAGE
                                               AVAILABLE        SHARES        EXERCISE PRICE
                                               FOR GRANT      OUTSTANDING       PER SHARE
                                               ----------    -------------    --------------
Balance at March 31, 1996....................     404,385        243,508          $0.50
Additional shares reserved...................   1,067,394             --             --
Shares repurchased...........................       2,208             --          $0.50
Granted......................................    (946,850)       946,850          $0.30
Exercised....................................          --         (2,365)         $0.36
Canceled.....................................          --             --             --
                                               ----------      ---------          -----
Balance at March 31, 1997....................     527,137      1,187,993          $0.34
Additional shares reserved...................   1,239,967             --             --
Shares repurchased...........................      30,039             --          $0.50
Granted......................................  (1,216,600)     1,216,600          $0.30
Exercised....................................          --         (4,655)         $0.34
Canceled.....................................       7,502         (7,502)         $0.40
                                               ----------      ---------          -----
Balance at March 27, 1998....................     588,045      2,392,436          $0.32
Additional shares reserved...................          --             --             --
Granted......................................    (489,320)       489,320          $2.18
Exercised....................................          --         (2,430)         $0.42
Canceled.....................................     176,959       (176,959)         $0.57
                                               ----------      ---------          -----
Balance at March 26, 1999....................     275,684      2,702,367          $0.64
Additional shares reserved...................   1,000,000             --             --
Granted......................................  (1,060,900)     1,060,900          $3.00
Exercised....................................          --       (193,352)         $0.32
Canceled.....................................     525,739       (525,739)         $1.01
                                               ----------      ---------          -----
Balance at December 24, 1999.................     740,523      3,044,176          $1.42
                                               ==========      =========          =====



     The following table summarizes information relating to stock options outstanding at December 24, 1999:


                                                                                WEIGHTED-
                                                                                 AVERAGE
                                                              OPTIONS           REMAINING
                                                          OUTSTANDING AND      CONTRACTUAL
                 OPTION EXERCISE PRICE                      EXERCISABLE      LIFE (IN YEARS)
                 ---------------------                    ---------------    ---------------
$0.30...................................................     1,492,825            7.59
$0.50...................................................       216,371            4.84
$1.00...................................................        68,500            8.72
$2.00...................................................       100,000            8.72
$3.00...................................................     1,166,480            9.71
-----                                                     -------------      ----------
$1.42 (weighted average)................................     3,044,176            8.25
-----                                                     -------------      ----------
-----                                                     -------------      ----------


     As of December 24, 1999, approximately 879,054 options outstanding were vested, and approximately 36,309 unvested options had been exercised and were subject to the Company's repurchase rights.

                          REPEATER TECHNOLOGIES, INC.

STOCK-BASED COMPENSATION

     During the year ended March 26, 1999 and the nine months ended December 24, 1999, the Company recorded $1,041,000 and $7,572,000 of unearned stock-based compensation for the excess of the deemed fair market value over the exercise price at the date of grant. The compensation expense is being recognized over the option vesting period of four years, using the method prescribed by FIN 28. Under the FIN 28 method, each vested tranche of options is accounted for as a separate option grant awarded for past services. Accordingly, the compensation expense is recognized over the period during which the services have been provided. This method results in a front-loading of the compensation expense. For the year ended March 26, 1999 and the nine months ended December 24, 1999, the Company recorded $286,000 and $1,485,000 of stock-based compensation expense in connection with options granted to employees and consultants.

     Assuming all employees with outstanding options remain employed by the Company through the vesting period, the total unearned stock-based compensation recorded for all option grants through December 24, 1999 will be amortized as follows: $1 million for the remainder of the year ending March 31, 2000; $3.2 million for the year ending March 31, 2001; $1.7 million for the year ending March 31, 2002, $0.8 million for the year ending March 31, 2003 and $0.2 million thereafter.

NOTE 7 -- 401(k) PLAN:

     The Company has a 401(k) plan under which matching and discretionary contributions may be made. The Company did not make any contributions under this plan for any of the periods presented.

NOTE 8 -- RESEARCH AND DEVELOPMENT CONTRACT:

     In January 1997, the Company entered into an agreement with a corporation for the joint development of a new product line. The agreement provided for funding of the Company's development efforts for the product. Under this agreement, approximately $900,000 and $225,000 was received by the Company in fiscal 1997 and 1998, respectively. Approximately half of these amounts were subject to refund if final acceptance of the product was not obtained and as of March 31, 1997 $450,000 was deferred. The Company incurred costs of approximately $280,000 and $1,400,000 in fiscal 1997 and 1998, respectively, under this agreement. Costs incurred by the Company under this agreement, offset by funding received which is not subject to refund, have been included in research and development expenses. This agreement was discontinued in fiscal 1998 and amounts previously deferred have been subsequently repaid by the Company based on a note payable entered into between the parties (see Note 9).

NOTE 9 -- NOTES PAYABLE:

     In October 1997, the Company entered into an agreement for the conversion of certain amounts due to a customer into an unsecured promissory note. The $425,000 note bore interest at 11.50% per annum and was payable in monthly installments from January through December 1998. At March 31, 1999, all amounts due under this note have been paid.


     In March 1998, in conjunction with a settlement of the research and development contract described in Note 8, the Company entered into an unsecured promissory note with the other party to this contract for the repayment of amounts advanced to the Company. The $570,000 note bears interest at 9% per annum and is payable in quarterly installments of principal and accrued interest through October 1999. At December 24, 1999 all amounts under this promissory note have been paid.



     In July 1999, the Company entered into a note agreement with a financial institution. Borrowings made pursuant to this agreement will not exceed $5,000,000 in the aggregate and will be secured by all assets of the Company, subject to permitted liens. Pursuant to this agreement, the Company has issued, in

                          REPEATER TECHNOLOGIES, INC.

July 1999 and September 1999, two promissory notes for $3,000,000 and $2,000,000, respectively, bearing interest at 13.47% and 13.68%, respectively. The Company will make monthly interest-only payments through February 2000, followed by 30 monthly installments of $118,335 and $79,090 for the $3,000,000 and the $2,000,000 promissory notes, respectively.



     The promissory notes contain restrictions, including but not limited to, the sale of assets, payment of dividends and acquisition of stock or assets of any company. The acquisition of substantially all of the assets and assuming substantially all of the liabilities of The Gwydion Company LLC (Note 12) resulted in the Company violating certain covenants. As a result of the violation, the financial institution had the right to declare the promissory notes immediately due and payable. The Company asked for and received a waiver from the financial institution of the existing violation of the covenants and for prospective violations of the covenants related to the Company's reincorporation in Delaware and the closing of the initial public offering.


NOTE 10 -- INCOME TAXES:

     Net deferred tax assets are as follows (in thousands):


                                                                 YEARS ENDED              NINE MONTHS
                                                      ---------------------------------      ENDED
                                                      MARCH 31,   MARCH 27,   MARCH 26,   DECEMBER 24,
                                                        1997        1998        1999          1999
                                                      ---------   ---------   ---------   ------------
                                                                                          (UNAUDITED)
Deferred tax assets:
  Net operating loss carryforwards..................   $ 4,694    $  9,027    $ 13,075      $ 15,644
  Research and other credits........................       429         751         985         1,003
  Inventory reserve.................................     1,202       1,613         860           986
  Intangible assets.................................        --          --          --           354
  Depreciation and amortization.....................       325         564         888           983
  Other accruals and reserves not currently
     deductible for tax purposes....................       576         328         657           401
                                                       -------    --------    --------      --------
          Total deferred tax assets.................     7,226      12,283      16,465        19,371
  Valuation allowance for deferred taxes............    (7,226)    (12,283)    (16,465)      (19,371)
                                                       -------    --------    --------      --------
          Net deferred taxes........................   $    --    $     --    $     --      $     --
                                                       =======    ========    ========      ========


     Management believes that, based on a number of factors, it is more likely than not that the deferred tax assets will not be utilized, such that a full valuation allowance has been recorded.

     At March 26, 1999, the Company had federal and state net operating loss carryforwards of approximately $36,721,000 and $10,197,000, respectively, available to offset future taxable income. The Company also had federal and state research and development tax credits of approximately $700,000 and $432,000. The net operating loss and tax credit carryforwards will expire at various dates from 2002 through 2019, if not utilized.

     At December 24, 1999, the Company had federal and state net operating loss carryforwards of approximately $43,407,000 and $15,743,000 respectively, available to offset future taxable income. The Company also had federal and state research and development tax credits of approximately $714,000 and $443,000. The net operating loss and tax credit carryforwards will expire at various dates from 2000 to 2019, if not utilized.

     Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state

                          REPEATER TECHNOLOGIES, INC.

provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

NOTE 11 -- UNAUDITED PRO FORMA NET LOSS PER COMMON SHARE AND PRO FORMA STOCKHOLDERS' EQUITY:


     Upon the closing of the Company's initial public offering, all outstanding Series AA, BB, CC, and DD convertible preferred stock (See Note 13) will be converted into common stock. The pro forma effect of this conversion has been presented as a separate column in the Company's balance sheet.


     Pro forma basic and diluted net loss per share have been computed to give effect to common equivalent shares from convertible preferred stock that will automatically convert upon the closing of the Company's initial public offering (using the as-if-converted method) for the year ended March 26, 1999 and the nine months ended December 24, 1999.

     In addition, there are outstanding warrants to purchase 252,937 shares of common stock and 816,412 shares of convertible preferred stock which will automatically convert into common stock and will expire upon the closing of the offering, if not exercised earlier. The Company has received indications from the warrant holders that they intend to exercise their warrants. The Company has reflected the exercise of warrants in the unaudited pro forma stockholder's equity.

     A reconciliation of the numerator and denominator used in the calculation of pro forma basic and diluted net loss per common share follows (in thousands, except per share data):


                                                                YEAR       NINE MONTHS
                                                                ENDED         ENDED
                                                              MARCH 26,    DECEMBER 24,
                                                                1999           1999
                                                              ---------    ------------
Numerator:
  Net loss..................................................  $(10,570)      $ (9,370)
                                                              ========       ========
Denominator
  Shares used in computing basic and diluted net loss per
     share..................................................     2,367          2,453
  Adjusted to reflect the effect of the assumed conversion
     of convertible preferred stock from the date of
     issuance:
       Series AA convertible preferred stock................     1,468          1,468
       Series BB convertible preferred stock................     4,246          4,246
       Series CC convertible preferred stock................     4,403          4,403
       Series DD convertible preferred stock (including
        convertible subordinated debentures)................     1,016          2,727
                                                              --------       --------
Weighted average shares used in computing pro forma basic
  and diluted net loss per share............................    13,500         15,297
                                                              ========       ========
Pro forma basic and diluted net loss per share..............  $  (0.78)      $  (0.61)
                                                              ========       ========



NOTE 12 -- ACQUISITION:



     On November 4, 1999, the Company acquired substantially all of the assets of The Gwydion Company LLC ("Gwydion"), a development stage company engaged in design and development of radio frequency and microwave fiber-optic equipment for cellular and PCS (personal communication services), satellite communications and related markets. The purchase consideration consisted of $754,000 in cash.



     In addition, the Company issued 573,334 shares of common stock to the members of The Gwydion Company LLC. These shares will be held in an escrow account and will be subject to the Company's right of repurchase for $1.00 in the aggregate until certain performance criteria are met. These performance

                          REPEATER TECHNOLOGIES, INC.

criteria include continued employment of one member for a period of 18 months. The Company will revalue these shares at the end of each reporting period until vested. The compensation expense will be recognized over the 18 months, using the method prescribed by FIN 28, as explained in Note 6. At December 24, 1999 and for the nine months then ended, the Company recorded unearned compensation and research and development expense of $5,637,000 and $704,000, respectively, under this arrangement.


     The transaction was recorded using the purchase method of accounting and the results of Gwydion have been included in the Company's financial statements subsequent to November 4, 1999. The allocation of the purchase price to the tangible and identifiable intangible assets acquired in connection with this acquisition was based on estimated fair values as determined by management as follows (in thousands):


Computer equipment..........................................  $  10
Assumed liabilities.........................................   (175)
Acquired workforce..........................................     34
Acquired in-process research and development................    885
Deferred income taxes.......................................    354
Valuation allowance.........................................   (354)
                                                              -----
Total purchase consideration................................  $ 754
                                                              =====



     The amortization of acquired workforce is being computed over three years on the straight-line basis. In connection with the acquisition of Gwydion the Company recorded an in process technology charge of $0.9 million during the period ended December 24, 1999. An independent appraisal was performed to determine the fair value of the identifiable assets, including the portion of the purchase price attributed to the acquired in-process technology. The income approach was used to value acquired in-process technology, which includes an analysis of the completion costs, cash flows, other required assets and risks associated with achieving such cash flows. The present value of these cash flows are then calculated with a discount rate of 30%. At the date of acquisition, the Company determined the technological feasibility of Gwydion's product was not established, and accordingly, wrote off the corresponding amount to acquired in-process technology. Gwydion is expected to introduce the final product by August 2000. Approximately $1.6 million in research and development had been spent up to the date of the acquisition in an effort to develop the technology to produce a commercially viable product. The future research and development expense associated with the acquired in-process product was estimated to be approximately $0.9 million between November 1999 and August 2000. Currently the Company knows of no developments which would lead it to change its original assessment of the expected completion and commercial viability of this project. At the date of acquisition, the only identifiable intangible assets acquired were the technology under development, the acquired workforce.



     The following unaudited pro forma summary presents the consolidated results of operations of the Company for the year ended March 26, 1999 and the nine months ended December 24, 1999, combined with the statements of operations of Gwydion for the year ended December 31, 1998 and the nine months ended September 30, 1999, as if the acquisition of substantially all of the assets of Gwydion occurred on April 1, 1998, giving effect to an acquisition adjustment for the elimination of acquired in-process technology and compensation costs charged to operations in connection with the acquisition.



                               YEAR ENDED        NINE MONTHS ENDED
                             MARCH 26, 1999      SEPTEMBER 30, 1999
                             --------------      ------------------
Net Revenue................     $  9,658              $12,321
Net loss...................     $(11,407)             $(8,827)

                          REPEATER TECHNOLOGIES, INC.

     The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for the entire period presented. In addition, they are not intended to be a projection of future results.



NOTE 13 -- SUBSEQUENT EVENTS


REINCORPORATION

     On February 15, 2000 the Board of Directors authorized the reincorporation of the Company in the State of Delaware.


     Following the reincorporation, which has not yet been approved by the Company's stockholders, the Company will be authorized to issue 70,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock.


INITIAL PUBLIC OFFERING

     On February 15, 2000, the Board of Directors authorized the filing of a registration statement for an underwritten public offering of the Company's Common Stock.

2000 EQUITY INCENTIVE PLAN

     On February 15, 2000, the Board of Directors approved the 2000 Equity Incentive Plan under which 3,000,000 shares were reserved for grants to employees, directors and consultants. The plan will be effective upon the closing of an underwritten public offering of the Company's Common Stock.

2000 EMPLOYEE STOCK PURCHASE PLAN

     On February 15, 2000, the Board of Directors approved the 2000 Employee Stock Purchase Plan under which 500,000 shares were reserved. The plan will be effective upon the closing of an underwritten public offering of the Company's Common Stock.

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Members


of The Gwydion Company, LLC


(a development stage company)



     In our opinion, the accompanying balance sheets and the related statements of operations, of members' deficit and of cash flows present fairly, in all material respects, the financial position of The Gwydion Company, LLC (a development stage company) at December 31, 1998 and September 30, 1999, and the results of its operations and its cash flows for the year ended December 31, 1998, the nine months ended September 30, 1999 and the period from December 6, 1996 (date of inception) to September 30, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICEWATERHOUSECOOPERS LLP



San Jose, California


March 15, 2000

                            THE GWYDION COMPANY, LLC


                         (A DEVELOPMENT STAGE COMPANY)



                                 BALANCE SHEETS



                                     ASSETS



                                                              DECEMBER 31,    SEPTEMBER 30,
                                                                  1998            1999
                                                              ------------    -------------
Current assets:
  Cash and cash equivalents.................................  $    23,000      $     9,000
                                                              -----------      -----------
          Total current assets..............................       23,000            9,000
Property and equipment, net.................................       18,000           28,000
Other assets................................................        2,000            2,000
                                                              -----------      -----------
          Total assets......................................  $    43,000      $    39,000
                                                              ===========      ===========
                             LIABILITIES AND MEMBERS' DEFICIT
Current liabilities:
  Notes payable, current....................................  $   274,000      $   574,000
  Accounts payable..........................................       42,000           42,000
  Accrued liabilities.......................................       12,000           29,000
  Loans due to members, current.............................      412,000        1,109,000
                                                              -----------      -----------
          Total current liabilities.........................      740,000        1,754,000
Notes payable, net of current portion.......................       36,000           30,000
Loans due to members, net of current portion................      419,000          378,000
                                                              -----------      -----------
          Total liabilities.................................    1,195,000        2,162,000
                                                              ===========      ===========
Commitments (Note 5)
Members' deficit accumulated during the development stage...   (1,152,000)      (2,123,000)
                                                              -----------      -----------
          Total liabilities and members' deficit............  $    43,000      $    39,000
                                                              ===========      ===========



   The accompanying notes are an integral part of these financial statements.

                            THE GWYDION COMPANY, LLC


                         (A DEVELOPMENT STAGE COMPANY)



                            STATEMENTS OF OPERATIONS



                                                                                         PERIOD FROM
                                                                                         DECEMBER 6,
                                                                        NINE MONTHS     1996 (DATE OF
                                                        YEAR ENDED         ENDED        INCEPTION) TO
                                                       DECEMBER 31,    SEPTEMBER 30,    SEPTEMBER 30,
                                                           1998            1999             1999
                                                       ------------    -------------    -------------
Net revenues.........................................   $  46,000        $      --       $   117,000
Operating expenses:
  Research and development...........................     565,000          624,000         1,576,000
  Sales and marketing................................      45,000          123,000           219,000
  General and administrative.........................     119,000          190,000           421,000
                                                        ---------        ---------       -----------
          Total operating expenses...................     729,000          937,000         2,216,000
                                                        ---------        ---------       -----------
Loss from operations.................................    (683,000)        (937,000)       (2,099,000)
Interest expense.....................................      51,000           33,000            84,000
Income tax...........................................       1,000            1,000             2,000
                                                        ---------        ---------       -----------
Net loss.............................................   $(735,000)       $(971,000)      $(2,185,000)
                                                        =========        =========       ===========



   The accompanying notes are an integral part of these financial statements.

                            THE GWYDION COMPANY, LLC


                         (A DEVELOPMENT STAGE COMPANY)



                         STATEMENTS OF MEMBERS' DEFICIT



Balance at December 31, 1997................................  $  (350,000)
Capital contributions from members..........................      100,000
Return of capital to members................................      (18,000)
Liquidation of a members interest...........................     (149,000)
Net loss for the year ended December 31, 1998...............     (735,000)
                                                              -----------
Balance at December 31, 1998................................   (1,152,000)
Net loss for the nine months ended September 30, 1999.......     (971,000)
                                                              -----------
Balance at September 30, 1999...............................  $(2,123,000)
                                                              ===========



   The accompanying notes are an integral part of these financial statements.

                            THE GWYDION COMPANY, LLC


                         (A DEVELOPMENT STAGE COMPANY)



                            STATEMENTS OF CASH FLOWS



                                                                                         PERIOD FROM
                                                                                         DECEMBER 6,
                                                                        NINE MONTHS     1996 (DATE OF
                                                        YEAR ENDED         ENDED        INCEPTION) TO
                                                       DECEMBER 31,    SEPTEMBER 30,    SEPTEMBER 30,
                                                           1998            1999             1999
                                                       ------------    -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss...........................................   $(735,000)       $(971,000)      $(2,185,000)
  Adjustments to reconcile net loss to net cash used
     in operating activities:
     Depreciation....................................       5,000            7,000            14,000
     Members' compensation converted to notes
       payable.......................................          --               --           202,000
     Changes in current assets and liabilities:
       Other assets..................................      13,000               --             2,000
       Accounts payable..............................      21,000               --            42,000
       Accrued liabilities...........................      10,000           17,000            29,000
                                                        ---------        ---------       -----------
          Net cash used in operating activities......    (686,000)        (947,000)       (1,896,000)
                                                        ---------        ---------       -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment.................     (16,000)         (17,000)          (42,000)
                                                        ---------        ---------       -----------
          Net cash used in investing activities......     (16,000)         (17,000)          (42,000)
                                                        ---------        ---------       -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from notes payable........................      30,000          300,000           360,000
  Proceeds from loans due to members.................     390,000          697,000         1,487,000
  Repayment of notes payable.........................          --           (6,000)           (6,000)
  Repayment of loans due to members..................     (60,000)         (41,000)         (101,000)
  Capital contributions from members.................     100,000               --           255,000
  Return of capital to members.......................     (18,000)              --           (48,000)
                                                        ---------        ---------       -----------
          Net cash provided by financing
            activities...............................     442,000          950,000         1,947,000
                                                        ---------        ---------       -----------
Net increase (decrease) in cash and cash
  equivalents........................................    (260,000)         (14,000)            9,000
Cash and cash equivalents at beginning of year.......     283,000           23,000                --
                                                        ---------        ---------       -----------
Cash and cash equivalents at end of year.............   $  23,000        $   9,000       $     9,000
                                                        =========        =========       ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for income taxes.........................   $   2,000        $      --       $     2,000
  Cash paid for interest.............................   $  39,000        $  16,000       $    55,000
NON CASH FINANCING AND INVESTING ACTIVITIES:
  Members' compensation converted to loans due to
     members.........................................   $      --        $      --       $   101,000
  Members' compensation converted to notes payable...   $      --        $      --       $   101,000
  Return of capital converted to notes payable.......   $ 149,000        $      --       $   149,000



   The accompanying notes are an integral part of these financial statements.

                            THE GWYDION COMPANY, LLC


                         (A DEVELOPMENT STAGE COMPANY)



                         NOTES TO FINANCIAL STATEMENTS



NOTE 1 -- THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:



     The Gwydion Company, LLC, (the "Company"), was incorporated in California on December 6, 1996.



     The Company is engaged in the business of designing, developing and manufacturing radio frequency and microwave fiberoptic equipment for the cellular, personal communication services, satellite communications and related markets.



     The Company is considered to be in the development stage at December 31, 1998 and September 30, 1999, as defined in the Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises" ("SFAS 7") and since inception has devoted substantially all of its efforts to developing its products, and recruiting personnel.



USE OF ESTIMATES



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



REVENUE RECOGNITION



     To date, revenue has been derived primarily from the sale of evaluation units. Revenue is recognized at the time of shipment, provided no significant obligations are remaining, and collection is probable.



CASH EQUIVALENTS



     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company deposits cash and cash equivalents with high credit quality financial institutions.



CAPITALIZED SOFTWARE DEVELOPMENT COSTS



     Software development costs are included in research and development and are expensed as incurred. After technological feasibility is established, material software development costs are capitalized. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, technological feasibility has not been achieved on any of the Company's products and therefore no cost has been capitalized.



PROPERTY AND EQUIPMENT



     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally five to seven years.



LONG-LIVED ASSETS



     The Company evaluates the recoverability of its long-lived assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

                            THE GWYDION COMPANY, LLC


                         (A DEVELOPMENT STAGE COMPANY)



                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)



START-UP COSTS



     The Company has adopted the provisions of SOP 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"), which provides guidance on the financial reporting of start-up costs and organization costs. It requires the costs of start-up activities and organization costs to be expensed as incurred. As the Company has historically expensed these costs since inception, the adoption of SOP 98-5 did not have a material impact on its financial statements.



INCOME TAXES



     The Company is a limited liability company whereby earnings and losses are included in the members' personal income tax returns.



     The provision of income tax corresponds to the minimum franchise tax and any gross receipts tax payable to the State of California.



NOTE 2 -- BALANCE SHEET COMPONENTS:



                                                     DECEMBER 31,    SEPTEMBER 30,
                                                         1998            1999
                                                     ------------    -------------
Property and equipment:
  Computer equipment...............................    $12,000         $ 23,000
  Furniture and fixtures...........................     13,000           19,000
                                                       -------         --------
                                                        25,000           42,000
  Less: Accumulated depreciation...................     (7,000)         (14,000)
                                                       -------         --------
                                                       $18,000         $ 28,000
                                                       =======         ========



NOTE 3 -- RELATED PARTY TRANSACTIONS:



MEMBERS' COMPENSATION



     The Company recorded compensation expense for management and engineering services provided by members for amounts of $149,000, $96,000, and $518,000, for the year ended December 31, 1998, the nine months ended September 30, 1999, and the period from December 6, 1996 to September 30, 1999. As of December 31, 1998 and September 30, 1999, accrued compensation due to a member amounted to $101,000. This amount is included in loans due to members, current.



LOANS DUE TO MEMBERS



     In December 1997, the Company issued a promissory note to a member for $400,000, payable over five years with principal payments of $7,000 per month plus interest at 2% over prime rate. At December 31, 1998 and September 30, 1999 the balances were $340,000 and $298,000, respectively.



     In June 1998, the Company issued a promissory note for $160,000 to a member with an interest rate of 12%, payable monthly, beginning in December 1998. Principal is due in full in June 2000. At December 31, 1998 and September 30, 1999, the balance was $160,000. Accrued interest was $11,000 and $27,000, respectively.



     From September 1998 to September 1999, the Company received cash advances from a member. These cash advances are repayable on demand and are non interest bearing. As of December 31, 1998 and September 30, 1999, the balances were $230,000 and $927,000, respectively.

                            THE GWYDION COMPANY, LLC


                         (A DEVELOPMENT STAGE COMPANY)



                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)



PROMISSORY NOTES



     On December 13, 1998, the Company issued two promissory notes to two related parties of a retiring member, for an amount of $30,000 each, in replacement for loans made previously. The notes carry no interest and are repayable in monthly installments of $1,000, each, over a 30 month period starting in January 1999. As of December 31, 1998 and September 30, 1999, the remaining balances were $30,000, each and $27,000, each, respectively. The balance outstanding as of September 30, 1999 includes payments in arrears for $3,000, each.



NOTE 4 -- NOTES PAYABLE:



     On December 13, 1998, the Company entered into an agreement with a retiring member, pursuant to which the Company shall pay an amount of $250,000, representing payment of accrued compensation for $101,000, and full liquidation of membership interest for $149,000. The liquidation of membership interest has been accounted for as an equity transaction, with no revaluation of assets and liabilities. As of December 31, 1998 and September 30, 1999, the $250,000 payment due to the former member is included in notes payable, current.



     In connection with a letter of intent for the acquisition of substantially all of the Company's assets, on September 21, 1999, the Company issued a promissory note to Repeater Technologies, Inc. for an amount of $300,000. This note is non-interest bearing, is secured by assignment of ownership rights in certain product designs, and shall be deemed to be part of the consideration to be paid to the Company for the purchase of substantially all of its assets (see
Note 6).



NOTE 5 -- COMMITMENTS:



LEASES



     The Company leases office space under a noncancelable operating lease which expires in January 2004. Rent expense for the year ended December 31, 1998, the nine months ended September 30, 1999 and the period from inception to September 30, 1999 was $23,000, $47,000 and $70,000, respectively.



     Future minimum lease payments under this noncancelable operating lease are as follows:



                   YEARS ENDED                      OPERATING
                   DECEMBER 31,                      LEASES
                   ------------                     ---------
1999 (3 months)...................................  $ 16,000
2000..............................................    64,000
2001..............................................    64,000
2002..............................................    64,000
2003..............................................    80,000
                                                    --------
          Total minimum lease payments............  $288,000
                                                    ========



NOTE 6 -- SUBSEQUENT EVENTS:



     On November 4, 1999, substantially all of the Company's assets were acquired by Repeater Technologies Inc., a company engaged in the development and marketing of products primarily for CDMA based wireless communication networks. The purchase consideration consisted of $454,000 cash, forgiveness of the $300,000 promissory note (see Note 4) and 573,334 shares of Repeater Technologies' common stock. The 573,334 shares will be held in escrow for 18 months to secure the Company's indemnification obligation and to guarantee the successful completion of development of the technology being acquired from the Company and the continued employment of a key employee of Gwydion. In the event of failure to develop the specified product designs, Repeater Technologies Inc. has a right to repurchase the shares for $1.00 in the aggregate.

                          REPEATER TECHNOLOGIES, INC.


                     UNAUDITED PRO FORMA COMBINED CONDENSED


                            STATEMENTS OF OPERATIONS



     On November 4, 1999, the company acquired substantially all of the assets of The Gwydion Company, LLC ("Gwydion"). The acquisition was recorded using the purchase method of accounting and accordingly the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values on the acquisition date, as determined by management.



     The purchase consideration consisted of $754,000 in cash. Of the total purchase price, $885,000 has been allocated to in-process technology, $34,000 has been allocated to workforce in place, and the remainder of the purchase price was allocated to tangible assets acquired and liabilities assumed. Because the in-process technology had not reached the stage of technological feasibility at the acquisition date, and had no alternative future use, the amount was immediately charged to operations. The amount allocated to acquired workforce is being amortized over its estimated useful life of 3 years.



     In connection with the acquisition the Company issued to Gwydion's shareholders 573,334 shares of the Company's common stock. These shares will be held in escrow for 18 months to secure the seller's guarantee of successful completion of certain product designs, and the continued employment of a key former employee of Gwydion. For accounting purpose, this contingent consideration has been treated as a compensation arrangement. An amount of $704,000 has been charged as research and development expense during the period ended December 24, 1999 and an amount of $5,637,000 is included in unearned compensation as of December 31, 1999.



     The following unaudited pro forma combined condensed statements of operations are derived from the historical consolidated financial statements of the Company and Gwydion. The unaudited pro forma combined condensed statements of operations presents the results of operations of Repeater Technologies for the year ended March 26, 1999 and the nine months ended December 24, 1999, combined with the statements of operations of Gwydion for the year ended December 31, 1998 and the 9 months ended September 30, 1999. The unaudited pro forma combined condensed statements of operations give effect to the acquisition of substantially all of the assets of Gwydion as if it had occurred as of April 1, 1998.



     The following unaudited pro forma combined condensed statements of operations are presented for illustrative purposes only and are not necessarily indicative of the operating results that would have occurred if the transaction had been consummated at the date indicated, nor are they necessarily indicative of future operating results of the combined businesses. The unaudited pro forma combined condensed statements of operations should be read in conjunction with the historical consolidated financial statements and related notes of Repeater Technologies, Inc. and The Gwydion Company, LLC included elsewhere herein.

                          REPEATER TECHNOLOGIES, INC.



                     UNAUDITED PRO FORMA COMBINED CONDENSED


                            STATEMENT OF OPERATIONS


                       FOR THE YEAR ENDED MARCH 26, 1999


                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                               REPEATER
                                             TECHNOLOGIES      GWYDION
                                              MARCH 26,      DECEMBER 31,     PRO FORMA     PRO FORMA
                                                 1999            1998        ADJUSTMENTS    COMBINED
                                             ------------    ------------    -----------    ---------
Net revenues...............................    $  9,612         $  46                       $  9,658
Cost of revenues...........................       8,883            --                          8,883
                                               --------         -----                       --------
Gross profit...............................         729            46                            775
                                               --------         -----                       --------
Operating Expenses:
  Research and development.................       4,258           565                          4,823
  Sales and marketing......................       4,514            45                          4,559
  General and administrative...............       2,227           119           $  11(A)       2,357
  In-process research and development......          --            --                             --
                                               --------         -----           -----       --------
          Total operating expenses.........      10,999           729              11         11,739
                                               --------         -----           -----       --------
Loss from operations.......................     (10,270)         (683)            (11)       (10,964)
Other income (expense), net................        (300)          (52)            (90)(B)       (442)
                                               --------         -----           -----       --------
Net loss...................................    $(10,570)        $(735)          $(102)      $(11,407)
                                               ========         =====           =====       ========
Net loss per common share -- basic and
  diluted..................................    $  (4.47)                                    $  (4.82)
                                               ========                                     ========
Shares used in net loss per share
  calculation -- basic and diluted.........       2,367                                        2,367
                                               ========                                     ========
Pro forma net loss per common share --basic
  and diluted (unaudited)..................    $  (0.78)                                    $  (0.84)
                                               ========                                     ========
Shares used in pro forma net loss per
  common share calculation -- basic and
  diluted..................................      13,500                                       13,500
                                               ========                                     ========

                          REPEATER TECHNOLOGIES, INC.



                     UNAUDITED PRO FORMA COMBINED CONDENSED


                            STATEMENT OF OPERATIONS


                  FOR THE NINE MONTHS ENDED DECEMBER 24, 1999


                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                              REPEATER
                                            TECHNOLOGIES       GWYDION
                                            DECEMBER 24,    SEPTEMBER 30,     PRO FORMA      PRO FORMA
                                                1999            1999         ADJUSTMENTS     COMBINED
                                            ------------    -------------    -----------     ---------
Net revenues..............................    $12,321           $  --                         $12,321
Cost of revenues..........................      8,728              --                           8,728
                                              -------           -----                         -------
Gross profit..............................      3,593              --                           3,593
                                              -------           -----                         -------
Operating Expenses:
  Research and development................      4,235             624          $  (704)(C)      4,155
  Sales and marketing.....................      4,748             123                           4,871
  General and administrative..............      1,991             190                7(A)       2,188
  In-process research and development.....        885              --             (885)(D)         --
                                              -------           -----          -------        -------
          Total operating expenses........     11,859             937           (1,582)        11,214
                                              -------           -----          -------        -------
Loss from operations......................     (8,266)           (937)           1,582         (7,621)
Other income (expenses), net..............     (1,104)            (34)             (68)(B)     (1,206)
                                              -------           -----          -------        -------
Net loss..................................    $(9,370)          $(971)         $ 1,514        $(8,827)
                                              =======           =====          =======        =======
Net loss per common share -- basic and
  diluted.................................    $ (3.82)                                        $ (3.60)
                                              =======                                         =======
Shares used in net loss per shares
  calculation -- basic and diluted........      2,453                                           2,453
                                              =======                                         =======
Pro forma net loss per common
  share -- basic and diluted
  (unaudited).............................    $ (0.61)                                        $ (0.58)
                                              =======                                         =======
Shares used in pro forma net loss per
  common share calculation -- basic and
  diluted.................................     15,297                                          15,297
                                              =======                                         =======

                          REPEATER TECHNOLOGIES, INC.



              NOTES TO THE UNAUDITED PRO FORMA COMBINED CONDENSED


                            STATEMENTS OF OPERATIONS



     The following adjustments were applied to the Company's historical financial statements and those of Gwydion to arrive at the pro forma combined financial information.



     A. To record the amortization of workforce in place as if the transaction occurred on April 1, 1998. The acquired workforce amounted to $34,000 and is amortized on a straight-line basis over three years.



     B. To record the interest expense related to the $754,000 cash consideration, using a 12% interest rate (which represents Repeater's incremental borrowing rate).



     C. To eliminate the compensation expense related to contingent consideration paid in connection with the acquisition.



     D. To eliminate the write-off of the value assigned to in-process technology. An independent appraisal was performed to determine the fair value of the identifiable assets, including the portion of the purchase price attributed to the in-process technology. The income approach was used to value acquired in-process technology, which includes an analysis of the completion costs, cash flows, other required assets and risks associated with achieving such cash flows. The present value of this cash flows are then calculated with a discount rate of 30%. At the time of acquisition, the Company determined the technological feasibility of Gwydion's product had not been established, and accordingly, wrote-off the amount to acquired in-process technology.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                4,750,000 SHARES


                          REPEATER TECHNOLOGIES, INC.

                                  COMMON STOCK

                          [REPEATER TECHNOLOGIES LOGO]

                                  ------------

                                   PROSPECTUS

                                           , 2000

                                  ------------

                              SALOMON SMITH BARNEY

                           U.S. BANCORP PIPER JAFFRAY

                                    SG COWEN

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of our common stock registered hereby:


SEC registration fee........................................  $   14,421
NASD fee....................................................       5,963
Printing and engraving expenses.............................     275,000
Accounting fees and expenses................................   1,000,000
Legal fees and expenses.....................................     600,000
Nasdaq/NMS application fee..................................      95,000
Transfer agent fees and expenses............................      50,000
Blue Sky and miscellaneous fees and expenses................      10,616
          Total.............................................  $2,051,000


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Our officers and directors are covered by provisions of the Delaware General Corporation Law and our certificate of incorporation and bylaws, which serve to limit, and, in some instances, to indemnify them against, liabilities which they may incur in their respective capacities. Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law. Specifically, the directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

     Our bylaws provide for the indemnification of our directors and officers (as well as certain other persons) if the person acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. In an action by or in the right of the Company, no indemnification may be made if the person shall have been adjudged to be liable to the Company unless the court in which the action was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses which the court deems proper. Our bylaws also provide that any indemnification (unless ordered by a court) may be made by the Company only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the person has met the applicable standard of conduct. This determination must be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the action, (ii) if a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders of the Company. If an indemnified person has been successful on the merits or otherwise in defense of any action described above, or in the defense of any matter in the action, the person will be indemnified against expenses (including attorneys' fees) incurred in connection with the action, without the necessity of authorization in the specific case. Expenses incurred in defending or investigating a threatened or pending action may be paid by us in advance of the final disposition of the action upon receipt of an undertaking by the person to repay the amount if it is ultimately determined that indemnification is not proper. The indemnification and advancement of expenses provided by or granted under our bylaws are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, contract, vote of stockholders or disinterested directors or otherwise, it being our policy that indemnification of the persons specified in the bylaws shall be made to the fullest extent permitted by law. The indemnification and advancement of expenses provided by our bylaws, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and inure to the benefit of the heirs, executors and administrators of that person.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Since January 31, 1997, we have sold and issued the following unregistered securities:

          (1) On January 31, 1997, we sold an aggregate of 3,407,948 shares of Series BB convertible preferred stock to 25 investors at a purchase price per share of $2.64 for an aggregate purchase price of $8,996,983.

          (2) In March 1997, in connection with the issuance of Series E convertible preferred stock, we issued warrants to purchase 613 shares of our common stock to an investor at a purchase price per share of $0.10.

          (3) On April 25, 1997, we sold an aggregate of 21,956 shares of Series BB convertible preferred stock to 5 investors at a purchase price per share of $2.64 for an aggregate purchase price of $57,964.

          (4) In July 1997, in connection with an equipment lease agreement with Lighthouse Capital Partners II, L.P., we issued warrants to purchase up to 18,940 shares of our Series BB convertible preferred stock at an exercise price of $2.64 per share. Upon the closing of this offering, the warrants will become exercisable for common stock at the rate of one share of common stock for each share of Series BB convertible preferred stock underlying the warrants.

          (5) In August 1997, in connection with our Series BB convertible preferred stock financing, we issued warrants to purchase up to 816,412 shares of our Series BB convertible preferred stock at an exercise price of $2.64 per share. These warrants will expire if not exercised by 5:00 p.m. on the date of the closing of this offering.

          (6) On November 16, 1997, we sold an aggregate of 4,031,271 shares of Series CC convertible preferred stock to 23 investors at a purchase price per share of $2.75 for an aggregate purchase price of $11,085,995.

          (7) On December 16, 1997, we sold an aggregate of 371,636 shares of Series CC convertible preferred stock to 2 investors at a purchase price per share of $2.75 for an aggregate purchase price of $1,020,999.

          (8) In November 1998, we issued Series DD convertible subordinated debentures to 19 investors in an aggregate principal amount of $14,995,503. Upon the closing of this offering, we have the right to convert these debentures into fully paid and nonassessable shares of Series DD convertible preferred stock, which will convert automatically into shares of our common stock, at a conversion price of $5.50 per share.

          (9) In January 1999, in connection with a senior lease and security agreement with Phoenix Leasing Incorporated, we issued warrants to purchase up to 3,955 shares of our Series DD preferred stock at an exercise price of $5.50 per share. Upon the closing of this offering, the warrants will become exercisable for common stock at the rate of one share of common stock for each share of Series DD preferred stock underlying the warrants.

          (10) In July 1999, in connection with a loan and security agreement with Transamerica Business Credit Corporation, we issued warrants to purchase up to 100,000 shares of our Series DD convertible preferred stock at an exercise price of $5.50 per share. Upon the closing of this offering, the warrants will become exercisable for common stock at the rate of one share of common stock for each share of Series DD convertible preferred stock underlying the warrants.

          (11) From January 31, 1997 until March 31, 2000, 47 employees, directors and consultants exercised options to purchase an aggregate of 238,494 shares of common stock under our 1990 Incentive Stock Plan, for an aggregate purchase price of $83,735.50.



          (12) From January 31, 1997 until March 31, 2000, 5 employees exercised options to purchase an aggregate of 207,500 shares of common stock under our Key Executives Incentive Plan, for an aggregate purchase of $62,250.


          (13) In December 1999, in connection with the purchase of substantially all of the assets of the assets of The Gwydion Company LLC, a California limited liability company, we issued a total of 573,334 shares of our common stock to Gwydion. There are only two members of The Gwydion Company and the shares issued in the purchase of the assets are subject to an eighteen month escrow to cover certain contingencies, including breaches of Gwydion's representations and warranties or indemnification requirements under the asset purchase agreement.

     Except where otherwise provided above, none of these unregistered sales transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) of the Securities Act, Regulation D promulgated under Section 4(2) or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients in these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution of the securities, and appropriate legends were affixed to the share certificates and instruments issued in the transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16. EXHIBITS


NUMBER                     DESCRIPTION OF DOCUMENT
------                     -----------------------
 1.1*    Form of Underwriting Agreement.
 3.1+    Certificate of Incorporation of the Registrant.
 3.2+    Form of Amended and Restated Certificate of Incorporation of
         the Registrant to be filed upon the closing of the offering made pursuant to this Registration Statement.
 3.3+    Bylaws of the Registrant, as currently in effect.
 4.1     Specimen Common Stock Certificate.
 4.2+    Amended and Restated Preferred Stock Purchase Warrant, dated
         August 6, 1997, issued to Lighthouse Capital Partners II,
         L.P.
 4.3+    Warrant to Purchase Shares of Series DD Preferred Stock of
         Repeater Technologies, Inc., dated January 25, 1999, issued to Phoenix Leasing Incorporated.
 4.4+    Stock Subscription Warrant to Purchase Series DD Preferred
         Stock of Repeater Technologies, Inc., dated July 8, 1999,
         issued to TBCC Funding Trust II.
 4.5+    Sixth Amended and Restated Investor Rights Agreement, dated
         November 25, 1998, as amended by Amendment No. 1 to the
         Sixth Amended and Restated Investor Rights Agreement, dated
         July 8, 1999.
 5.1*    Opinion of Cooley Godward LLP.
10.1+    Form of Indemnity Agreement between the Registrant and its directors and executive officers.
10.2+    1990 Incentive Stock Plan and forms of offering documents.
10.3+    Key Executives Stock Option Plan and forms of offering
         documents.
10.4+    2000 Equity Incentive Plan and forms of offering documents.
10.5+    2000 Employee Stock Purchase Plan and form of offering
         document.
10.6+    Lease, dated August 7, 1992, between Repeater Technologies,
         Inc. and The Sobrato 1979 Trust, as amended by the First
         Amendment to Lease, dated October 16, 1998, between Repeater
         Technologies, Inc. and Sobrato Interests II.
10.7+    Change of Control Agreement, dated November 3, 1999, between
         Repeater Technologies, Inc. and Timothy A. Marcotte.

NUMBER                     DESCRIPTION OF DOCUMENT
------                     -----------------------
10.8+    License Agreement, dated May 12, 1998, between Repeater
         Technologies, Inc. and Matthew Fuerter.
10.9+    Convertible Debenture Purchase Agreement, dated November 25,
         1998.
16.1+    Letter from Ernst & Young LLP regarding change in
         independent accountants.
23.1     Consent of PricewaterhouseCoopers LLP, independent
         accountants.
23.2     Consent of PricewaterhouseCoopers LLP, independent
         accountants.
23.3*    Consent of Cooley Godward LLP (included in Exhibit 5.1).
24.1+    Power of Attorney.
27.1     Financial Data Schedule.


---------------
* To be filed by amendment.

+ Previously filed.

               REPORT OF INDEPENDENT ACCOUNTANTS ON CONSOLIDATED


                          FINANCIAL STATEMENT SCHEDULE



To the Board of Directors and Stockholders of Repeater Technologies, Inc.



     Our audits of the consolidated financial statements referred to in our
report dated April   , 2000 appearing in this Registration Statement on Form S-1 also included an audit of the consolidated financial statement schedule listed in Item 16(b) of this Form S-1. In our opinion, this consolidated financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.



PRICEWATERHOUSECOOPERS LLP



San Jose, California


April   , 2000

                          REPEATER TECHNOLOGIES, INC.



         SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS AND RESERVES


                                 (IN THOUSANDS)


                                             ADDITIONS                                              ADDITIONS
                                      -----------------------                                -----------------------
                         BALANCE AT   CHARGED TO   CHARGED TO                   BALANCE AT   CHARGED TO   CHARGED TO
                         MARCH 27,    COSTS AND      OTHER      DEDUCTIONS --   MARCH 27,    COSTS AND      OTHER
      DESCRIPTION           1997       EXPENSES     ACCOUNTS     WRITE-OFFS        1998       EXPENSES     ACCOUNTS
      -----------        ----------   ----------   ----------   -------------   ----------   ----------   ----------
Provision for Doubtful
  Debts................       (67)        (142)        --             31            (178)       (713)
Inventory Allowance....    (3,075)      (1,100)        --            258          (3,917)       (565)        (164)(1)

                                                             ADDITIONS
                                                      -----------------------
                                         BALANCE AT   CHARGED TO   CHARGED TO                    BALANCE AT
                         DEDUCTIONS --   MARCH 26,    COSTS AND      OTHER      DEDUCTIONS --   DECEMBER 24,
      DESCRIPTION         WRITE-OFFS        1999       EXPENSES     ACCOUNTS     WRITE-OFFS         1999
      -----------        -------------   ----------   ----------   ----------   -------------   ------------
Provision for Doubtful
  Debts................         71           (820)        (66)         --            661             (225)
Inventory Allowance....      2,788         (1,858)       (339)         14             15           (2,167)


---------------


(1) Reclass from other accrued liabilities.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf, by the undersigned, thereunto duly authorized, in the City of Sunnyvale, County of Santa Clara, State of California, on April 14, 2000.



                                          REPEATER TECHNOLOGIES, INC.



                                          By:    /s/ KENNETH L. KENITZER

                                            ------------------------------------

                                                    Kenneth L. Kenitzer


                                               President and Chief Executive
                                                           Officer



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.



              SIGNATURE                                 TITLE                        DATE
              ---------                                 -----                        ----

       /s/ KENNETH L. KENITZER          President and Chief Executive Officer   April 14, 2000
--------------------------------------  and Director (Principal Executive
         Kenneth L. Kenitzer            Officer)

                  *                     Vice President and Chief Financial      April 14, 2000
--------------------------------------  Officer (Principal Financial and
         Timothy A. Marcotte            Accounting Officer)

                  *                     Director                                April 14, 2000
--------------------------------------
              John Bosch

                  *                     Director                                April 14, 2000
--------------------------------------
          Chris L. Branscum

                  *                     Director                                April 14, 2000
--------------------------------------
            Bandel Carano

                  *                     Director                                April 14, 2000
--------------------------------------
           Richard G. Grey

                  *                     Director                                April 14, 2000
--------------------------------------
            Perry LaForge

                  *                     Director                                April 14, 2000
--------------------------------------
           Alessandro Piol

     *By: /s/ KENNETH L. KENITZER
--------------------------------------
         Kenneth L. Kenitzer
          (Attorney-in-fact)

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
  1.1*    Form of Underwriting Agreement.
  3.1+    Certificate of Incorporation of the Registrant.
  3.2+    Form of Amended and Restated Certificate of Incorporation of
          the Registrant to be filed upon the closing of the offering made pursuant to this Registration Statement.
  3.3+    Bylaws of the Registrant, as currently in effect.
  4.1     Specimen Common Stock Certificate.
  4.2+    Amended and Restated Preferred Stock Purchase Warrant, dated
          August 6, 1997, issued to Lighthouse Capital Partners II,
          L.P.
  4.3+    Warrant to Purchase Shares of Series DD Preferred Stock of
          Repeater Technologies, Inc., dated January 25, 1999, issued to Phoenix Leasing Incorporated.
  4.4+    Stock Subscription Warrant to Purchase Series DD Preferred
          Stock of Repeater Technologies, Inc., dated July 8, 1999,
          issued to TBCC Funding Trust II.
  4.5+    Sixth Amended and Restated Investor Rights Agreement, dated
          November 25, 1998, as amended by Amendment No. 1 to the
          Sixth Amended and Restated Investor Rights Agreement, dated
          July 8, 1999.
  5.1*    Opinion of Cooley Godward LLP.
 10.1+    Form of Indemnity Agreement between the Registrant and its directors and executive officers.
 10.2+    1990 Incentive Stock Plan and forms of offering documents.
 10.3+    Key Executives Stock Option Plan and forms of offering
          documents.
 10.4+    2000 Equity Incentive Plan and forms of offering documents.
 10.5+    2000 Employee Stock Purchase Plan and form of offering
          document.
 10.6+    Lease, dated August 7, 1992, between Repeater Technologies,
          Inc. and The Sobrato 1979 Trust, as amended by the First
          Amendment to Lease, dated October 16, 1998, between Repeater
          Technologies, Inc. and Sobrato Interests II.
 10.7+    Change of Control Agreement, dated November 3, 1999, between
          Repeater Technologies, Inc. and Timothy A. Marcotte.
 10.8+    License Agreement, dated May 12, 1998, between Repeater
          Technologies, Inc. and Matthew Fuerter.
 10.9+    Convertible Debenture Purchase Agreement, dated November 25,
          1998.
 16.1+    Letter from Ernst & Young LLP regarding change in
          independent accountants.
 23.1     Consent of PricewaterhouseCoopers LLP, independent
          accountants.
 23.2     Consent of PricewaterhouseCoopers LLP, independent
          accountants.
 23.3*    Consent of Cooley Godward LLP (included in Exhibit 5.1).
 24.1+    Power of Attorney.
 27.1     Financial Data Schedule.


---------------
* To be filed by amendment.

+ Previously filed.